04036070

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Nippon Mining Holdings Inc.

*CURRENT ADDRESS: 10-1 Toranamon 2-chome
Minato-ku, Tokyo 105-0001
Japan

**FORMER NAME:

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

**NEW ADDRESS:

FILE NO. 82- 34805

FISCAL YEAR: ~~12-31-~~ 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
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OICF/BY: [signature]

DATE: 8-6-04

To Our Shareholders

Business Report for the Second Fiscal Year
(April 1, 2003 to March 31, 2004)

[P.2]
Dear Shareholders:

~~12-310~~ 3-31-03 ARLS

Thank you very much for your continued support.

With the second fiscal year (from April 1, 2003 to September 30, 2003) ending, we would like to take this opportunity to present you with a business report for you to review.

Nippon Mining Holdings Group and its holding company, Nippon Mining Holdings. Inc., view "resources and energy" as their corporate identity. The group's operations concentrate on four core businesses including petroleum, resources and non-ferrous metals, electronic materials and metal fabrication. The core business companies concentrate on their areas of business expertise and carry out flexible operations that fit within their respective business spheres. In order to facilitate this, the Company has re-organized the group system that was set up in September 2002. Japan Energy Corporation was established in April 1, 2003, to specialize in the petroleum business. In October 2003 the Group's electronic materials business was integrated into Nikko Materials Co., Ltd. Nippon Mining & Metals Co., Ltd. spun off its metal fabrication business into a new wholly owned subsidiary, Nikko Metal Manufacturing Co., Ltd. As a result of these measures, the Group was reorganized to operate under four core business companies: Japan Energy Corporation (petroleum), Nippon Mining & Metals Co., Ltd. (resources and non-ferrous metals), Nikko Materials Co., Ltd. (electronic materials) and Nikko Metal Manufacturing Co., Ltd. (metal fabrication).

The Nippon Mining Holdings Group focuses on creating "quality over quantity" and places an "emphasis on profitability" in its operations. It strives to achieve the highest level of competitiveness and profitability in each business field and is committed to enhancing its corporate value through effective business operations and the optimal allocation of operating resources for the entire Group.

This fiscal year saw signs of economic recovery with an increase in capital investment and brisk exports, resulting in an upward trend in corporate revenues, despite a continuing high unemployment rate.

Nippon Mining Holdings Group experienced better results in all four core business operations thanks to the structural reform initiatives of its affiliated companies and an upturn in the business climate as a result of rising material prices. As a result, the Group saw a year-on-year increase of 2.4%in net sales, amounting to ¥2,214,589,000,000 yen and a year-on-year increase of 45.4% in operating income, amounting to 53.737 billion yen. The net income for this fiscal year increased 306.7% over the previous period to 14.854 billion yen due to extraordinary losses resulting from measures taken to enhance operating strength through the restructuring of the electronic materials business in the U.S. and the extraordinary profits resulting from the offering of stock to the public by the Group's US subsidiary. The Group realized a reduction of approximately 120 billion yen in interest-bearing liabilities (down 14% from the end of FY2002), significantly improving its balance sheet.

The year-end dividend was set at 6 yen per share and was approved at the annual shareholders' meeting.

With the political and economic climate still uncertain on both domestic and international fronts, the business environment of the Group operations is expected to remain harsh. Against this backdrop, the Nippon Mining Holdings Group developed a Medium-Term Business Plan for FY2004 to FY2006 in April this year. Its major objectives include acceleration of the Group's structural reform initiatives to improve profitability and corporate financial health, and the pursuit of profit-earning opportunities as well as business opportunities that have the potential for synergy among group companies. By steadily achieving these objectives, the Group will seek net sales of 2.232 trillion yen, operating income of 82 billion yen and a reduction of interest-bearing liabilities by approximately 250 billion yen (in comparison with FY2001) in FY2006.

Nippon Mining Group will strive for the stable and efficient supply of resources and energy that contribute to the further development of society while securing safety management and compliance with all relevant laws, regulations and global environmental initiatives.

We look forward to the continued support and understanding of our shareholders. Thank you very much.

July 2004

[P.3]
Nippon Mining Holdings Group

Medium-Term Business Plan

FY2004-FY2006

Nippon Mining Holdings Group developed a Medium-Term Business Plan for FY2004-FY2006 with an aim for early realization of further improvements in its revenue base and radical improvement of its financial health, along with an active pursuit of business opportunities that have the potential to enhance the Group's future growth and development.

Outline of the Mid-Term Business Plan for FY2004-FY2006

Outline
In view of the business environment in which the Group operates and the possible outcome of reform initiatives by core business companies, FY2006 forecasts for the Mid-Term Business Plan are as shown below.

FY2006 Forecasts for the Mid-Term Business Plan

	Current FY2003		FY2006
Consolidated operating income	¥53.7 billion	□	¥82 billion
Consolidated operating income to net sales ratio	2.4%	□	3.7%
Consolidated equity ratio	14.9%	□	20.0%
Reduction of consolidated interest-bearing liabilities	¥138.8 billion (In comparison with the end of FY2001)	□	¥250 billion (In comparison with the end of FY2001)

Exhibit T

July 9, 2004

Nippon Mining Holdings, Inc.

Secondary Offering of Shares

- To further enhancement corporate value -

Nippon Mining Holdings, Inc. held a meeting of its Board of Directors today, and resolved issues of the secondary offering of its shares and the disposal of treasury shares.

[For the purpose of raising capital]

Nippon Mining Holdings, Inc. announced its Medium-Term Business Plan for FY2004 through FY2006 on April 7, 2004. The financial arrangement through the sale of our own shares will facilitate further capital investment as well as loan and investment, with an eye to improving our revenue base. This will mean a significant increase in capital and contribute to creating a strong financial base from which we can respond quickly to new profit-earning opportunities and business opportunities as they arise.

[Background to share acquisition and purpose of the secondary offering]

Nippon Mining Holdings, Inc. acquired its own shares, which it plans to sell, through the establishment of the company.

In September 2002 Japan Energy Corporation (which changed its name to Japan Energy Electronic Materials, Inc. in April 2003 and was later absorbed by Nippon Mining Holdings) and Nippon Mining & Metals Co., Ltd. (NM&M) established a joint holding company, Nippon Mining Holdings, Inc., through a share transfer. With this, the NM&M shares owned by the former Japan Energy Corporation (58.7% of shares issued) were allotted to Nippon Mining Holdings.

As a result, the former Japan Energy Corporation, a wholly owned subsidiary of Nippon Mining Holdings, came to own 19.8% of all shares issued by its parent company. After implementation of the Group's restructuring scheme, which consolidated Nippon Mining Holdings and the former Japan Energy Corporation in October 2003, these shares became Nippon Mining Holdings' own shares.

We have been reviewing how to utilize these shares and decided to sell them in order to raise funds for capital investments as well as loans and investments in order to further enhance our corporate value. The decision was made based on the recognition that our structural reform initiatives for improving profitability and financial strength achieved a certain level of success as of the end of the last fiscal year.

The Medium-Term Business Plan for FY2004 through FY2006 incorporates plans for capital investment and loan/investment with an eye to retaining and improving profitability of existing businesses, moving into new growth areas, and investing in environmental preservation. More specifically, the Petroleum segment will focus on improving the competitiveness of its oil refineries and enhancing and expanding service stations. The Resources and Non-ferrous Metals segment will consolidate part of the copper smelting process at the Saganoseki Smelter Refinery. The Electronic Materials segment will focus on increasing its production capacity for rolled copper foil and target materials while the Metal Fabrication segment will move forward with aggressive business development in the East Asia region.

July 9, 2004

Company Name	Nippon Mining Holdings, Inc.
Representative	Yasuyuki Shimizu, president
ID Code	5016
Contact	Nobuyuki Yamaki, senior officer Administration Group (IR/Public Relations)
Phone	03-5573-5123

Disposal of Treasury Shares and Secondary Offering of Stock

Nippon Mining Holdings, Inc. held a meeting of its Board of Directors on July 9, 2004, and resolved the following matters in connection with the secondary offering of its shares and the disposal of treasury shares.

1. Secondary Offering of Stock (offering through the disposal of Treasury Shares)

(1) Number of shares to be disposed of: 160,165,500 shares of common stock of the company [(a) Domestic market: 77,765,500 shares, (b) Overseas markets: 82,400,000 shares]

Breakdown of secondary offering in the domestic and foreign markets will be determined on the Offering Price Determination Date detailed in "(3) Method of share disposal," after taking into account market demand. The number of shares mentioned above is the maximum number of shares to be sold.

(2) Disposal price: The Disposal Price will be determined on the Offering Price Determination Date detailed in "(3) Method of share disposal" in accordance with the methods stipulated in Article 14, Clause 7-2 of the Fair Business Practices Regulations laid down by the Japan Securities Dealers Association.

(3) Method of share disposal: (1) Domestic offering

Nikko Citigroup Limited (the sole book-runner) and Mizuho Securities Co., Ltd. will act as co-managers of the secondary offering in the domestic market, with Daiwa

Securities Co. Ltd., Daiwa Securities SMBC Co. Ltd., Shinko Securities Co., Ltd., Nomura Securities Co., Ltd. and UBS Securities Japan Ltd. acting as underwriters.

(2) International offering

The secondary offering will be made in the foreign markets mainly in Europe and the US. (Sales in the U.S. will be restricted to qualified institutional buyers under Rule 144A of the U.S. Securities Act of 1933.) Nikko Citigroup (Citigroup Global markets Limited) and UBS Limited will act as co-managing underwriters of the secondary offering in the foreign markets, with Mizuho International plc acting as an underwriter. They will each purchase and underwrite all the shares.

(3) The offering price shall be determined according to the method stipulated in Article 14, Clause 7-2 of the Fair Business Practices Regulations laid down by the Japan Securities Dealers Association. The offering price of the secondary offering shall be based on the closing price of the stock on the Tokyo Stock Exchange on the day the offering price is determined during the period between Monday, July 26, 2004 and Wednesday, July 28, 2004 ("Offering Price Determination Date"). In determining the offering price of the secondary offering, consideration shall be given to general demand for the stock and the price shall be based on the closing price of the stock on the Tokyo Stock Exchange on the offering price determination date (if there is no closing price on that day, the last closing price shall apply) multiplied by 0.90-1.00 (discarding fractions of less than one yen).

(4) The Company will pay no commission fee to underwriters. The underwriter will receive underwriting fees equal to the sales price minus the disposal price, or the sales price paid by the underwriter to the seller.

Exhibit U

July 9, 2004
Nippon Mining Holdings, Inc.
am/pm Japan Co., Ltd.

Allocation of New Shares to a Third Party for am/pm Japan

Nippon Mining Holdings, Inc. (headquartered in Minato-ku, Tokyo, headed by Yasuyuki, Shimizu, president) and am/pm Japan Co., Ltd. (headquartered in Chiyoda-ku, Tokyo, headed by Yukiatsu Akisawa, president) agreed today that Reins International Inc. (headquartered in Minato-ku, Tokyo, headed by Tomoyoshi Nishiyama, president) will underwrite am/pm's third party allocation of shares to increase its capital holdings. This is an outline of the basic agreement:

1. Issuance of new shares

(1)	Number of new shares issued	570,000 shares
(2)	Issuing price	¥30,000 per share
(3)	Total amount of new stock issued	¥17,100,000,000
(4)	Allottee	Reins International
(5)	Due date of payment	August 10, 2004

2. Changes to percentage of shares

(1)	Before capital increase (as of July 31, 2004)		
	Nippon Mining Holdings	306,000 shares	90.0%
	Mitsubishi Corporation	34,000 shares	10.0%
	Total	340,000 shares	100.0%
(2)	After capital increase		
	Reins International	570,000 shares	62.6%
	Nippon Mining Holdings	306,000 shares	33.7%
	Mitsubishi Corporation	34,000 shares	3.7%
	Total	910,000 shares	100.0%

(Note) The increase in capital shown above will result in turning am/pm from a consolidated subsidiary to an equity affiliate of Nippon Mining Holdings. Reins is steadily growing with its effective franchise operations despite the harsh environment surrounding the restaurant industry. We see it as an ideal company to rely on for further development of am/pm. am/pm will leverage Reins' know-how of store operations and customer service it has developed through its restaurant chain operations as well as both companies' business resources such as store network, brands, logistics infrastructure, merchandising and IT systems to further enhance its operational efficiency and profitability.

Exhibit V

July 9, 2004

Company Name	Nippon Mining Holdings, Inc.
Representative	Yasuyuki Shimizu, President
ID Code	5016
Contact	Nobuyuki Yamaki, Senior Officer Administration Group (IR/Public Relations)
Phone	03-5573-5123

Re: Revisions to Earnings Forecast

In light of the recent trend in our operational performance, the following revisions have been made to the earnings forecast, which was released when the Financial Results for Fiscal Year Ending March 31, 2004 was announced on May 12, 2004.

1. Revisions to the earnings forecast for consolidated interim financial results for fiscal year ending March 31, 2005 (April 1, 2004 to September 30, 2004)

(In millions of yen)

	Net sales	Operating income	Net Income for this fiscal year
Previous forecast (A) (Announced on May 12, 2004)	1,090,000	29,500	4,500
Revised forecast (B)	1,127,000	39,000	9,000
Increase or decrease (B-A)	+37,000	+9,500	+4,500
Percentage increase or decrease	3.4%	32.2%	100.0%

2. Reasons

Consolidated operating income for the consolidated interim financial results for fiscal year ending March 31, 2005 is expected to increase by 9.5 billion yen to 39 billion yen thanks to increases in both sales and profits in all core business segments, including Petroleum, Resources and Non-ferrous Metals, Electronic Materials, and Metal Fabrication. Consolidated net income for the same period is expected to increase 4.5 billion yen to 9 billion yen due to an increase in extraordinary profits.

< Segment Information summarized by product group> (in billions of yen)

		Previous forecast	Current forecast	Difference	Comments	Actual results for 1st half FY2003
Petroleum	Net sales	840.0	865.0	+25.0	Increase in inventory profit by ¥3 bil., improvement in profit and loss balance for petrochemicals.	830.8
	Operating income	11.0	15.0	+4.0		14.6
Resources / Non-ferrous Metals	Net sales	164.0	173.5	+9.5	Profit increase in equity subsidiaries by ¥3.5 bil., improvement in copper premiums	143.2
	Operating income	10.5	16.0	+5.5		5.1
Electronic Materials	Net sales	43.0	45.5	+2.5	Profit increase due to increased sales of electrolytic copper foil, rolled copper foil and target materials.	37.1
	Operating income	3.0	3.5	+0.5		-3.5
Metal Fabrication	Net sales	28.0	29.5	+1.5	Profit increase due to increased sales of foil and high-performance products for the IT industry.	22.2
	Operating income	4.3	5.0	+0.7		2.7
Other operations	Net sales	32.0	30.5	-1.5	Profit decrease due to decreased sales.	36.7
	Operating income	0.7	-0.5	-1.2		0.5
Write-off	Net sales	-17.0	-17.0			-17.6
Total	Net sales	1,090.0	1,127.0	+37.0		1,052.4
	Operating income	29.5	39.0	+9.5		19.3

The above forecast does not reflect possible changes in the consolidated interim results, which would be affected by the reduction in the percentage of Nippon Mining Holdings' shares (at 33.7%, down from 90.0%) and the organizational change that turned am/pm Japan Co., Ltd. into NMH's equity affiliate from a consolidated subsidiary as a result of the capital increase through a third-party allotment for am/pm,

Exhibit W

To Whom It May Concern:

July 26, 2004

Company Name:	NIPPON MINING HOLDINGS, INC.
Name of Representative:	Yasuyuki Shimizu, Representative Director and President
Code No.:	5016
Inquiries:	General Affairs Group (handling IR and PR) Nobuyuki Yamaki, Senior Officer
Tel:	03-5573-5123

Notice Concerning Determination of Disposition Value and Sales Price, etc.,

Concerning the disposition of treasury stock and sale of shares of the Company, as resolved at the Board of Directors Meeting of the Company held on July 9, 2004, the disposition value and sales price, etc., have been decided as in the following, and we are hereby notifying you of such decisions.

1. Disposition of Treasury Stock by Sale (sale by purchase underwriting by underwriter)

(1) Sales price	464 yen
(2) Total sales price amount	74,316,792,000 yen
(3) Number of shares for sale	160,165,500 shares
	(domestic sale) 77,765,500 shares
	(overseas sale) 82,400,000 shares
(4) Underwriting value (disposition value)	445.04 yen
(5) Total underwriting value amount	71,280,054,120 yen
(6) Application period	July 27, 2004 to July 29, 2004
(7) Paid-in date	August 3, 2004
(8) Delivery date	August 4, 2004

(Note) Underwriter performs purchase underwriting at underwriting value (disposition value) and performs sale at sales price.

2. Stock Sale (sale by over allotment)

(1) Number of shares for sale	8,000,000 shares
(2) Sales price	464 yen
(3) Total sales price amount	3,712,000,000 yen
(4) Application period	July 27, 2004 to July 29, 2004
(5) Delivery date	August 4, 2004

3. Disposition of Treasury Stock by third party allocation

(1) Disposition value	445.04 yen
(2) Total disposition value amount	3,560,320,000 yen
(3) Application period	August 31, 2004
(4) Paid-in date	August 31, 2004

Exhibit X

News Releases

A Change in the Management

Nippon Mining Holdings announced a change in the management, which is subject to approval of the General Meeting of Shareholders scheduled to be held on June 25,2003.

1. Changes in the Management, effective on June 25, 2003

   Mr. Takashi Sakamoto Special Advisor, Nippon Mining Holdings and Nippon Mining & Metals (Currently, Chairman and Representative Director)

   Mr. Akihiko Nomiyama Chairman and Representative Director (Currently, President, Representative Director & CEO)

   Mr. Yasuyuki Shimizu President, Representative Director & CEO (Currently, Chairman and Representative Director of Nippon Mining & Metals)

   Mr. Yasuyuki Shimizu will resign as Chairman of Nippon Mining & Metals on June 24,2003.

2. *Background Information Biographical background of Messrs. Nomiyama and Shimizu are following.*

(Newly appointed Chairman)
Akihiko Nomiyama

Born 15 June 1934 in Fukuoka Prefecture, Japan.
In March 1957, graduated from Faculty of Law, the University of Tokyo. In April 1957 joined Nippon Mining Co., Ltd. After assignments in budget control, corporate financing became the general manager, Administrative Dept., Petroleum Operation of the company, in July 1981.
In July of the ensuing year, he was appointed as an associate director with the same responsibility. In July 1983, became a director and in July 1989 promoted to the managing director for Petroleum Operation.
In November 1992, Nippon Mining Co., Ltd. merged with Kyodo Oil Co., Ltd. and in the new entity named Japan Energy Corporation, he assumed the highest responsibility for corporate planning as a managing director. In June 1994, he became a senior managing director and simultaneously took the office of general manager of Greater Metropolitan Marketing.
In June 1996, he was nominated as president and CEO of Japan Energy Corporation and in June 2000 designated as Chairman, President and CEO. In April 2002, he resigned his position as president and became Chairman and CEO of Japan Energy Corporation.
In September 2002, Japan Energy and Nippon Mining & Metals established a holding company named NIPPON MINING HOLDINGS, INC., he was appointed as president and CEO of NIPPON MINING HOLDINGS and he resigned as Chairman and CEO of Japan Energy.

(Newly appointed President)
Yasuyuki Shimizu

Born 24 November 1938 in Mie Prefecture, Japan.
In March 1961, graduated from Faculty of Law, the University of Tokyo. In April 1961 joined Nippon Mining Co., Ltd. After assignments in administration and planning departments became a general manager, Administrative Dept. of Planning & Development Division, in July 1985.
In 1988 he was appointed as Vice-President of Gould Inc. (now Gould Electronics Inc.), which operated copper foil business in the U.S.A. In 1989 he became a director of Nippon Mining, assuming the same assignment.
In 1992 Nippon Mining & Metals was established, operating Nippon Mining's metal business. And in the same year Nippon Mining Co., Ltd. merged with Kyodo Oil Co., Ltd to create Nikko Kyodo, which changed its name to Japan Energy Corporation in 1993.
In 1995 he was assigned as a managing director of Nippon Mining & Metals, in charge of Administration Dept. He promoted to a senior managing director in 1996,and Vice-President in 1999.
In 2002 he was designated as Chairman of Nippon Mining & Metals, after taking office in Toho Titanium Co., Ltd. as President for two years from 2000.
In September 2002, Japan Energy and Nippon Mining & Metals established a holding company named NIPPON MINING HOLDINGS, INC.
He is appointed as President and CEO of NIPPON MINING HOLDINGS and will resign as Chairman of Nippon Mining & Metals in June 2003.

Exhibit Y

News Release (April 15,2003)

Mid-Term Management Plan (FY2003-FY2005)

Nippon Mining Holdings announced Mid-Term Management Plan covering from FY2003 (beginning April 1, 2003) to FY2005 (ending March 31, 2006).

Though the Company predicts the business environment may become more severe, with the politics and economy more uncertain for the future, the Group will thrive to enhance the corporate value by carrying out the Plan.

1. Group Management Basic Strategy

(1) Business Strategy

① **Strengthen the core business profitability**

The core business companies strengthen the profitability and the competitiveness.

They continue to implement structural reforms, setting much value on quality rather than quantity.

② **Evolve into the growth areas**

They positively search for the new areas and projects from the worldwide viewpoint, which contribute to the growth in order to develop the business for the future, and evolve into the growth areas.

To achieve these, the Company will allocate and optimize the Group's management resources.

The Group will positively pursue the synergy within the Group companies, while deepening and building strategic alliances with other companies.

(2) Financial Strategy

The Group will reduce interest-bearing liabilities and improve the financial structure by strengthening profitability and promoting asset efficiency.

2. Long-Term Management Targets

Considering the environmental changes in the future, the Group set the Long-Term Targets, based on the Group's management resources and potentials.

① Ordinary margin 5% (ordinary income of approximately 100 billion yen)

② Shareholder's equity ratio 25% (equity capital of approximately 380billion yen)

③ Interest-bearing liabilities reduction 300 billion yen

※Ordinary income means income before special items, which consists of operating income, together with other income items, such as interest and dividends received and equity in gain of non-consolidated subsidiaries and affiliates, after adjustments for interest paid.

3. Overview of Mid-Term Management Plan

The Group predicts the business environment will remain uncertain, mainly due to the breakout of Iraqi War, the flagging world economy and changes in the industry and market structure. The Group makes the Plan to identify challenges to be tackled and the way to proceed for 3 years in order to achieve the Long-Term Targets.

By carrying out the Plan, the Group will achieve the following goals in FY2005(the year ending March 31, 2006).

① Ordinary income 75 billion yen (36 billion yen estimated in FY2002)

② Ordinary margin 3.4% (1.7% estimated in FY2002)

③ Interest-bearing liabilities reduction 200 billion yen to 690 billion yen as of March 31,2006

④ Shareholder's equity ratio 17.4% (12.4% estimated as of March 31, 2003)

(1) Assumptions

		FY2002 (estimate)	FY2003 (plan)	FY2004 (plan)	FY2005 (plan)
Exchange rate (¥/$)		122	120	120	120
Petroleum	Crude oil FOB ($/BL)	26.3	23.9	22.4	22.4
	Fuel oil sales (1000 kl)	21,970	20,870	20,940	20,890
Non-Ferrous Metals	Copper price (¢/lb)	72.2	75.0	80.0	80.0
	PPC Copper sales (1000 tons)	582	572	585	582
	Fabrication sales (1000 tons)	49	46	42	42
Electronic Materials	EDCF sales (tons/month)	2,090	2,700	3,000	3,200
	TRCF sales (1000 meters/month)	2,000	2,600	3,700	4,000

※PPC: Pan Pacific Copper Co., Ltd.

(Nippon Mining & Metals; 66%, Mitsui Mining & Smelting; 34%)

※EDCF: Electro-Deposited Copper Foil

※TRCF: Treated-Rolled Copper Foil

(2) Ordinary Income

Ordinary income of 75 billion yen for FY2005 is projected, considering changes in the business environment and the following improvement factors.

① Petroleum: improvement in sales department, and cost cutting in refining, sales and administration

② Non-Ferrous Metals: integration in refining process, increase in highly value-added fabrication products

③ Electronic Materials: streamlining EDCF production, increase in the sales of growth products such as TRCF and sputtering targets

(billion yen)

		FY2002 (estimate)	FY2005 (plan)	Differnces
Sales		2,150	2,194	(○) 44
Ordinary income		36	75	(○) 39
Segments	Petroleum	23	34	(○) 11
	Non-Ferrous Metals	15	25	(○) 10
	Electronic Materials	▲5	13	(○) 18
	Others	3	3	—

Ordinary margin (%)	1.7	3.4	(○) 1.7

(3) Cash Flows and Interest-bearing liabilities reduction

(billion yen)

	FY2002 (estimate)	FY2003-2005 (plan)	FY2002-2005 (plan)
Operating Cash Flows	19	254	273
Investing Cash Flows	▲25	▲70	▲95
Investment in equipment · Investment and financing expenditure	▲49	▲156	▲205
Income in investment	20	30	50
Sales of assets and business operations	4	56	60
Others (Dividends etc.)	▲7	▲15	▲22
Free Cash Flows	▲13	169	156

Free Cash Flows	156 billion yen
Reduction of Cash & Cash Equivalents	44 billion yen
Interest-bearing liabilities reduction	200 billion yen

(4) Balance Sheets

	March 31,2002 (A)	March 31,2003 (estimate)	March 31,2006 (plan) (B)	Differences (B－A)
Assets (billion yen)	1,696	1,636	1,518	－178
Liabilities (billion yen)	893	888	693	－200
Shareholder's equity (billion yen)	182	202	264	＋83
Shareholder's equity ratio (%)	10.7	12.4	17.4	＋6.7
Shareholder's equity per share (yen)	163	297	388	＋225

※Number of issued shares

March 31,2002 : 1,114 million, March 31,2003/March 31,2006 : 680 million (treasury stock of 168million is not included.)

(5) Investment in equipment and financing

The Group will make prioritized investment in the projects essential for the core business, and high growth areas in order to strengthen the financial structure.

	2003-2005
(1) The current businesses Sales enforcement (e.g. SS investment) Sulfur-free Competitiveness of refineries System investment Integration in refining process Others	58 billion yen
(2) Growth areas Exploration of natural gas Investment of overseas copper/zinc projects Fabrication business in China Value-added electronic materials products Capacity extension in TRCF Capacity extension in sputtering targets Others	37 billion yen
(3) Environmental protection and maintenances investment	61 billion yen
Total	156 billion yen

4. Business environment and basic strategies/challenges of core business companies

(1) Petroleum (Japan Energy Group)

①Business Environment

- Domestic demands for transportation remains flat, and domestic demands for fuel oil (mainly for industrial fuel oil) declines.
- Excess capacity problem and pressure from supply side remains.
- Petrochemical market is predicted on the basis of 2nd half of FY 2002.

②Basic Strategies/Challenges

- Strengthen the profitability
  <<Refining>>
  Positively tackle the environmental regulations such as sulfer-free
  Enhance the cost-competitiveness (refining cost; 1,500 円/kl↓)
  <<Sales>>
  Improve the efficiency of sales channel
  Strengthen the core SS
- Exploration of oil/gas reserves

(2) Non-Ferrous Metals (Nippon Mining & Metals Group)

[Smelting & Refining / Exploration]

①Business Environment

- Declined metal prices
- Decrease in domestic demands
- Deterioration of T/C due to the tight supply of raw materials

②Basic Strategies/Challenges

- Deepen the alliances in the copper business (PPC,LG—Nikko)
- Integration of refining process in Saganoseki
- Overseas projects (mainly copper)
- Technology such as Hydro-metallurgical refining and Bio-mining process

[Metal Fabrication]

①Business Environment

- Customers transfer to Asia
- High demands for thin and high-function materials

②Basic Strategies/challenges

- Streamlining in Kurami and increase in highly value-added and high-function products
  (high-function products ratio : 15%(FY2002)→50%(FY2005))
- Production in China
- Develop high-function materials by sub-micron metallurgy

(3) Electronic Materials (Nikko Materials Group)

①Business Environment

- Mild improvement in IT-related products
- Customers transfer to Asia

②Basic Strategies/Challenges

- Execute the "First Vendor Strategy"
- Restructuring the electro-deposited copper foil business
  Streamlining & integrating the production of Gould, Inc.
  Increase the high-margin products
- Strengthen the growth products
  Treated rolled copper foil : capacity extension
  (2 million meters/month (FY2002)→5 million meters/month(FY2005))
  and widening the breadth of the products at treat process lines
  Sputtering targets : development of next generation products and timely capacity extension to meet the users' needs in advance
- Pursue the synergy with Nippon Mining & Metals (treated rolled copper foil etc.)

Exhibit Z

RECEIVED
2004 JUL 30 P 4:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Consolidated Closing Report for the year ended March 31, 2003

May 15,2003

Name of public company NIPPON MINING HOLDINGS, INC.
Code No. : 5016 URL : http://www.shinnikko-hd.co.jp/
Stock Listings : Tokyo, Osaka, Nagoya
Address of head office : 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to : IR and Public Relations Department Telephone number : (03) 5573-5118
Date of Board of Directors : May 15, 2003

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Operating results for the fiscal year ended March 31, 2003 (the period from April 1, 2002 to March 31, 2003)

*Since Nippon Mining Holdings, Inc. was jointly established by Japan Energy Corporation and its consolidated subsidiary Nippon Mining & Metals Co., Ltd. by way of share transfer on Sep. 27, 2002, consolidated financial result of Japan Energy Corp. for the previous year (FY2001) is presented for comparison.

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	%(*1)	millions of yen	%(*1)	millions of yen	%(*1)
For the year ended March 31, 2003	2,163,088	[3.8]	40,256	[45.1]	36,968	[45.5]
For the year ended March 31, 2002	2,083,352		27,748		25,405	

	Net Income		Primary EPS	Fully diluted EPS
	millions of yen	%(*1)	yen sen	yen sen
For the year ended March 31, 2003	3,652	[-]	5 89	- -
For the year ended March 31, 2002	306		0 27	- -

	Net income to equity	Income(*2) to total assets	Income(*2) to sales
	%	%	%
For the year ended March 31, 2003	1.9	2.2	1.7
For the year ended March 31, 2002	0.2	1.4	1.2

Note: 1.Equity in earnings of non-consolidated subsidiary and affiliates 7,922 millions of yen (the previous fiscal year 6,387 millions of yen)
2.Average number of shares issued(consolidated) 611,027,210 shares (the previous fiscal year 1,113,862,019 shares)
3.Change of accounting method None

(*1) This represents a percentage of an increase or decrease from the previous fiscal year
(*2) Income is income before special items

(2) Financial position

	Total Assets	Total Shareholders' Equity
	millions of yen	millions of yen
As of March 31, 2003	1,628,723	204,946
As of March 31, 2002	1,695,883	181,453

	Net Worth Ratio	Shareholders' Equity Per Share
	%	yen sen
As of March 31, 2003	12.6	301 78
As of March 31, 2002	10.7	162 91

Note: Number of shares issued at end of year(consolidated) 678,956,116 shares (the previous fiscal year 1,113,826,586 shares)

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
For the year ended March 31, 2003	14,344	(15,698)
For the year ended March 31, 2002	129,894	(29,729)

	Cash flows from financing activities	Cash and cash equivalents at end of year
	millions of yen	millions of yen
For the year ended March 31, 2003	(17,568)	76,294
For the year ended March 31, 2002	(159,346)	91,409

(4) Consolidation group

Consolidated subsidiaries 95 (Japan Energy Corp., Kashima Oil Co.,Ltd., JOMO-NET Kanto Co.,Ltd., Nippon Mining & Metals Co.,Ltd., Pan Pacific Copper Co.,Ltd. Nikko Materials Co.,Ltd., Gould Electronics Inc. am/pm JAPAN Co.,Ltd., Nippon Mining Finance Co., Ltd. etc.)

Non-consolidated subsidiary accounted for by equity method 1 (N.K.Curex Co.,Ltd.)

Affiliated companies accounted for by equity method 18 (LG-Nikko Copper Inc., Minera Los Pelambres etc.)

2. Projection of operating results for the fiscal year ending March 31, 2004 (the period from April 1, 2003 to March 31, 2004)

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the six-months ending September 30, 2003	1,040,000	15,000	0
For the year ending March 31, 2004	2,135,000	42,000	7,000

(information purpose) Projection of Earnings Per Share 10 yen 31 sen

This projection is based on information available as of May 2003. The information is subject to change due to changes in the business environment.

Consolidated Balance Sheet

Account title	Fiscal 2002 (as of March 31, 2003)		Fiscal 2001 (as of March 31, 2002)		Increase (Decrease)
	millions of yen	%	millions of yen	%	
Assets	1,628,723	100.0	1,695,883	100.0	(67,160)
Current assets	*596,082*	*36.6*	*613,974*	*36.2*	(17,892)
Cash and time deposits	66,193		84,426		(18,233)
Notes and accounts receivable, trade	233,226		224,303		8,923
Securities	1,262		5,103		(3,841)
Inventories	223,240		222,583		657
Other current assets	74,286		79,501		(5,215)
Allowance for doubtful accounts	(2,125)		(1,942)		(183)
Fixed assets	*1,032,641*	*63.4*	*1,081,909*	*63.8*	(49,268)
Property, plant and equipment	650,831		666,257		(15,426)
Buildings and structures	172,561		176,046		(3,485)
Machinery and equipment	136,132		149,543		(13,411)
Land	311,589		307,027		4,562
Other	30,549		33,641		(3,092)
Intangible assets	98,173		106,035		(7,862)
Investments and other long-term assets	283,637		309,617		(25,980)
Investment in securities	148,004		165,273		(17,269)
Other	138,502		148,011		(9,509)
Allowance for doubtful accounts	(2,869)		(3,667)		798
Total assets	*1,628,723*	*100.0*	*1,695,883*	*100.0*	(67,160)
Liabilities	1,386,194	85.1	1,448,556	85.4	(62,362)
Current liabilities	*789,711*	*48.5*	*746,650*	*44.0*	43,061
Notes and accounts payable, trade	194,079		205,827		(11,748)
Short-term borrowing	427,834		325,045		102,789
Current portion of bonds	-		20,200		(20,200)
Accounts payable, other	97,675		119,965		(22,290)
Other current liabilities	70,123		75,613		(5,490)
Long-term liabilities	*596,483*	*36.6*	*701,906*	*41.4*	(105,423)
Bonds	57,400		63,560		(6,160)
Long-term debt	391,149		484,041		(92,892)
Deferred tax liabilities related to land revaluation	34,072		35,211		(1,139)
Allowance for retirement benefits	61,517		57,643		3,874
Allowance for periodic repair works	13,453		14,152		(699)
Other long-term liabilities	38,892		47,299		(8,407)
Minority interest in consolidated subsidiaries	37,583	2.3	65,874	3.9	(28,291)
Shareholders' Equity	204,946	12.6	181,453	10.7	23,493
Common stock	*40,000*	*2.5*	*87,583*	*5.2*	(47,583)
Capital surplus	*149,307*	*9.2*	*47,021*	*2.8*	102,286
Retained earnings	*(21,406)*	*(1.3)*	*(19,826)*	*(1.2)*	(1,580)
Surplus from land revaluation	*51,413*	*3.1*	*58,733*	*3.4*	(7,320)
Unrealized gain on marketable securities	*3,467*	*0.2*	*2,974*	*0.2*	493
Accumulated translation adjustment	*1,131*	*0.1*	*4,977*	*0.3*	(3,846)
Treasury stock, at cost	*(18,966)*	*(1.2)*	*(9)*	*(0.0)*	(18,957)
Total liabilities , minority interest in consolidated subsidiaries and shareholders' equity	*1,628,723*	*100.0*	*1,695,883*	*100.0*	(67,160)

Consolidated Statements of Income

Account title	Fiscal 2002 (from April 1, 2002 to March 31, 2003)		Fiscal 2001 (from April 1, 2001 to March 31, 2002)		Increase (Decrease)
	millions of yen	%	millions of yen	%	
Operating income					
Net sales	2,163,088	100.0	2,083,352	100.0	79,736
Cost of sales	1,928,839	89.1	1,860,747	89.3	68,092
Selling, general and administrative expenses	193,993	9.0	194,857	9.4	(864)
Operating income	*40,256*	*1.9*	*27,748*	*1.3*	*12,508*
Other income (loss)					
Interest and dividends income	3,717		7,523		(3,806)
Exchange gain	66		1,384		(1,318)
Amortization of negative goodwill	4,154		3,713		441
Equity in gain of non-consolidated subsidiary and affiliates	7,922		6,387		1,535
Interest expenses	(16,690)		(19,500)		2,810
Other, net	(2,457)		(1,850)		(607)
Other income (loss)	*(3,288)*	*(0.2)*	*(2,343)*	*(0.1)*	*(945)*
Income before special items	*36,968*	*1.7*	*25,405*	*1.2*	*11,563*
Special profit (loss)					
Gain on sales of fixed assets	1,592		1,857		(265)
Gain on sales of securities	837		3,051		(2,214)
Gain on sales of investment in consolidated subsidiaries	3,857		-		3,857
Gain on sales of pharmaceutical business divisions	1,102		-		1,102
Gain on return of substituted portion of employee pension fund	1,912		-		1,912
Amortization of prior service cost	-		1,286		(1,286)
Loss on disposals of fixed assets	(7,604)		(6,656)		(948)
Loss on sales of securities	-		(1,595)		1,595
Loss on write-down of investments in securities	(13,831)		(4,965)		(8,866)
Loss on structural reform measures related	(10,340)		(8,361)		(1,979)
Other, net	(1,059)		(1,202)		143
Special profit (loss)	*(23,534)*	*(1.1)*	*(16,585)*	*(0.8)*	*(6,949)*
Income before income taxes	*13,434*	*0.6*	*8,820*	*0.4*	*4,614*
Income taxes	8,721	0.4	11,227	0.5	(2,506)
Deferred income tax	(4,065)	(0.2)	(8,750)	(0.4)	4,685
Minority interest in net earnings of consolidated subsidiaries	(5,126)	(0.2)	(6,037)	(0.3)	911
Net income	*3,652*	*0.2*	*306*	*0.0*	*3,346*

Consolidated Statement of Retained Earnings

(millions of yen)

Account Title	Fiscal 2002 (from April 1, 2002 to March 31, 2003)	Fiscal 2001 (from April 1, 2001 to March 31, 2002)
Capital Surplus:		
Balance at beginning of year	47,021	47,021
Increase in capital surplus	102,286	-
Increase arising from share transfer *	102,286	-
Balance at end of year	149,307	47,021
Retained Earnings:		
Balance at beginning of year	(19,826)	(18,268)
Increase in retained earnings	5,262	4,169
Net income	3,652	306
Increase arising from change of consolidated subsidiaries	638	948
Increase arising from change of affiliates accounted for by equity method	361	1,620
Increase arising from merger of consolidated subsidiaries	-	218
Reclassification with surplus from land revaluation	611	1,077
Decrease in retained earnings	6,842	5,727
Cash dividends paid	3,341	3,341
Share transfer delivery consideration	2,714	-
Bonuses to directors	59	80
Decrease arising from change of consolidated subsidiaries	173	1,654
Decrease arising from change of affiliates accounted for by equity method	555	630
Decrease arising from merger of consolidated subsidiaries	-	22
Balance at end of year	(21,406)	(19,826)

*The contents are as follows.

The difference of Common Stock of Japan Energy Corp. and Nippon Mining Holdings, Inc. — 47,583 million yen

Common Stock, Capital Surplus and the portion which belonged to the Minority Interest among Retained Earnings of Nippon Mining & Metals Co., Ltd. — 54,703 million yen

Consolidated Statement of Cash Flows

Account title	Fiscal 2002 (from April 1, 2002 to March 31, 2003) millions of yen	Fiscal 2001 (from April 1, 2001 to March 31, 2002) millions of yen
Cash flows from operating activities		
Income before income taxes	13,434	8,820
Depreciation and amortization	48,962	50,876
Amortization of negative goodwill	(3,375)	(2,953)
Interest and dividends income	(3,717)	(7,523)
Interest expenses	16,690	19,500
Equity in gain of non-consolidated subsidiary and affiliates	(7,922)	(6,387)
Gain on sales of investments in securities	(837)	(1,456)
Gain on sales of investments in consolidated subsidiaries	(3,857)	-
Loss on write-down of investments in securities	13,831	4,965
Loss (gain) on sales and disposal of property,plant and equipment	6,012	4,799
Loss on structural reform measures related	10,340	8,361
Decrease (increase) in trade receivables	(8,089)	84,264
Decrease in inventories	556	20,490
Decrease in trade payables	(46,951)	(16,643)
Other	(4,024)	(5,327)
Subtotal	31,053	161,786
Interest and dividends received	8,303	9,922
Interest paid	(16,769)	(20,017)
Payment for special retirement benefits	(1,071)	(2,359)
Income taxes paid	(7,172)	(19,438)
Net cash provided by operating activities	14,344	129,894
Cash flows from investing activities		
Payments for acquisition of securities	(1,387)	(2,833)
Proceeds from maturities or sales of securities	4,568	17,105
Payments for acquisition of property,plant and equipment	(33,542)	(43,201)
Proceeds from sales of property,plant and equipment	8,767	8,213
Payments for acquisition of intangible fixed assets	(2,541)	(2,325)
Payments for acquisition of investments in securities	(10,370)	(4,258)
Proceeds from maturities or sales of investments in securities	6,089	9,998
Proceeds from sales of investments in consolidated subsidiaries	4,050	-
Decrease in short-term loans	4,451	3,468
Payments for lending of long-term loans	(1,000)	(16,637)
Collection of long-term loans	6,414	3,428
Other	(1,197)	(2,687)
Net cash used in investing activities	(15,698)	(29,729)
Cash flows from financing activities		
Increase (decrease) in short-term borrowings	32,395	(79,684)
Proceeds from borrowing of long-term debt	109,068	66,454
Repayments of long-term debt	(125,949)	(136,433)
Proceeds from issue of new bond	-	32,500
Payments for redemption of bond	(26,360)	(36,054)
Cash dividends paid by parent company	(3,341)	(3,341)
Share transfer delivery consideration	(2,714)	-
Other	(667)	(2,788)
Net cash used in financing activities	(17,568)	(159,346)
Effect of exchange rate changes on cash and cash equivalents	(1,411)	4,611
Net decrease in cash and cash equivalents	(20,333)	(54,570)
Cash and cash equivalents at beginning of year	91,409	141,718
Increase in cash and cash equivalents related to subsidiaries newly included in consolidation	5,218	4,261
Cash and cash equivalents at end of year	76,294	91,409

Segment Information

1. Segment Information summarized by product group

For the year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) (millions of yen)

	Petroleum (Japan Energy Group)	Non-ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Other Operations (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or corporate	Consolidated
I. Sales and operating income							
(1) Outside customers	1,738,809	301,149	60,829	62,301	2,163,088	-	2,163,088
(2) Inter-group	5,017	7,434	868	7,616	20,935	(20,935)	-
Total	1,743,826	308,583	61,697	69,917	2,184,023	(20,935)	2,163,088
Operating costs and expenses	1,711,491	299,990	64,383	67,951	2,143,815	(20,983)	2,122,832
Operating Income	32,335	8,593	(2,686)	1,966	40,208	48	40,256
Income before special items	24,767	15,385	(5,890)	2,624	36,886	82	36,968
II. Identifiable assets, depreciation and capital expenditures							
Assets	1,030,101	336,445	126,705	236,604	1,729,855	(101,132)	1,628,723
Depreciation and amortization	28,123	10,097	6,288	4,572	49,080	(118)	48,962
Capital expenditures	19,860	7,921	4,276	6,259	38,316	86	38,402

For the year ended March 31, 2002 (from April 1, 2001 to March 31, 2002) (millions of yen)

	Petroleum (Japan Energy Group)	Non-ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Other Operations (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or corporate	Consolidated
I. Sales and operating income							
(1) Outside customers	1,681,431	274,093	60,132	67,696	2,083,352	-	2,083,352
(2) Inter-group	3,369	5,886	163	6,708	16,126	(16,126)	-
Total	1,684,800	279,979	60,295	74,404	2,099,478	(16,126)	2,083,352
Operating costs and expenses	1,665,882	271,141	63,580	71,127	2,071,730	(16,126)	2,055,604
Operating Income	18,918	8,838	(3,285)	3,277	27,748	-	27,748
Income before special items	13,663	12,425	(4,352)	3,669	25,405	-	25,405
II. Identifiable assets, depreciation and capital expenditures							
Assets	1,082,598	340,026	130,728	228,193	1,781,545	(85,662)	1,695,883
Depreciation and amortization	30,042	9,604	7,137	4,093	50,876	-	50,876
Capital expenditures	18,987	8,225	11,361	5,229	43,802	-	43,802

Note 1. Product group categorized above is mainly adopted under internal control purpose

Note 2. Main products for each group are the following;

Petroleum	: gasoline, naphtha, kerosene, gas oil, heavy fuel oil, liquefied petroleum gas, petrochemicals, lubricating oil marine transportation(petroleum), engineering, etc.
Non-ferrous Metals	: copper, gold, silver, zinc, sulfuric acid, fabricated metal products, marine transportation(non-ferrous metals), etc.
Electronic Materials	: copper foils, sputtering targets, compound semiconductor materials
Other Operations	: convenience store, rental and leased car business, information service, finance, etc.

Note 3. Assets included in "Eliminations or corporate" column are mostly common Property, plant and equipment which belong to head office of parent company, and investments in securities.
The amounts for this fiscal year and the previous fiscal year were 32,295 million yen and 32,166 million yen respectively.

2. Segment information summarized by region

For this fiscal year and the previous fiscal year, operations in Japan have over 90 % share of total sales and assets of whole segment.

3. Overseas sales

For this fiscal year and the previous fiscal year, overseas sales has less than 10% share of consolidated sales.

Exhibit aa

News Release
July 2,2003

Nippon Mining&Metals announced its metal fabrication business would be split off from the company

Nippon Mining & Metals, a core operating company of Nippon Mining Holdings Group, has announced that its metal fabrication business will be split off from the Company and transferred to "Nikko Metal Manufacturing Co., Ltd.", a company to be incorporated by way of a corporate split(*kaisha-bunkatsu* under the Commercial Code of Japan). Nikko Metal Manufacturing will be a wholly owned company of Nippon Mining Holdings, Inc., and will function as a core operating company of the Group, after the reorganization which will be effective October 1, 2003.

Nippon Mining & Metals is currently running two main businesses ; Resources & Metals, which is promoting business alliances with other companies, both Japanese and foreign, building on its world-class cost competitiveness and productivity, and Metal Fabrication, which is aiming at consolidating its presence in the Chinese market while pushing ahead with its orientation towards high-performance and value-added products.

The two businesses, although pursuing the same global expansion, differ in business nature and have different competitive markets. In order for these businesses to win the world competition, each business needs to be given greater specialization, concentration of resources, and an organizational structure that will be responsible for its own profitability under flexible management.

Accordingly, Nippon Mining & Metals has decided to split off the metal fabrication from its business and transfer it to Nikko Metal Manufacturing. Nippon Mining & Metals believes that the competitiveness of the metal fabrication business will be further enhanced with the new company independently managing the business.

After the reorganization, Nippon Mining & Metals thus will be specialized in the resources & metals business including resources development, smelting and refining of copper and zinc.

Outlines of these two companies as of October 1, 2003 are set out on a separate sheet.

As a result of this split-up, Nippon Mining Holdings Group will be reorganized to include four core business groups: Japan Energy Group(petroleum), Nippon Mining & Metals Group(resources & metals), Nikko Metal Manufacturing Group(metal fabrication) and Nikko Materials Group(electronic materials),
each of which will be seeking to streamline its operations for greater profit performance based on its business structure that best fits its specific business area.

For further information:

Nippon Mining Holdings,INC.
Nobuyuki Yamaki/Ichiro Yamamoto/Kenjiro Takamoto/Etsuko Hanashima
Tel 81-3-5573-5123

Nippon Mining & Metals Co.,LTD.
Ryo Nagatsu/Yuji Narazaki
Tel 81-3-5573-7200

1.Outline of Nikko Metal Manufacturing Co., Ltd.(As of 1 October, 2003 (expected))

(1) Name: Nikko Metal Manufacturing Co.,Ltd.

(2) Head Office: Kurami, Samukawa-cho, Kouza-gun, Kanagawa

(3) Capital: Yen 8billion

(4) Representative: President and Representative Director: Yoshimasa Adachi

(5) Number of Employees: About 530

(6) Consolidated Sales: About Yen 45billion

(7) Main Business: Metal and Special Alloy Fabrication

(8) Operating Unit: Kurami Works

(9) Offices: Osaka Office, Nagoya Office

2.Outline of Nippon Mining & Metals Co.,Ltd. (As of 1 October,2003 (expected))

(1) Name: Nippon Mining & Metals Co.,Ltd.

(2) Head Office: 10-1,Toranomon 2-chome, Minatoku,Tokyo

(3) Capital: Yen 27billion

(4) Representative: President and Representative Director: Kazuo Oki

(5) Number of Employees: About 900

(6) Consolidated Sales: About Yen 300billion

(7) Main Business: Resources Development, Smelting, Refining of Nonferrous Metals

(8) Operating Units: Hitachi Works, Saganoseki Smelter & Refinery

(9) Domestic Offices: Osaka Office, Nagoya Office

(10) Overseas Offices: Shanghai Office, Australia Office, Chile Office

Exhibit bb



SHAPING THE FUTURE WITH CREATIVE SYNERGY

Annual Report 2003 *For the year ended March 31, 2003*

NIPPON MINING HOLDINGS, INC.

At a Glance

Japan Energy Corporation and Nippon Mining & Metals Co., Ltd. established Nippon Mining Holdings, Inc., a joint holding company, on September 27, 2002, thereby getting off to a fresh start as the Nippon Mining Holdings Group. Through this action, Nippon Mining Holdings, Inc. will effectively utilize management resources and develop growth strategy more actively than ever before.

Contents

Opinions stated in this Annual Report about future performance and other matters are based on information available as of June 2003. The information is subject to change due to changes in the business environment, and Nippon Mining Holdings, Inc. does not guarantee its accuracy.

Overview of Business

Petroleum (Japan Energy Group)

Operating extensively from the upstream to the downstream in the field of petroleum exploration and development, refining, petroleum product sales, LP gas, lubricating oils and petrochemicals, the Japan Energy Group continuously strives to provide a stable supply of energy. At the Mizushima Oil Refinery, which is one of the largest, high-tech facilities in the country, the Group is going all-out to reinforce cost competitiveness as it manufactures petrochemical products, lubricants and other high-value-added items. In the area of sales, the Group offers JOMO-brand products through its network of about 4,300 service stations across the

Non-ferrous Metals (Nippon Mining & Metals Group)

In the copper business, the Nippon Mining & Metals Group's principal business line, the Group has one of the highest levels of cost competitiveness and productivity in the world, built on robust technological capability. Based on business tie-ups with Mitsui Mining & Smelting Co., Ltd. and LG-Nikko Copper Inc., the South Korean copper smelting and refining joint venture, the Group has established a world-class copper production consortium in terms of both quality and quantity. To secure high-quality ore as a raw material in stable, long-term arrangements, the Group is actively participating in promising resource development projects in Chile, Australia and other countries. In metal fabrication, the

Electronic Materials (Nikko Materials Group)

Using highly advanced fabrication technology for non-ferrous metals, the Nikko Materials Group handles a variety of electronic materials. As such, it has a top-class global market share for the copper foil used in printed circuit boards for electronic equipment such as computers and mobile phones, as well as sputtering targets (thin-film formation materials) required in the manufacturing of semiconductors, flat panel displays and recording components. In addition, the Group has one of the highest global market shares in compound semiconductor materials

Others (Independent Operating and Functional Support Companies)

In addition to its core businesses of petroleum, non-ferrous metals and electronic materials, the Nippon Mining Holdings Group has a number of enterprises engaged in separate business areas, including a convenience store chain (am/pm Japan Co., Ltd.) and an information service


Net Sales by Segment
(Billions of Yen)
Petroleum
Non-ferrous Metals
Electronic Materials
Others
Elimination
2,500
2,000
1,500
1,000
500
0
-500
Years ended March 31,
2,083.4
74.4
60.3
280.0
1,684.9
-16.1
'02
2,163.1
69.9
61.7
308.6
1,743.8
-20.9
'03


Income before Special Items by Segment
(Billions of Yen)
Petroleum
Non-ferrous Metals
Electronic Materials
Others
40
30
20
10
0
-10
Years ended March 31,
25.4
3.7
12.4
13.7
-4.4
'02
37.0
2.7
15.4
24.8
-5.9
'03

■ Products/Services

country. Currently, with further improvement of its ability to attract customers as top priority, the Group is working to further strengthen its sales capability, while enhancing the brand value of JOMO. This is being done through the promotion of the "Value 5" concept, which provides guidelines for conversion to self-service stations and for supporting comfortable driving. Also, to reduce environmental loads, the Group is dealing with the development of GTL fuel ("natural gas to liquid" fuel—synthetic fuels free from sulfur, nitrogen, etc. as they are manufactured from natural gas), fuels for fuel cells, and other clean fuels.

- **Exploration and drilling for oil resources**
- **Gasoline, naphtha, kerosene, gas oil, crude oil, LP gas, lubricants and other petroleum products**
- **Normal paraffin, paraxylene and other petrochemical products, etc.**


JOMO

Group is producing metal products such as connector materials for use in electronic equipment and wrought copper foil for flexible printed circuit boards. Among steps coordinated with product upgrading are the development of products and technologies that meet future market needs and strategic specialization in high-value-added products, particularly those that are thinner and of higher performance. In response to the shifting of users' production bases overseas, the Group is actively developing business in East Asia, particularly in China.

Note: The metal fabrication business is scheduled to begin to be operated by the Nikko Metal Manufacturing Group in October 2003.

[Resources/Non-ferrous Metals]

- **Development, exploration and mining for non-ferrous metal resources**
- **Copper, zinc, gold, silver, electrical wires, titanium, sulfuric acid**
- **Industrial waste treatment**

[Metal Fabrication]

- **Phosphor bronze, wrought copper foil and other copper alloy products**
- **Special steel products**
- **Electronics components, etc.**



---

for light-emitting/receiving devices used in the optical communication networks expected to expand greatly in the future.

Because of rapid progress in the downsizing and density intensification of electronic equipment in recent years, market needs are further upgrading. In close coordination with customers, the Group is focusing its efforts on improving and developing products. Aiming to become a "preferred first vendor," the Group is strengthening its business system.

- **Electro-deposited copper foil**
- **Treated rolled copper foil**
- **Sputtering targets**
- **Compound semiconductor materials, etc.**



(Central Computer Services Co., Ltd.). Common business activities for these operations, such as fund procurement, office service and environmental management, are handled by functional support companies, a concentration that enhances management efficiency.

- **Convenience stores**
- **Information service**
- **Common group activities, including fund procurement**



Message from the Management



President and representative director
Yasuyuki Shimizu

Chairman and representative director
Akihiko Nomiyama

Consolidated Net Sales
(Billions of Yen)


2,500
2,000
1,500
1,000
500
0
-500
2,083.4
74.4
60.3
280.0
1,684.8
-16.1
2,163.1
69.9
61.7
308.6
1,743.8
-20.9
Years ended March 31,
'02
'03

Consolidated Income before Special Items
(Billions of Yen)


40
30
20
10
0
-10
25.4
3.7
12.4
13.7
-4.4
37.0
2.7
15.4
24.3
-5.9
Years ended March 31,
'02
'03
Petroleum
Others
Non-ferrous Metals
Elimination
Electronic Materials

Establishment of Nippon Mining Holdings, Inc. and New Start of Nippon Mining Holdings Group

Nippon Mining Holdings, Inc. was established in September 2002 as a joint holding company by Japan Energy Corporation and Nippon Mining & Metals Co., Ltd. by way of share transfer. Under this holding company, Nippon Mining Holdings Group (the Group) has made a fresh start with petroleum (Japan Energy Group), non-ferrous metals (Nippon Mining & Metals Group) and electronic materials (Nikko Materials Group) as its core operations. The Group will utilize our group management resources for a more dynamic and aggressive growth strategy in order to improve the competitiveness and profitability of each core operation to maximize the corporate value of the Group, and at the same time to fulfill our mission as reliable suppliers of "resources and energy" to meet the needs of society.

In June 2003, Akihiko Nomiyama assumed the posts of chairman and representative director, and Yasuyuki Shimizu of president and representative director, of Nippon Mining Holdings, Inc. to lead the Group to further progress and growth. In order to maintain flexible management and operation according to the characteristics of its respective business areas, each core business company of the Group basically concentrates on its specialized field. Accordingly, as a part of the Group's reorganization, Japan Energy Corporation was established in April 2003 (a split-off of the petroleum business from the former Japan Energy Corporation), and the electronic materials business will be integrated into Nikko Materials Co., Ltd. in October 2003. Also in October 2003, the metal fabrication business of Nippon Mining & Metals Co., Ltd. will be split off and transferred to newly established Nikko Metal Manufacturing Co., Ltd. Nikko Metal Manufacturing Co., Ltd. will become a wholly owned company of Nippon Mining Holdings, Inc., which specializes in the metal fabrication business. As a result of these measures, the Group will be reorganized to include four core business companies: Japan Energy Corporation (petroleum), Nippon Mining & Metals Co., Ltd. (resources and non-ferrous metals), Nikko Materials Co., Ltd. (electronic materials) and Nikko Metal Manufacturing Co., Ltd. (metal fabrication).

These four core business companies will seek more efficient management and higher profitability, based on their own business strategies that conform to the characteristics of their respective business areas.

Business Review for the Year Ended March 31, 2003

The domestic economy in the fiscal year ended March 31, 2003 showed partial improvements in exports and production activities. However, the overall business environment remained severe throughout the period, with continuing deflation and concerns about financial systems, persistently high unemployment rates and stagnating consumption in the private sector, in addition to concerns for the outlook of the world economy and sluggish stock prices that arose in the second half of fiscal 2003.

In spite of such difficult conditions, the Group achieved an increase in its consolidated net sales and income before special items to ¥2,163.1 billion and ¥37.0 billion respectively (3.8% and 45.5% respectively) from the previous fiscal year, mainly due to increases in net sales and revenues in the petroleum business. Consolidated net income amounted to ¥3.7 billion as a result of recording special losses such as loss on revaluation of listed securities and loss on disposals of fixed assets.

For the petroleum business, the aggregate sales volume of fuel oil, including gasoline, naphtha, kerosene, gas oil and heavy fuel oil, exceeded that of the previous fiscal year due to increases in kerosene and heavy fuel oil, and product prices rose, affected by the steep jump in the price of crude oil. As regards petrochemical products, the sales volume increased, and the overall product price rose from the previous fiscal year. Sales of lique-

Interest-bearing Liabilities
(Billions of Yen)


1,000
750
500
250
0
892.8
876.4
Years ended March 31,
'02
'03

Capital Investment
(Billions of Yen)


50
40
30
20
10
0
43.8
5.2
38.4
6.3
4.3
7.9
19.9
Years ended March 31,
'02
'03

Depreciation & Amortization
(Billions of Yen)


60
50
40
30
20
10
0
50.9
4.1
7.1
30.0
49.0
4.5
6.3
10.1
28.1
Years ended March 31,
'02
'03
Petroleum
Non-ferrous Metals
Electronic Materials
Others

fied petroleum gas were down compared with the previous fiscal year, while the price went up. As a result, net sales of the petroleum business increased by 3.5% to ¥1,743.8 billion from the previous fiscal year. Income before special items increased by 81.3% to ¥24.8 billion.

As regards the non-ferrous metals business, its mainline copper smelting and refining business was surrounded by an ongoing severe economic environment, which brought deteriorated trading conditions derived from the tight market for copper ore as well as from stagnating domestic demand. On the other hand, the metal fabrication business enjoyed the recovery of IT-related demand, mainly for mobile communication devices and personal computers, and achieved a drastic increase in its sales volume, especially of wrought copper foils. As regards the equity-method affiliated companies, Minera Los Pelanbres (a copper mine company in Chile) and LG-Nikko Copper Inc. (a copper smelting and refining joint venture in South Korea) have been operating smoothly. Under such circumstances, the non-ferrous metals business marked a 10.2% increase in net sales to ¥308.6 billion compared with the previous fiscal year, as well as a rise in income before special items by 23.8% to ¥15.4 billion.

In the electronic materials business, the demand for electro-deposited copper foils in the Southeast Asia market showed a trend of recovery. However, due to weak demand in Europe and the U.S.A., its overall sales volume stagnated. In addition, the product prices stayed at low levels, though recovering modestly in the second half of fiscal 2003. On the other hand, treated rolled copper foils and materials for thin films (for semiconductors, FPDs and recording components) performed well in sales volumes, affected by brisk demand for mobile phones, digital cameras and liquid crystal televisions, while the overall product prices dropped. As a result, net sales of the electronic materials business increased by 2.3% to ¥61.7 billion from the previous fiscal year, while the loss before special items increased to ¥5.9 billion from ¥4.4 billion in the previous fiscal year.

OUR FUTURE VISION

As the business environment of the Group is expected to become more severe, we set our management priorities on "quality rather than quantity" and "emphasis on the profitability," and we are taking measures to enhance our corporate value.

In the Group's medium-term management plan for fiscal years 2004 to 2006, we imposed two major tasks on ourselves: to strengthen the core business profitability, mainly through continuous promotion of reforms of business structures, pursuit of business synergies and promotion of strategic business alliances, and to improve the financial structure, mainly through reduction of interest-bearing liabilities and improvement of the equity ratio. At the same time, we will aggressively pursue new business opportunities that will lead us to the management innovation and growth, for the continuous progress of the Group in the future.

We look forward to the continuing support and understanding of our shareholders.

August 2003

Akihiko Nomiyama
Chairman and representative director

Yasuyuki Shimizu
President and representative director

Organization System of Nippon Mining Holdings Group

(As of October 2003)

Nippon Mining Holdings, Inc.

Japan Energy Corporation (Petroleum)	Nippon Mining & Metals Co., Ltd. (Resources and Non-ferrous Metals)	Nikko Materials Co., Ltd. (Electronic Materials)	Nikko Metal Manufacturing Co., Ltd. (Metal Fabrication)	Independent Operating Companies	Functional Support Companies
Kashima Oil Co., Ltd.	Japan Korea Joint Smelting Co., Ltd.	Nikko Materials U.S.A.	Fuji Electronics Co., Ltd.	am/pm Japan Co., Ltd.	Nippon Mining Finance Co., Ltd.
Nikko Petrochemicals Co., Ltd.	Pan Pacific Copper Co., Ltd.	GNF (Philippines) Inc.	Woojin Precision Industry Co., Ltd.	Central Computer Services Co., Ltd.	Nippon Mining Business Support Co., Ltd.
Retail Marketing Companies (JOMO Net)	Nippon LP Resources B.V.	Others	Nippon Precision Technology (Malaysia) Sdn. Bhd.	Others	Nippon Mining Ecomanagement, Inc.
JOMO Support System Co., Ltd.	Nikko Shoji Co., Ltd.		Others		Nippon Mining Research & Technology Co., Ltd.
Others	Others				Others

Core Operating Companies

NIPPON MINING HOLDINGS GROUP

Japan Energy Corporation and Nippon Mining & Metals Co., Ltd. established Nippon Mining Holdings, Inc., a joint holding company, on September 27, 2002, thereby launching the Nippon Mining Holdings Group, which mainly operates in the core business fields of petroleum, non-ferrous metals and electronic materials.

In October 2003, Nippon Mining & Metals Co., Ltd. will separate the metal fabrication business from its metal operations. The separated business will be operated as Nikko Metal Manufacturing Co., Ltd., to be wholly owned by Nippon Mining Holdings, Inc.

Along with this development, the Nippon Mining Holdings Group will be reorganized into four core business systems: petroleum (Japan Energy Group), resources and non-ferrous metals (Nippon Mining & Metals Group), electronic materials (Nikko Materials Group) and metal fabrication (Nikko Metal Manufacturing Group). Each of these core operating groups will pursue more efficient management in accordance with its business strategy, which is attuned to the character of its operations, thereby further improving profitability.

The Nippon Mining Holdings Group will seek to maximize its corporate group value by implementing the optimum allocation of management resources. It will precisely respond to the rapidly changing management environment, taking full advantage of the characteristics of its various operations, as well as those of business areas at their different growth stages.

Financial Highlights

Years ended March 31,	Millions of Yen (Price per share omitted) 2003	Millions of Yen (Price per share omitted) 2002	Thousands of U.S.Dollars (Price per share omitted) 2003
Net sales	¥2,163,088	¥2,083,352	$18,025,733
Operating income	40,256	27,748	335,467
Income before special items	36,968	25,405	308,067
Net income	3,652	306	30,433
Net income per share (in yen and U.S.dollars)			
Primary	5.89	0.27	0.05
Fully diluted	—	—	—

Years ended March 31,	Millions of Yen (Price per share omitted) 2003	Millions of Yen (Price per share omitted) 2002	Thousands of U.S.Dollars (Price per share omitted) 2003
Total assets	¥1,628,723	¥1,695,883	$13,572,692
Shareholders' equity	204,946	181,453	1,707,883
Shareholders' equity per share (in yen and U.S.dollars)	301.78	162.91	2.51
Interest-bearing liabilities	876,383	892,846	7,303,191

Years ended March 31,	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S.Dollars 2003
Cash flows from operating activities	¥ 14,344	¥ 129,894	$ 119,533
Cash flows from investing activities	(15,698)	(29,729)	(130,817)
Cash flows from financing activities	(17,568)	(159,346)	(146,400)

Note: Amounts stated in U.S. dollars have been converted at an exchange rate of ¥120 to the dollar, which was the approximate exchange rate on March 31, 2003.

—Aiming to improve capital efficiency and strengthen competitiveness—

Nippon Mining Holdings Group has formulated a medium-term management plan to be effective from fiscal year 2004 to fiscal year 2006. By steadily implementing management strategy and various business measures based on this plan, we will enhance capital efficiency and strengthen competitiveness in each business, thereby increasing the corporate value of the Group.

1. Basic Strategy for Group Management

(1) Business Strategy

1. Strengthening of profitability in core business operations

Setting our management priorities on "quality rather than quantity" and "emphasis on the profitability," we will continually promote structural reform. Through this strategy, we will strengthen the business foundations of each core business company, enhancing profitability.

2. New business development in growth-anticipated areas

We will vigorously promote projects expected to lead to business innovation and growth in promising fields. We will also pursue early establishment of related businesses.

(2) Financial Strategy

By strengthening our profitability and streamlining assets, we will reduce interest-bearing liabilities and significantly improve the financial structure of the Group. We will also strengthen our financial structure by appropriately evaluating our holding shares and assets at the appropriate time.

2. Outline of the Medium-Term Management Plan

(Billions of Yen)

	Actual	Medium-Term Management Plan		
Years ended March 31,	2003	2004	2005	2006
Net sales	2,163.1	2,122.0	2,155.0	2,194.0
Operating income	40.3	49.0	69.0	78.0
Income before special items	37.0	44.0	67.0	75.0
Net income	3.7	7.0	28.0	40.0

(1) Income before Special Items

<Plan> (For the year ending March 31, 2006)

Consolidated income before special items	**¥75 billion**
Consolidated income before special items to net sales ratio	**3.4%**

<Envisioned measures>

Petroleum business:	**Improvement of the sales division and cost reduction in the petroleum refining, sales and administrative divisions**
Non-ferrous metals business:	**Partial integration of smelting processes and increasing of value-added metal fabricated products**
Electronic materials business:	**Improvement of efficiency in electro-deposited copper foil production system and sales expansion of growth products, such as treated rolled copper foil and target materials**

(Billions of Yen)

Years ended March 31,		Actual 2003	Planned 2006
Net sales		**2,163.1**	**2,194.0**
Income before special items		**37.0**	**75.0**
Income before special items by segment	**Petroleum (Japan Energy Group)**	**24.8**	**34.0**
	Non-ferrous Metals (Nippon Mining & Metals Group)	**15.4**	**25.0**
	Electronic Materials (Nikko Materials Group)	**-5.9**	**13.0**
	Others (Independent Operating Companies and Functional Support Companies)	**2.7**	**3.0**
Income before special items to net sales ratio		**1.7%**	**3.4%**

(2) Cash Flows and Interest-bearing Liabilities

<Plan>

Reduction of consolidated interest-bearing liabilities

About ¥200 billion *(compared with fiscal 2002)*

<Envisioned measures>

Free cash flows	**¥156 billion** (Cumulative figures for the period from fiscal 2003 to fiscal 2006)
Steamlining of cash and cash equivalents	**¥44 billion** (Same as above)
Reduction of interest-bearing liabilities	**¥200 billion**

(3) Consolidated Balance Sheets

<Plan>

Consolidated equity ratio 17.4%

(Billions of Yen)

Years ended March 31,	Actual 2003	Planned 2006
Total assets	1,628.7	1,518.0
Interest-bearing liabilities	876.4	693.0
Shareholders' equity	204.9	264.0
Equity ratio	12.6%	17.4%

3. Capital Expenditure, Investment and Advance

With regard to strengthening the financial structure of the Group, we vigorously select investment plans essential to maintaining and reinforcing the profitability of the core businesses, and actively carry out investment in growth fields and projects necessary for structural reform.

(Billions of Yen)

Years ending March 31,	Cumulative total amount 2004–2006
1. Maintenance and enhancement of profitability in existing businesses	58.0
Sales enhancement through investment in service stations	
Response to sulfur content regulations	
Strengthening of competitiveness of oil refineries	
Systems investment	
Partial integration of smelting processes	
Other measures	
2. New business development in growth-anticipated fields	37.0
Natural gas exploration	
Investment in overseas copper and zinc projects	
Metal fabricating business development in China	
Increase of high-value-added in electronic material products	
Increases in rolled copper foil production capacity	
Reinforcement of target material production capacity	
Other measures	
3. Environmental maintenance and conservation investment, etc.	61.0
Total	156.0



PETROLEUM

Petroleum (Japan Energy Group)

Mitsunori Takahagi, President and representative director, Japan Energy Corporation

(Billions of Yen)

	2002.3	2003.3
Net sales	1,684.8	1,743.8
Income before special items	13.7	24.8
Depreciation & amortization	30.0	28.1
Capital investments	19.0	19.9

From the viewpoint of ensuring a stabilized supply of energy, various regulations related to petroleum import, production and sales were imposed on the Japanese petroleum industry. Along with progress in internationalization of economic society, however, deregulation has been gradually implemented. The abolition of the Special Oil Law in 1996 had particularly great effects. The import of gasoline, kerosene and other petroleum products, which was previously limited to petroleum refining companies, was deregulated, and general trading companies and other companies entered the business, spurring liberalization at a stroke. In parallel with this, latent problems of the petroleum industry, such as excessive refining capacity and service stations, became apparent. Domestic demand declined not only because of intensifying price competition but also due to Japan's economic stagnation and the progress of deflation. Consequently, product prices fell, substantially diminishing both refining and sales margins.

In this severe business environment, the Japan Energy Group has been implementing various structural reforms with an eye to surviving in the industry. By reviewing its sales management structure and alliance with Showa Shell Sekiyu K.K. for rationalization and enhancement of efficiency in the fields of refining and logistics, the Group reduced costs. In June 2001, furthermore, it halted the operation of a topping plant (with a refining capacity of 100,000 barrels/day) and related facilities at the Chita Oil Refinery, thereby actively responding to the problem of excess production capacity.

With regard to other oil companies, some oil refineries have been closed, so that the refining capacity within Japan has been gradually reduced. However, supply still surpasses demand. Thus, the problem of excess supply is unlikely to be solved for the time being.

Domestic demand, on the other hand, is expected to continually follow a downward trend, centered on industrial fuel. The environment surrounding the oil business is projected to remain severe in the years ahead.

The Japan Energy Group intends to strengthen its profitability through the following measures under the Medium-Term Management Plan:

- Reinforcement of cost competitiveness in the supply segment
- Enhancement of JOMO brand value and reform of sales structure in the sales segment
- Streamlining of the administrative and non-sales segment
- Measures to implement promising oil and gas field development

The Group will also actively respond to environmental regulations, such as sulfur content regulations, and thereby further strengthen its business foundations.


JOMO

Introduction of Business Activities

The Japan Energy Group is fully active in a wide area of the petroleum business, including petroleum exploration and development, refining and product sales, petrochemical, lubricating oil and LP gas production and sales. Thus, the Group is striving to maintain a stable supply of energy.

Petroleum Exploration and Development

Since launching its oil field exploration in Akita Prefecture in 1914, the Group has been vigorously pushing for petroleum exploration and development in various domestic and overseas locations. Currently, development activities are mainly conducted through Japan Energy Development Co., Ltd.

Domestically, natural gas, crude oil and iodine are produced at the Nakajo Plant. Overseas,we are promoting crude oil production projects in the Middle East, China and Oceania regions.

In another development, the Japan Energy Group is currently carrying out structural analysis research in its Sanriku Oki natural gas mining area off the coasts of Aomori Prefecture and Iwate Prefecture. Based on the results of this analysis, the Group plans to carry out further natural gas exploration at promising structures.

Mubarraz Oil Field of Abu Dhabi Oil



Supply Sector

Oil refineries of the Group, which constitute its production bases, are the Mizushima Oil Refinery, the Chita Oil Refinery and the Kashima Oil Refinery of Kashima Oil Co., Ltd. The Chita Oil Refinery suspended operation of its topping plant in June 2001 and has since been engaged primarily in the manufacturing of petrochemical products. Accordingly, the Group eliminated its excess refining capacity and increased the efficiency of its operations.

Thanks to an alliance with Showa Shell Sekiyu K.K. for refining and logistics and the reinforcement of integrated operations with Kashima Oil Co., Ltd., the Group is enhancing business efficiency and reducing costs. As a result, its competitiveness continues to be among the highest in the industry.

Furthermore, in order to actively respond to environmental issues, the Group started production of sulfur-free high-octane gasoline (with a sulfur content of 10ppm or less) in May 2002 and of low-sulfur gas oil (with a sulfur content of 50ppm or less) in November 2002. In the period ahead, it will continue to vigorously work to desulfurize regular gasoline and gas oil.

Mizushima Oil Refinery (Okayama Prefecture)



[Topics: Implementation of Joint Research on Technologies for Storing and Supplying Hydrogen for Fuel Cells]

In September 2002, the Group began joint research with Professor Masaru Ichikawa at the Catalyst Chemical Research Center of Hokkaido University into technologies for storing and supplying fuel-cell-use hydrogen. Organic hydrides are liquids produced through hydrogen liquefaction in which hydrogen reacts with organic compounds. It is possible to supply hydrogen by simply removing it from an organic hydride with catalysts alone. This process can be applied to fuel cells for stationary use, vehicle use and mobile-phone and equipment use. As such, it is an epoch-making liquid fuel for fuel cells whose use does not generate carbon dioxide. And the liquid left when hydrogen is taken out of organic hydride can be used again through recycling.

Based on this joint research, the Group was able to find a path of entry into the integrated hydrogen business—namely, manufacturing of hydrogen at an oil refinery, safe transport of hydrogen, supply of hydrogen to fuel-cell-powered vehicles at hydrogen stations and supply of hydrogen to stationary fuel cells.


Chita Oil Refinery
(June 2001, mothballed topper
[100,000 barrels/day])
Kashima Oil Co., Ltd.
Kashima Oil Refinery
Crude oil refinery:
190,000 barrels/day
Mizushima Oil Refinery
Crude oil refinery:
200,200 barrels/day

Retail Marketing

The Japan Energy Group is striving to provide products and services that lead to customer satisfaction through about 4,300 JOMO service stations across the nation. With these providing the overall business base for automobile-related products and services, the Group is continuing to improve its sales networks and strengthening its cost competitiveness and selling power. Under the "TACS (top of area for customers' satisfaction) program," which has been implemented for some time, the Group is working to embody the related slogans—"Customer Satisfaction," "Harmony with Local Community and the Environment," "Satisfaction of the Crew" and "High Management Efficiency"—and these efforts are achieving steady results.

The Group is currently working hard to create service stations capable of winning in an intensely competitive market, and to put in place competitive sales systems. Steps being taken for these purposes include pursuing customer satisfaction through an improved staff attitude toward customers and enhanced cleanliness, implementing measures to increase profitability in areas beyond oil product sales, such as car washes, and setting BEP (break-even point) targets to measure the BEP of individual service stations.

Responding to strong customer needs, the Group is actively establishing self-service stations. As of the end of March 2003, the Group had 322 self-service stations across the nation.

Another step in increasing profitability has been enhancing direct sales through the JOMO Net sales subsidiaries. The proportion of gasoline sales by JOMO Net sales subsidiaries has risen to about 30%.

To further promote the ongoing regional reorganization of sales subsidiaries (JOMO Net), the Group plans to accelerate the concentration and reorganization of its subsidiaries in the Tokyo metropolitan and Tohoku areas in October 2003.

In addition, the Group is striving to strengthen its sales potential by reinforcing its customer base and building up a network of JOMO stations—goals that will be achieved by issuing the "JOMO Card Plus" in collaboration with Toyota Finance Corporation and stepping up the "Value Car Inspection" program at JOMO service stations.


JOMO

Trends of Service Station Numbers

For the years ended March 31,	1999	2000	2001	2002	2003
Company-owned	1,406	1,377	1,328	1,284	1,229
Independently owned	3,811	3,575	3,318	3,192	3,067
Total	5,217	4,952	4,646	4,476	4,296

Trends of Self-service Station Numbers

For the years ended March 31,	1999	2000	2001	2002	2003
Company-owned	0	0	1	105	227
Independently owned	5	9	18	59	95
Total	5	9	19	164	322

Shares of Gasoline Sales
(Year ended March 2003)


10.4%
23.0%
19.3%
14.0%

- Nippon Oil
- Exxon Mobil
- Idemitsu Kosan
- Showa Shell
- Cosmo Oil
- Japan Energy
- Others

Data: Petroleum Association of Japan



Service Stations at Shopping Malls Being Promoted with J-Quest Inc.

The Japan Energy Corporation established J-Quest Inc., a subsidiary to operate service stations at 21 locations purchased from BP Japan K.K. This subsidiary started operation in August 2002.

All of these are self-service stations, which are attached to shopping malls. To emphasize this characteristic, Japan Energy has created a new design sub-brand, incorporating the J-Quest logo, while retaining the familiar JOMO colors. The self-service operation know-how accumulated by J-Quest will be made use of at all JOMO service stations in order to increase their sales capabilities.

Service station with beauty salon







NON-FERROUS ME

Non-ferrous Metals (Nippon Mining & Metals Group)

Kazuo Oki, President and representative director, Nippon Mining & Metals Co., Ltd.

(Billions of Yen)

	2002.3	2003.3
Net sales	280.0	308.6
Income before special items	12.4	15.4
Depreciation & amortization	9.6	10.1
Capital investments	8.2	7.9

In this era of increasingly rigorous international competition, the Nippon Mining & Metals Group, based on its farsighted management strategy, is steadily progressing toward excellent international enterprise centered on non-ferrous metal materials business.

It is true that, in the copper smelting and refining business, which is the main line of its operations, there is expected to be a continuing severe business environment characterized by declining domestic demand, stagnating prices, deteriorating copper concentrate purchasing conditions and a worsening sulfuric acid market. Even so, the Group is striving to establish a strong business foundation and to raise the profitability level. "Building a Consortium with Strong Competitiveness," "Securing Excellent Mining Interests" and "Pace-Setting High Technological Resources," are its key targets. Efforts are particularly focused on alliances with powerful companies inside and outside Japan—including Mitsui Mining & Smelting Co., Ltd. and LG-Nikko Copper Inc.—on active participation in promising resource development projects, and on early development of next-generation hydro-metallurgical process smelting technologies.

In the metal fabrication business, the Group is seeking to upgrade the product line-up at its Kurami Works. At the same time, it is engaged in profitable operations as it manufacturers high-performance, high-margin products, based on its advanced technology, at low cost in East Asia, particularly in China. To satisfy user needs for thin products (foils) and other high-performance products, the Group is grappling with the development of new alloys utilizing sub-micron metallurgy. To increase the specialization and concentration of metal fabrication and to conduct more flexible management than before, the Group decided to separate the metal fabrication business in October 2003, with Nikko Metal Manufacturing Co., Ltd., a new concern, taking it over.

In the field of recycling & environmental services, Nikko Environmental Services Co., Ltd. and other companies will continue to engage in resource recycling and complete detoxification treatment of industrial wastes by utilizing the technologies accumulated over years of non-ferrous metal smelting. Thus, global environmental protection and resource recycling will be promoted simultaneously.

The Nippon Mining & Metals Group will vigorously conduct these business activities and pursue technological rationality and efficiency in accordance with the basic management theme, "Resource Productivity Reform," thus working to make more effective use of valuable metal resources.



Introduction of Business Activities

Resource Development Businesses

In order to maintain international competitiveness in the metal smelting & refining business, the Nippon Mining & Metals Group considers it very important to secure stable, long-term access to high-quality copper resources. For this reason, the Group has been actively participating in excellent resource development projects overseas, particularly in Chile and Australia, since their development stages.

With regard to copper mines, the Group has invested in the Escondida Mine—the world's largest open-pit mine, which began producing copper in December 1990—the Collahuasi Mine and the Los Pelambres Mine, recording high profits in all cases, as mining operations have proceeded smoothly. As for the Ridgeway Mine, Nippon Mining & Metals Co., Ltd. has concluded with Cadia Holdings Pty. Ltd., which holds the Ridgeway, a long-term financing and copper purchasing agreement for Nippon Mining's long-term purchase of gold-rich copper concentrate produced by Cadia Holdings. It began commercial production in March 2002. At present, volume of copper raw materials the Group is to procure from mines in which it invested or financed accounts for 70% of its required volume.

Performance of Company Mines in Chile (2002.1–2002.12)

	Escondia (2% equity)	Los Pelambres (15% equity)	Collahuasi (3.6% equity)
Volume of Copper Sales (Cu in concentrate) *	622	328	377
Sales**	1,197	577	691
Income before special items**	171	138	144
Net income**	144	114	120

* Thousands of Tons
** Millions of U.S. dollars



Los Pelambres Mine

As for zinc and lead mines, the Group is enjoying long-term stable procurement from the Toyoha Mine in Hokkaido, the only zinc and lead mine in Japan, and the McArthur River Mine in Australia. Ore from the Toyoha Mine contains rare metals, such as indium. The McArthur River Mine is one of the world's largest zinc and lead mines, developed jointly with MIM Holdings Ltd., a major mining company in Australia (recently acquired by Xstrata Plc.). Production at this mine was started in 1995.

The Nippon Mining & Metals Group provides financing and investment related to high-quality mines not only to ensure a stable supply of metal smelting and refining materials but also to secure returns on development investment. In particular, the Los Pelambres Mine began yielding a high profit soon after the start of its production, and the Group is receiving the intended investment return from this mine.

The Group will take advantage of appropriate opportunities for investment and financing for promising resources development projects in the future.

Production Volume by Mine

(Thousands of Tons)

	Products	2002	2003
Toyoha	Zinc concentrate	66	78
	Lead concentrate	9	10
McArthur River	Zinc concentrate	344	364
Kasuga	Gold-bearing silica ore	122	131

Metal Business (Copper, Zinc Businesses and Others)

The Nippon Mining & Metals Group is executing a strategy to build up a "consortium of highly competitive copper producers" in order to secure an advantageous position in the global market.

Based on this strategy, the Group is promoting an extensive copper smelting and refining business alliance with Mitsui Mining & Smelting Co., Ltd. As part of the collaboration, the companies founded Pan Pacific Copper Co., Ltd., their joint concern for sales of copper smelting- and refining-related products. Taking the development further, at present, this joint venture is operating under an integrated system in which it purchases copper ore, entrusts smelting and refining of the ore to both parents and sells the products itself.

Furthermore, Nippon Mining & Metals and Mitsui Mining & Smelting are stepping up the formation of comprehensive business tie-ups between the Japan Korea Joint Smelting Co., Ltd. established chiefly by the two companies, and LG-Nikko Copper Inc., their joint venture with the LG Group of South Korea. LG-Nikko Copper, the only copper smelting and refining company in South Korea, has a refined copper production capacity of 510,000 tons per year and features high cost competitiveness.

Through these business tie-ups, the Nippon Mining & Metals Group has built up one of the world's largest alliances of copper producers in terms of both quality and quantity. The Group is seeking to maximize the tie-up effects.

Under its high technological capabilities, the copper smelting and refining business of the Nippon Mining & Metals Group has cost competitiveness and productivity that are among the best in the world. Its current annual copper smelting production capacity is 470,000 tons (Saganoseki Smelter & Refinery), and its electrolytic copper production capacity is 450,000 tons per year (Saganoseki Smelter & Refinery and Hitachi Works). The copper smelting capacity of the Saganoseki Smelter & Refinery is the largest in the world as a single furnace. Its smelting and refining costs are also among the lowest in the world. Furthermore, the Group introduced the permanent cathode method (ISA process) in the copper refining process of its Hitachi Works in December 2002, thereby achieving a stable method of high-quality electrolytic copper production. The precious and rare metals recovery facility of the Saganoseki Smelter & Refinery introduced the first hydro-metallurgical process in Japan. Compared with the conventional pyrometallurgical method, the hydro-metallurgical method allows recovery of high-quality products. It enables a shortened gold recovery time and reduced processing cost; therefore, this facility excels in economy and performance. Centering on the Saganoseki Smelter & Refinery and other facilities, the Nippon Mining & Metals Group intends to pursue further concentration and improvement of efficiency across the entire range of processes, from production to logistics, thereby realizing a more-efficient production system.

The zinc production of the Nippon Mining & Metals Group is carried out under a contract by Akita Zinc Co., Ltd. and Hachinohe Smelting Co., Ltd., both affiliates of Nippon Mining & Metals. Further, hot-dip galvanizing is done by Kurobe Nikko Galva Co., Ltd. Hot-dip galvanizing is an advanced anti-rust process for steel, and particularly excels in providing anticorrosion capability and economy. It is used in a wide variety of fields, including civil engineering works, construction, roads, railways, bridges and in telecommunications.

Ranking of World's Leading Makers of Refined Copper

(Thousands of Tons)

Company (country)	Volume
1. Codelco (Chile)	1,502
2. Nippon Mining & Metals	426
LG-Nikko	497
Mitsui Mining & Smelting	140
	1,063
3. Phelps Dodge (U.S.A.)	893
4. Grupo Mexico (Mexico)	656
5. Norddeutsche Aff (Germany)	545

(Source: Brook Hunt Copper Metal Service 1st Quarter 2003)

Sales Volume by Product (2002.4–2003.3)

Electrolytic copper	386 (thousand) t
Gold	30 t
Silver	244 t
Zinc	94 (thousand) t
Sulfuric acid	1,110 (thousand) t



Saganoseki Smelter & Refinery (Oita prefecture)



Onsan Smelter & Refinery (South Korea) Operated by LG-Nikko Copper

Metal Fabrication

The metal fabrication business is scheduled to be separated from the overall business of Nippon Mining & Metals on October 1, 2003. The spin-off will be named Nikko Metal Manufacturing Co., Ltd.

In this business operation, the Nippon Mining & Metals Group has always promoted product development and technological advancement to meet future market needs. Currently, in response to the need for smaller and lower-priced electronic components, it is striving to shift to "thin products (foils) and other high-performance products." In particular, the Group holds top domestic market shares of wrought copper foil—used in flexible printed circuit boards for mobile phones—and phosphor bronze used in electronic connectors. Wrought copper foil will see further gains as the Group intends to introduce new rolling mill and increase production capacity in the first half of fiscal 2004.

The Group is endeavoring to develop new alloys based on its sub-micron metallurgy. Its "High-performance Alloys," which greatly surpass the performance of conventional alloys in terms of strength, spring characteristic, fatigue strength, bend formability and stamp capability, are receiving high market reputation.

In regard to production, the Group is aiming to shift manufacturing to East Asia, where many current and potential users are located. As part of this shift, the Group has established a collaborative relationship with Poongsan Corporation, the largest manufacturer of wrought copper and copper alloy products in South Korea, in the field of brass strip manufacturing. The Group also founded jointly with Poongsan Corporation a company for tin plating of copper alloy strips and other products—Poongsan-Nikko Tin Plating Co., Ltd. Furthermore, the Group is actively pursuing the establishment of production bases for precision rolling and precision press business operations in China. On the sales front, the Group has sales bases for overseas users—Nippon Mining Singapore Pte. Ltd., Nippon Mining Taiwan Co., Ltd. and Nippon Mining Shanghai, Co., Ltd., all of which have coil center functions. Thus, the Group is ready to meet increases in demand for fabricated metal products in China and other East Asian regions, where substantial demand growth can be expected.

In addition, the Group is carrying out surface treatment operations (processing and production of gold-plated strips, etc.) and precision parts processing activities (manufacturing and sales of various kinds of precision electronic parts, including parts for cathode-ray tube electronic guns) through subsidiaries or affiliated companies in Japan and overseas. Among these group companies are Fuji Electronics Co., Ltd., Woojin Precision Industry Co., Ltd. of South Korea, Fuji Electronics Dongguan Co., Ltd. of China and Nippon Precision Technology (Malaysia) Sdn. Bhd. These operations are highly evaluated by electronic component manufacturers in the Asian market, which is continuing to develop at a remarkable pace.

East-Asian Locations of Metal Fabrication Businesses


Woojin Precision Industry Co., Ltd.
Poongsan-Nikko Tin Plating Corporation
Planned Base of Precision Rolling Press Products
Nikko Metal Manufacturing Co., Ltd.
Nikko Shoji Co., Ltd.
Fuji Electronics Co., Ltd.
Fuji Electronics Dongguan Co., Ltd.
Nippon Mining Shanghai Co., Ltd.
Nippon Mining Taiwan Co., Ltd.
Nippon Precision Technology (Malaysia) Sdn. Bhd.
Nippon Mining Singapore Pte. Ltd.

Main Products and Principal Uses

Main Products		Principal Uses
[Wrought copper and copper alloy products]	Phosphor bronze*	Connectors, switch contacts and springs for electronic components, etc.
	Brass	Terminals, connectors, etc.
	Nickel silver	Quartz oscillator casings, springs for electronic components, etc.
	Corson alloy	Semiconductor lead frames
	Titanium copper*	High-class connectors, etc.
[Special steel products]	Stainless steel*	Electron guns for CRTs, springs for electronic components, etc.
	High-nickel alloy	CRT shadow masks
	Mild steel	Parts for electron guns, etc.
[Wrought foil products]	Copper foil	Flexible printed-circuit boards, etc.
	Copper alloy foil	Flexible printed-circuit boards, Harddisk drive suspensions, etc.
	Stainless steel foil	Mobile phone switches LCD backlight reflectors, etc.
	High-nickel alloy foil	Organic EL metal masks, etc.
	Nickel foil	Sensor parts, etc.
	Titanium foil	Corrosion resistance parts, etc.
[Plating products]	Gold plating	High-class connectors, etc.
[Press products]	Stainless, wrought copper products	CRT electron guns, automotive connectors, etc.

Products marked with "★" are hyper materials with improved functionality.

Continuous Bright Annealing Line at Kurami Works (Kanagawa prefecture)



Recycling and Environmental Services

Recognition of the need for global environmental protection is rising, as evidenced by movements for building a zero emission-oriented society to prevent global warming and save resources. It has become essential to promote effective utilization of resources if sustained economic development is to be maintained.

The Group has been a leader in addressing these issues, using the technology and achievements accumulated over a long period in the course of mine, smelter and refinery operations.

At present, the environmental business of the Group is mainly conducted by Nikko Environmental Services Co., Ltd., established in April 2002, and by Tomakomai Chemical Co., Ltd., Nikko Mikkaichi Recycle Co., Ltd., Nikko Tsuruga Recycle Co., Ltd. and Saganoseki Smelter & Refinery. The Group has constructed a nationwide network made up of these five works plus sales offices and raw material collection bases in Tokyo, Osaka, Nagoya and Kyushu. The business foundation will be expanded through sharing of market and technological information and improvement of cargo collection and technological solution capability. Also, Kamine Clean Service Co., Ltd. is engaged in the operation control of a waste disposal plant in the city of Hitachi, Ibaraki Prefecture.

Nikko Environmental Services Co., Ltd. has a rotary incinerator designed to completely burn industrial wastes, including waste oil and other liquids, and render them harmless. And it has a recycling furnace for detoxification treatment of industrial wastes and recycling of resources. The company has built up a waste treatment system that eliminates generation of secondary wastes, effectively using the combination of the incinerator and furnace.

Tomakomai Chemical Co., Ltd. treats a wide range of industrial wastes, including industrial wastes subject to special control, with a 50-meter long rotary kiln combined with hydro-metallurgical treatment equipment. The company also operates various types of equipment for pretreatment of scraps containing precious metals, and thus engages in resource recycling.

Nikko Mikkaichi Recycle Co. Ltd. put a gasification melting furnace into operation in December 2000, and started the incineration and melting of industrial wastes, such as shredder dust and waste liquids, for detoxification treatment and resource recycling.

Nikko Tsuruga Recycle Co. Ltd. is engaged in detoxification treatment by incineration of industrial wastes, such as waste liquids and sludge, by means of a fluidized bed roaster, and the neutralization of liquid industrial wastes with a hydro-metallurgical treatment facility. Moreover, the company carries out pretreatment of scrap containing copper, precious metals and other valuable metals using a stationary furnace.

In order to enhance the effectiveness of its environmental protection activities, the Nippon Mining & Metals Group emphasizes the acquisition of ISO14001 certification, the environment management system standard. Already, all operating units of Nippon Mining & Metals have acquired certification, and the principal affiliated companies expect to receive certification by the end of March 2004.

Network of Recycling and Environmental Services



Tomakomai Chemical
Nikko Environmental Services
Nikko Mikkaichi Recycle
Nikko Tsuruga Recycle
Saganoseki Smelter & Refinery

Major Treatment Objects and Treatment Volume in Fiscal 2003

(Thousands of Tons)

Gold and silver residual slag	28.3
Copper and copper alloy scrap	41.2
Copper residual slag	1.7
Waste acid	18.6
Waste alkali	37.2
Automobile shredder residue	6.1
Waste oil	38.0
Disused office automation	3.3
Precious metal scrap	20.3
Sludge	58.7
Total	253.4



The rotary incinerator at Nikko Environmental Services Co.,Ltd. (Ibaraki prefecture)



Gasification melting facility at Nikko Mikkaichi Recycle Co.,Ltd. (Toyama prefecture)



ELECTRONIC MATER

Electronic Materials (Nikko Materials Group)

Masanori Okada, President and representative director, Nikko Materials Co., Ltd.

(Billions of Yen)

	2002.3	2003.3
Net sales	60.3	61.7
Income before special items	(4.4)	(5.9)
Depreciation & amortization	7.1	6.3
Capital investments	11.4	4.3

The Nikko Materials Group produces and sells a variety of electronic materials using advanced fabrication technologies related to non-ferrous metals. Electronic materials produced by the Group can be broadly divided into three groups: copper foil, sputtering targets and compound semiconductor materials. Many products in these groups hold the largest or second-largest shares of their world markets. They are processed into parts or intermediary materials for primary applications such as printed circuit boards. They are ultimately incorporated in mobile phones, personal computers and various other kinds of electronic equipment. Thus the Group's products have become essential for the electronics industries of the world.

The pace of development in the electronics industry around the world has accelerated in recent years, in step with the increasing sophistication of society in terms of information and telecommunications technologies. For the Group, involved in an industry where rapid changes are the order of the day, the key to business development is to continually monitor the market and promptly respond to new market needs. Based on this view, the Group has formulated the basic strategies described hereafter.

Becoming the first vendor

The Group is striving to have many products with top shares, even if the market size is small, or they are niche items; in other words, to become the first vendor for these products. By becoming the first vendor, it will be possible to promptly learn user needs. This will also enable the Group to develop products for the next generation ahead of other companies, thereby securing the number-one position for next-generation products.

Thoroughly committed to being an electronic materials manufacturer

The core technologies of the Nikko Materials Group concern high purification, crystal control, surface treatment and so forth—technologies related to non-ferrous metals that were cultivated through the years. The Group intends to expand its business by deepening these core technologies.

Direct business as guiding principle

In order to closely address customer needs, the Group is fundamentally committed to the principle of direct business, in which transactions are carried out without the use of a trading company. The export ratio of the products of the Group surpasses one-third, and many products are manufactured and sold overseas. By using sales bases established with its own capital, the Group conducts overseas business in an arrangement closely linked to customers overseas, similar to the way it is carried out in Japan.

The Group will strive to become a first vendor attractive to customers by building up worldwide sales and service networks with an eye to responding appropriately to changes in the market structure.





Products of the Group
Primary applications
Main end-use applications
Copper foil
Treated rolled copper foil
Printed circuit boards
Personal computers
Network servers
Civic applications
Target materials
Semiconductor targets
ITO targets
CPUs, memory chips, etc.
Transparent electrodes
Game machines
Mobile phones
Magnetic materials
Hard disk drives, etc.
Mobile terminals
Displays (TVs, etc.)
CDs, DVDs, etc.
Civic applications
For individuals
Compound semiconductor materials
Optical disk-use materials
GaAs
InP
GaN·ZnTe
High-speed ICs, etc.
Light and electronic devices
Telecommunications infrastructure
Social infrastructure

Copper Foil

Copper foil is incorporated in printed circuit boards used in electronic equipment, such as computers and mobile phones. The Nikko Materials Group produces and sells two categories of copper foil: electro-deposited copper foil and treated rolled copper foil.

Electro-deposited copper foil is used for rigid circuit boards, while treated rolled copper foil is used for flexible circuit boards.

Electro-deposited Copper Foil

The Nikko Materials Group is the top manufacturer of electro-deposited copper foil, with a global share of about 25%. One strength is the high quality of its thin foil products, which can be adapted to user needs for higher density or finer patterning of printed circuit boards. Maintaining production bases in the United States, Germany, the Philippines and Japan, the Group is capable of supplying products worldwide.



Treated Rolled Copper Foil

Treated rolled copper foil has excellent bendability, so it is used in flexible printed circuit boards in digital equipment, and there is an increasing requirement for them to be light, thin, short and small. Flexible printed circuit boards are used in the hinge connection parts of clamshell-type (folding) mobile phones, main boards of telephone receivers, digital cameras, hard disk drives and so forth.

Copper ingots are produced at the Saganoseki Smelter & Refinery of Nippon Mining & Metals Co., Ltd., while wrought copper foil is manufactured at the Kurami Works of Nippon Mining & Metals. Surface treatment is carried out at the GNF Works of Nikko Materials Co., Ltd. Integrated production of rolled copper foil is a feature that sets the Group apart from the competition, and the Group supplies about 80% of world demand, an overwhelming share of the global market. With the market expected to expand further in the future, the Group plans to increase its production capacity from approximately 2.5 million meters/month to about 5 million meters/month in 2004.



Main Applications for Treated Rolled Copper Foil



7%
6%
35%
15%
18%
20%

- Mobile phones
- Hard disk drives (HDD)
- Digital audio-visual products
- Optical pickups
- Automobile media
- Others

(Estimate of Nikko Materials)

Integrated Treated Rolled Copper Foil Production System at the Nippon Mining Holdings Group
Saganoseki Smelter & Refinery of Nippon Mining & Metals → Kurami Works of Nippon Mining & Metals → Nikko Materials



Ingots
Saganoseki Smelter & Refinery of Nippon Mining & Metals
Wrought copper foil
(before nodule treatment)
Kurami Works of Nippon Mining & Metals
Treated rolled copper foil
(after nodule treatment)
Nikko Materials
Slit into products.

Sputtering Targets

Sputtering targets are thin-film forming materials used in semiconductors, flat panel displays, storage components, etc. The Nikko Materials Group mainly produces and sells targets for semiconductors and flat panel displays.

Semiconductor Targets

As a result of rapid advances in the scale of integration and increased speeds of devices in recent years, increasingly strict quality and other characteristics are demanded of semiconductor targets. The Group provides a wide variety of targets, including molybdenum, tungsten, copper, titanium, tantalum, cobalt and other targets used in semiconductor circuit elements and electronic wiring. The Group commands the world's top share of about 40% in this segment.



Copper sputtering target for semiconductor

[Topics: PQS prize received from Intel]

Nikko Materials Co., Ltd. received the PQS (Preferred Quality Supplier) Prize from Intel Corporation, the world's largest semiconductor manufacturer, in March 2003. This was because Intel recognized that sputtering targets supplied by the Company have greatly contributed to the business achievements of Intel.

The PQS Prize is given as part of Intel's SCQI (Supplier Continuous Quality Improvement) program. One of the qualifications for receiving the Prize is that attainment and ability evaluation in terms of price, quality, ability, time of delivery, technology and speed of reply must be 80% or more of the target values. Another requirement is that the company concerned must carry out challenging improvement plans and quality system assessments in accomplishing its goals as a supplier.

The recent award of the Prize was a great honor for Nikko Materials Co., Ltd., which provides high-quality products and services to Intel. On this occasion, the Company pledged to work for more comprehensive customer satisfaction than ever before.



Targets for Flat Panel Displays (ITO targets)

The Nikko Materials Group is engaged in the production of sputtering target materials for LCDs, plasma displays (PDPs), electroluminescence displays (ELDs), and so on. Because of recent trends toward larger and finer panel displays, high quality has become essential, as has strict quality management. The Group is supporting the development of the display industry on the strength of its rich know-how, such as advanced molding technology and sintering technology.



ITO targets

As for market share, the Group proudly holds about 50% of the world market.

Compound Semiconductor Materials (InP Single-crystal Wafer)

Compound semiconductor materials are semiconductors composed of two or more elements. Unlike single-element semiconductors, they feature excellent optical and electrical characteristics, so they are used in various special-function devices. The Nikko Materials Group has established integrated supply systems to provide high-purity metals, which are raw materials for semiconductors, single crystal wafers, and epitaxial wafers.

Indium-phosphorous (InP) semiconductors, a kind of compound semiconductor, are incorporated in light-receiving/-emitting elements used in optical fiber communications. The size of the indium-phosphorus market is still small compared with the gallium arsenide market, but explosive growth is anticipated for indium-phosphorus as optical communications proliferate in the future.

Compound semiconductor materials
(InP single-crystal wafers)




Ichinoseki Foil Manufacturing
Nikko Materials Isohara Plant
Kitaibaraki Business Services
Nikko Materials Toda Plant
Nikko Materials GNF Plant
Nikko Materials, Head Office
Nikko Metal Plating, Head Office
Nikko Metal Plating, Takatsuki Plant
Nikko Materials, Osaka Office

Principal production/sales bases


NM Europe
Hwakwang Trading
JADA Electronics Shanghai Rep.
Shuzou Nikko Materials
GNF (HK)
JADA Electronics
NM Singapore
NM USA (Eastlake, OH)
NM USA (San Jose, CA)
Taiwan Nikko Materials
NM USA (Chandler, AZ)
GNF (Phillippines)

As of October 31, 2003

Others (independent operating and functional support companies)

(Billions of Yen)

	2002.3	2003.3
Net sales	74.4	69.9
Income before special items	3.7	2.7
Depreciation & amortization	4.1	4.5
Capital investments	5.2	6.3

While engaging in such core business areas as oil, non-ferrous metals and electronic materials, the Nippon Mining Holdings Group has independent operating companies, as well as functional support companies handling common administrative activities for the Group.

Independent Operating Companies

am/pm Japan Co., Ltd. (convenience store chain) is expanding its store network principally in urban areas. As of the end of March 2003, its chain stores totaled 1,365. In November 2002, 10% of the shares of the company were transferred to Mitsubishi Corporation.

Central Computer Services Co., Ltd. (information services) is working to strengthen its business base.


ampm

Functional Support Companies

Following the inauguration of the Nippon Mining Holdings Group, common administrative activities in the Group, such as fund procurement, office work services and environmental control, were concentrated in the following functional support companies in October 2002, for accelerated efficiency enhancement.

Nippon Mining Finance Co., Ltd.	Fund procurement
Nippon Mining Business Support Co., Ltd.	Office work services
Nippon Mining Ecomanagement Inc.	Environmental management
Nippon Mining Research & Technology Co., Ltd.	Research, consulting

Corporate Governance

— Seeking Enhancement of Corporate Group Value —

Under the holding company system, the Nippon Mining Holdings Group has shifted to a new management system in which individual business companies carry out operations in a way that matches their individual characteristics, and thus enhance their individual corporate value.

Carrying out improvement of a corporate governance system in which management enhancement is accelerated, accountability is maintained, and operational transparency is promoted, Nippon Mining Holdings Group is continually striving to increase corporate group value.

■ *Business Execution and Supervision Mechanism*

As the holding company of the Nippon Mining Holdings Group, Nippon Mining Holdings, Inc. basically pursues efficient management of the entire Group. It ensures the Group's growth opportunities by formulating management visions, planning management strategies and implementing optimum allocation of management resources. From this fundamental position, and in accordance with basic agreements with the core operating companies, Nippon Mining Holdings executes management control of the Group.



Board of Directors
Executive Committee
Finance Group
Corporate Planning & Control Group
Auditing Group
Auditing Department
General Administration Group
Board of Auditors
Statutory Auditors
Auditors' Office
Strategy Meeting
IR Meeting

■ *Internal Control and Auditing Mechanism*

Corporate auditors, including outside auditors, make up the Board of Auditors. While monitoring directors' business execution, by attending all meetings of the Board of Directors and taking all other necessary steps, they maintain close collaborative relations with the Auditing Group, an internal audit unit, and corporate auditors of the Company's subsidiaries, and implement effective auditing.

To coordinate auditing plans, exchange information and share audit results among individual auditing units, a liaison meeting is held regularly among the Board of Corporate Auditors, the external account auditing office and internal auditing units.

The Nippon Mining Holdings Group is determined to remain fair to its stakeholders, including shareholders, customers, suppliers and employees, and to continually endeavor to maintain excellent corporate ethics and sound management.

Financial Section

[MANAGEMENT'S DISCUSSION AND ANALYSIS]

Major Consolidated Management Indicators

Nippon Mining Holdings, Inc. and its consolidated subsidiaries

	Millions of Yen (Price per share omitted)	
Years ended March 31,	2002	2003
Net sales	**¥2,083,352**	**¥2,163,088**
Operating income	**27,748**	**40,256**
Income before special items	**25,405**	**36,968**
Net income	**306**	**3,652**
Net income per share (in yen)		
Primary	**0.27**	**5.89**
Fully diluted	—	—

	Millions of Yen (Price per share omitted)	
Years ended March 31,	2002	2003
Total assets	**¥1,695,883**	**¥1,628,723**
Shareholders' equity	**181,453**	**204,946**
Shareholders' equity per share (in yen)	**162.91**	**301.78**
Interest-bearing liabilities	**892,846**	**876,383**

	Millions of Yen	
Years ended March 31,	*2002*	*2003*
Cash flows from operating activities	**¥ 129,894**	**¥ 14,344**
Cash flows from investing activities	**(29,729)**	**(15,698)**
Cash flows from financing activities	**(159,346)**	**(17,568)**

Net Sales
(Billions of Yen)



2,500
2,000
1,500
1,000
500
0
2,083.4
2,163.1
Years ended March 31,
2002
2003

Operating Income
(Billions of Yen)



50
40
30
20
10
0
27.7
40.3
Years ended March 31,
2002
2003

Income before Special Items
(Billions of Yen)



50
40
30
20
10
0
25.4
37.0
Years ended March 31,
2002
2003

Net Sales, Income before Special Items and Net Income

The economy in the fiscal year ended March 31, 2003 showed partial improvements in exports and production activities, but the overall business environment remained severe, with continuing deflation and concerns about financial systems, the persistently high unemployment rate and stagnating consumption in the private sector. In spite of such difficult conditions, the Company achieved an increase in consolidated net sales and income before special items to ¥2,163.1 billion and ¥37.0 billion respectively, growth of 3.8% and 45.5% respectively from the previous fiscal year, mainly due to increases in net sales and revenues in the petroleum business. Net income amounted to ¥3.7 billion as a result of recording special losses such as loss on revaluation of listed securities and loss on disposals of fixed assets.

Petroleum (Japan Energy Group)

The aggregate sales volume of fuel oil, including gasoline, naphtha, kerosene, gas oil and heavy fuel oil, outperformed that of the previous fiscal year due to increases in kerosene and heavy fuel oil, and product prices rose, affected by the steep jump in the price of crude oil. As regards petrochemical products, the sales volume increased, and the overall product price rose from the previous fiscal year. Sales of liquefied petroleum gas were down compared with the previous fiscal year, but the decrease in the sales volume was covered by price rises. As a result, net sales of the petroleum business increased by 3.5% to ¥1,743.8 billion from the previous fiscal year. Income before special items drastically increased, by 81.3% to ¥24.8 billion, largely affected by revaluation of inventories to reflect the sharp rise in the crude oil price.

Non-ferrous Metals (Nippon Mining & Metals Group)

Copper smelting & refining, the main business of this segment, was surrounded by an ongoing, severe economic environment, which brought a deterioration of trading conditions due to the tight market for copper ore, as well as from stagnating domestic demand. On the other hand, the metal fabrication business enjoyed the recovery of IT-related demand mainly for mobile-communication devices, and achieved a drastic increase in its sales volume especially of rolled copper foils. As regards the equity-method affiliated companies, Minera Los Pelambres (a copper mine company in Chile) and LG-Nikko Copper (a copper smelting and refining joint venture in South Korea) have been operating smoothly. Under such circumstances, the non-ferrous metals business marked a 10.2% increase in net sales to ¥308.6 billion compared with the previous fiscal year, as well as a rise in income before special items by 23.8% to ¥15.4 billion.

Electronic Materials (Nikko Materials Group)

The aggregate sales volume of electro-deposited copper foils stagnated, mainly due to weak demand in the European and American markets, and in addition, the product prices stayed at low levels. As regards rolled copper foils and materials for thin films (targets for semiconductors, LCDs and recording components), the sales volume increased, mainly due to a brisk market for mobile communication devices, while the overall product price dropped. As a result, net sales of the electronic materials business increased by 2.3% to ¥61.7 billion from the previous fiscal year, while the loss before special items increased to ¥5.9 billion from ¥4.4 billion in the previous fiscal year.

Other Businesses (Independent Operating Companies and Functional Support Companies)

Regarding other businesses, which include am/pm Japan Co., Ltd. (convenience store business), Japaren Co., Ltd. (rent-a-car and car leasing business), Central Computer Services Co., Ltd. (information service business) and Nippon Mining Finance Co., Ltd (financing business), the consolidated net sales and income before special items decreased by 6.0% and 28.5% respectively, to ¥69.9 billion and ¥2.6 billion from the previous fiscal year.

The consolidated net sales of business segments described above includes an intersegment sales total of ¥20.9 billion (as compared to ¥16.1 billion in the previous fiscal year).

Balance Sheet

As a result of continuous efforts for shrinking of assets and reduction of interest-bearing liabilities, consolidated total assets declined by ¥67.2 billion to ¥1,628.7 billion, while interest-bearing liabilities decreased by ¥16.5 billion to ¥876.4 billion compared with the previous fiscal year. Shareholders' equity increased by ¥23.5 billion to ¥204.9 billion, mainly due to stock transfer.

Cash Flows

Net cash provided by operating activities amounted to only ¥14.3 billion, mainly because the previous fiscal year's balance sheet date fell on a holiday for financial institutions, which brought a decrease in trade payables, and also due to an increase in trade receivables caused by the rise of crude oil prices. Net cash used in investment activities was ¥15.7 billion, mainly due to acquisition of tangible fixed assets, and net cash used in financial activities was ¥17.6 billion, primarily due to repayment and redemption of interest-bearing liabilities. As a result, the fiscal year-end balance of cash and cash equivalents decreased by ¥15.1 billion to ¥76.3 billion from the previous fiscal year.

Net Income
(Billions of Yen)



4
3
2
1
0
3.7
0.3
Years ended March 31, 2002
2003

Total Assets
(Billions of Yen)



2,000
1,500
1,000
500
0
1,695.9
1,628.7
Years ended March 31, 2002
2003

Interest-bearing Liabilities
(Billions of Yen)



900
850
800
750
700
0
892.8
876.4
Years ended March 31, 2002
2003

[CONSOLIDATED BALANCE SHEETS]

Nippon Mining Holdings, Inc. and its consolidated subsidiaries

March 31, 2003 and 2002

ASSETS	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S.Dollars (Note1-A) 2003
Current Assets:			
Cash and cash equivalents	¥ 76,294	¥ 91,409	$ 635,783
Securities (Note 2)	1,252	4,441	10,433
Trade receivables:			
Notes and accounts, less allowance for doubtful accounts	231,441	222,747	1,928,675
Inventories	223,240	222,583	1,860,333
Other current assets, less allowance for doubtful accounts	63,855	72,794	532,126
Total current assets	596,082	613,974	4,967,350
Investments and Long-term Loans:			
Investments in securities (Notes 2 and 5)	56,591	65,381	471,592
Investments in non-consolidated subsidiaries and affiliates (Note 3)	92,502	101,358	770,850
Long-term loans, less allowance for doubtful accounts	36,733	44,352	306,108
Other investments	52,334	54,470	436,117
Total investments and long-term loans	238,160	265,561	1,984,667
Property, Plant and Equipment (Note 5):			
Land (Note 4)	311,589	307,027	2,596,575
Buildings and structures	438,055	438,012	3,650,458
Machinery and equipment	648,506	657,314	5,404,217
Construction in progress	14,363	17,632	119,692
	1,412,513	1,419,985	11,770,942
Less: Accumulated depreciation	(761,682)	(753,728)	(6,347,350)
Net property, plant and equipment	650,831	666,257	5,423,592
Intangible Assets and Deferred Charges	105,117	111,278	875,975
Deferred Tax Assets (Note 8)	38,533	38,813	321,108
Total Assets	¥ 1,628,723	¥ 1,695,883	$ 13,572,692

The accompanying notes are an integral part of these financial statements.

LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S.Dollars (Note1-A) 2003
Current Liabilities:			
Short-term borrowing (Note 6)	¥ 427,834	¥ 345,245	$ 3,565,283
Trade payables:			
Notes and accounts	194,079	205,827	1,617,325
Excise tax	57,609	81,771	480,075
Accrued income taxes	9,832	8,477	81,933
Other current liabilities	100,357	105,330	836,309
Total current liabilities	789,711	746,650	6,580,925
Long-term Liabilities:			
Long-term debt (Note 6)	448,549	547,601	3,737,908
Allowance for retirement benefits (Note 7)	61,517	57,643	512,642
Allowance for periodic repair works	13,453	14,152	112,108
Deferred tax liabilities related to land revaluation (Note 4)	34,072	35,211	283,933
Negative goodwill	11,489	11,285	95,742
Other long-term liabilities	27,403	36,014	228,359
Total long-term liabilities	596,483	701,906	4,970,692
Minority Interest in Consolidated Subsidiaries	37,583	65,874	313,192
Shareholders' Equity:			
Common stock:			
Authorized—3,000,000 thousand shares			
Issued—848,462 thousand shares in 2003	40,000	—	333,333
Authorized—2,000,000 thousand shares			
Issued—1,113,881 thousand shares in 2002	—	87,583	—
Capital surplus	149,307	47,021	1,244,225
Accumulated deficit	(21,406)	(19,826)	(178,383)
Surplus from land revaluation (Note 4)	51,413	58,733	428,442
Unrealized gain on marketable securities	3,467	2,974	28,891
Accumulated translation adjustment	1,131	4,977	9,425
Less:Treasury stock, at cost	(18,966)	(9)	(158,050)
Total shareholders' equity	204,946	181,453	1,707,883
Commitments and Contingent Liabilities (Note 9)			
Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity	¥ 1,628,723	¥1,695,883	$ 13,572,692

[CONSOLIDATED STATEMENTS OF INCOME]

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Years ended March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S.Dollars (Note1-A)
	2003	2002	2003
Net Sales	¥ 2,163,088	¥ 2,083,352	$ 18,025,733
Cost of Sales	1,928,839	1,860,747	16,073,658
Gross profit	234,249	222,605	1,952,075
Selling, General and Administrative Expenses	193,993	194,857	1,616,608
Operating income	40,256	27,748	335,467
Other Income (Expenses):			
Interest and dividends income	3,717	7,523	30,975
Interest expenses	(16,690)	(19,500)	(139,083)
Exchange gain	66	1,384	550
Equity in gain of non-consolidated subsidiaries and affiliates	7,922	6,387	66,017
Amortization of negative goodwill	4,154	3,713	34,617
Other, net	(2,457)	(1,850)	(20,476)
Income before special items	36,968	25,405	308,067
Special Profit (Loss):			
Gain on sales of investments in securities, net	837	1,456	6,975
Gain on sales of investment in consolidated subsidiaries	3,857	—	32,142
Gain on sales of pharmaceutical business divisions	1,102	—	9,183
Gain on transfer of substitutional portion of pension plan	1,912	—	15,933
Amortization of prior service cost	—	1,286	—
Loss on sales and disposal of property, net	(6,012)	(4,799)	(50,100)
Loss on write-down of investments in securities	(13,831)	(4,965)	(115,258)
Loss on structural reform measures related	(10,340)	(8,361)	(86,167)
Other, net	(1,059)	(1,202)	(8,825)
Income before income taxes	13,434	8,820	111,950
Income Taxes:			
Current	8,721	11,227	72,675
Deferred	(4,065)	(8,750)	(33,875)
Minority Interest in Earnings of Consolidated Subsidiaries	(5,126)	(6,037)	(42,717)
Net income	¥ 3,652	¥ 306	$ 30,433

	Yen		U.S.Dollars (Note1-A)
	2003	2002	2003
Net Income per Share:			
Basic	¥ 5.89	¥ 0.27	$ 0.05
Diluted	—	—	—

The accompanying notes are an integral part of these financial statements.

[CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY]

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Years ended March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S.Dollars (Note1-A)
	2003	2002	**2003**
Common Stock:			
Balance at beginning of year (2003—1,113,881 thousand shares; 2002—1,113,881 thousand shares)	**¥ 87,583**	¥ 87,583	**$ 729,858**
Reclassification with capital surplus according to stock transfer	**(47,583)**	—	**(396,525)**
Balance at end of year (2003—848,462 thousand shares; 2002—1,113,881 thousand shares)	**¥ 40,000**	¥ 87,583	**$ 333,333**
Capital Surplus:			
Balance at beginning of year	**¥ 47,021**	¥ 47,021	**$ 391,842**
Reclassification with common stock according to stock transfer	**47,583**	—	**396,525**
Transfer from common stock, capital surplus and the portion which belonged to the minority interest among retained earnings of Nippon Mining & Metals Co., Ltd.	**54,703**	—	**455,858**
Balance at end of year	**¥ 149,307**	¥ 47,021	**$1,244,225**
Accumulated Deficit:			
Balance at beginning of year	**¥ (19,826)**	¥ (18,268)	**$ (165,217)**
Net income	**3,652**	306	**30,433**
Cash dividends paid	**(3,341)**	(3,341)	**(27,842)**
Stock transfer payments	**(2,714)**	—	**(22,617)**
Bonuses to directors	**(59)**	(80)	**(492)**
Increase arising from change of consolidated subsidiaries	**(173)**	(1,654)	**(1,442)**
Increase arising from change of affiliates accounted for by equity method	**(555)**	(630)	**(4,624)**
Increase arising from merger of consolidated subsidiaries	**—**	(22)	**—**
Decrease arising from change of consolidated subsidiaries	**(638)**	(948)	**5,318**
Decrease arising from change of affiliates accounted for by equity method	**(361)**	1,620	**3,008**
Decrease arising from merger of consolidated subsidiaries	**—**	218	**—**
Reclassification with surplus from land revaluation	**611**	1,077	**5,092**
Balance at end of year	**¥ (21,406)**	¥ (19,826)	**$ (178,383)**
Surplus from Land Revaluation:			
Balance at beginning of year	**¥ 58,733**	¥ 58,874	**$ 489,442**
Reclassification with accumulated deficit	**(611)**	(1,077)	**(5,092)**
Adjustment in consolidation procedure	**—**	1,548	**—**
Reclassification with deferred tax liabilities related to land revaluation according to change of effective tax rate	**1,112**	—	**9,267**
Decrease arising from change of affiliates accounted for by equity method	**(8,825)**	—	**(73,542)**
Minority interest	**—**	(612)	**—**
Reclassification with minority interest according to stock transfer	**1,004**	—	**8,367**
Balance at end of year	**¥ 51,413**	¥ 58,733	**$ 428,442**
Unrealized Gain on Marketable Securities:			
Balance at beginning of year	**¥ 2,974**	¥ 8,744	**$ 24,783**
Unrealized gain (loss) on marketable securities arising during period	**493**	(5,770)	**4,108**
Balance at end of year	**¥ 3,467**	¥ 2,974	**$ 28,891**
Accumulated Translation Adjustment:			
Balance at beginning of year	**¥ 4,977**	¥ (2,712)	**$ 41,475**
Translation adjustment	**(3,846)**	7,689	**(32,050)**
Balance at end of year	**¥ 1,131**	¥ 4,977	**$ 9,425**
Treasury Stock, at Cost:			
Balance at beginning of year	**¥ (9)**	¥ (0)	**$ (75)**
Increase arising from purchases from shareholders or sales to market, net	**(18,957)**	(9)	**(157,975)**
Balance at end of year	**¥ (18,966)**	¥ (9)	**$ (158,050)**

The accompanying notes are an integral part of these financial statements.

[CONSOLIDATED STATEMENTS OF CASH FLOWS]

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Years ended March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S.Dollars (Note1-A)
	2003	2002	**2003**
Cash Flows from Operating Activities:			
Income before income taxes	**¥ 13,434**	¥ 8,820	**$ 111,950**
Adjustments to reconcile income before income taxes to net cash provided by operating activities:			
Depreciation and amortization	**48,962**	50,876	**408,017**
Equity in gain of non-consolidated subsidiaries and affiliates	**(7,922)**	(6,387)	**(66,017)**
Gain on sales of investments in securities	**(837)**	(1,456)	**(6,975)**
Loss on write-down of investments in securities	**13,831**	4,965	**115,258**
Gain on sales of investment in consolidated subsidiaries	**(3,857)**	—	**(32,142)**
Loss on sales and disposal of property, plant and equipment	**6,012**	4,799	**50,100**
Loss on structural reform measures related	**10,340**	8,361	**86,167**
Other,net	**(3,729)**	(4,829)	**(31,075)**
Changes in operating assets and liabilities:			
Trade receivables	**(8,089)**	84,264	**(67,408)**
Inventories	**556**	20,490	**4,633**
Trade payables	**(46,951)**	(16,643)	**(391,258)**
Accrued consumption tax	**1,403**	(4,593)	**11,692**
Other, net	**(566)**	3,024	**(4,717)**
Payment for income taxes	**(7,172)**	(19,438)	**(59,767)**
Payment for special retirement benefit	**(1,071)**	(2,359)	**(8,925)**
Net cash provided by operating activities	**14,344**	129,894	**119,533**
Cash Flows from Investing Activities:			
Payments for acquisition of securities	**(1,387)**	(2,833)	**(11,558)**
Proceeds from sales or maturities of securities	**4,568**	17,105	**38,067**
Payments for acquisition of investments in securities	**(10,370)**	(4,258)	**(86,417)**
Proceeds from sales or maturities of investments in securities	**6,089**	9,998	**50,742**
Proceeds from sales of investment in consolidated subsidiaries	**4,050**	—	**33,750**
Payments for acquisition of property, plant and equipment	**(33,542)**	(43,201)	**(279,517)**
Proceeds from sales of property, plant and equipment	**8,767**	8,213	**73,058**
Decrease in short-term loans	**4,451**	3,468	**37,092**
Payments for lending of long-term loans	**(1,000)**	(16,637)	**(8,333)**
Collection of long-term loans	**6,414**	3,428	**53,450**
Other	**(3,738)**	(5,012)	**(31,151)**
Net cash used in investing activities	**¥ (15,698)**	¥ (29,729)	**$ (130,817)**

	Millions of Yen		Thousands of U.S.Dollars (Note1-A)
	2003	2002	**2003**
Cash Flows from Financing Activities:			
Increase (Decrease) in short-term borrowing	**¥ 32,395**	¥ (79,684)	**$ 269,958**
Proceeds from borrowing of long-term debt	**109,068**	66,454	**908,900**
Repayments of long-term debt	**(125,949)**	(136,433)	**(1,049,575)**
Proceeds from issue of new bond	**—**	32,500	**—**
Payments for redemption of bond	**(26,360)**	(36,054)	**(219,667)**
Cash dividends paid by parent company	**(3,341)**	(3,341)	**(27,842)**
Cash dividends paid to minority interest	**(1,584)**	(1,742)	**(13,200)**
Stock transfer payments	**(2,714)**	—	**(22,617)**
Other	**917**	(1,046)	**7,643**
Net cash used in financing activities	**(17,568)**	(159,346)	**(146,400)**
Effect of exchange rate changes on cash and cash equivalents	**(1,411)**	4,611	**(11,758)**
Net Decrease in Cash and Cash Equivalents	**(20,333)**	(54,570)	**(169,442)**
Cash and Cash Equivalents at Beginning of Year	**91,409**	141,718	**761,742**
Increase in cash and cash equivalents related to subsidiaries newly included in consolidation	**5,218**	4,062	**43,483**
Increase in cash and cash equivalents related to merger of consolidated subsidiaries	**—**	199	**—**
Cash and Cash Equivalents at End of Year	**¥ 76,294**	¥ 91,409	**$ 635,783**

The accompanying notes are an integral part of these financial statements.

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Years ended March 31, 2003 and 2002

Note 1-SIGNIFICANT ACCOUNTING POLICIES

A) Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared from the accounting records maintained by NIPPON MINING HOLDINGS, INC. ("the Company") and its consolidated subsidiaries in accordance with the provisions of the Japanese Regulation of Consolidated Financial Statements and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards.

Certain accounts reported in the consolidated financial statements filed with the Financial Services Agency in Japan have been reclassified for the convenience of readers outside Japan.

On September 27, 2002, the Company was established by Japan Energy Corporation and its consolidated subsidiary Nippon Mining & Metals Co., Ltd. by way of stock transfer. As a result of this transaction, both Japan Energy Corporation and Nippon Mining & Metals Co., Ltd. became wholly-owned subsidiaries of the Company.

Consolidation Procedure of this transaction was in accordance with "Accounting for the Consolidation of a Holding Company Established by Stock Exchange or Stock Transfer" (The Japanese Institute of Certified Public Accountants Accounting Committee Research Report No.6). Since this transaction occurred between parent company and its consolidated subsidiary, this doesn't correspond to "Business Combination". Thus, upon the consolidation, Japan Energy Corporation was accounted for with the pooling of interest method, and Nippon Mining & Metals Co., Ltd. was accounted for as additional acquisition of interest from minority interest.

Consolidated financial statements as of March 31, 2003 is succeeding those as of March 31, 2002 of Japan Energy Corporation. Certain 2002 figures have been reclassified to conform with the 2003 presentation.

Amounts in U.S. dollars are presented solely as reference for readers. In the accompanying financial statements, the rate of 120 yen = 1 US dollar, the approximate current rate of exchange at the end of this fiscal year, has been used in translation.

B) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its controlled significant subsidiaries (hereinafter referred to "the Company Group"). All significant intercompany accounts and transactions have been eliminated in the consolidation.

C) Investments in Non-Consolidated Subsidiaries and Affiliates

Investments in non-consolidated subsidiaries and affiliates are accounted for by the equity method.

On an exception basis, investments in non-consolidated subsidiaries and affiliates are stated at cost or less, because the effect of adoption of the equity method would be immaterial.

D) The Differences between Acquisition Costs of Subsidiaries and Affiliates and Their Net Assets

The differences between acquisition costs and the fair value of net assets of subsidiaries and affiliates acquired are recorded as goodwill and are being amortized over 5 years using the straight-line method.

E) Foreign Currency Translation

All monetary assets and liabilities denominated in foreign currencies are translated into yen at the exchange rates prevailing at the balance sheet date.

All asset and liability accounts of foreign consolidated subsidiaries are translated into yen at the current exchange rates as of their balance sheet date, and all income and expense accounts are translated at the average annual exchange rates. The difference arising from translation are included in shareholders' equity as "Accumulated translation adjustment".

F) Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand, demand deposits in banks and investments with maturities of three months or less.

G) Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided in amounts considered sufficient to cover possible losses on collection.

H) Inventories

Petroleum inventories of domestic subsidiaries are stated at cost, using the average method, metal inventories except for gold, silver, platinum and palladium of consolidated domestic subsidiaries are stated at cost, using the last-in first-out method, while gold, silver, platinum and palladium inventories of them are stated at cost, using the first-in first-out method. Other inventories of them are mainly stated at cost, using the last-in first-out method.

Inventories of overseas subsidiaries are stated at lower of cost or market, using the first-in first-out method.

I) Securities

Marketable securities are stated at fair market value. Securities other than marketable securities are stated at cost or less. Cost is determined by the moving average method. Net unrealized gains (losses) on these securities, net of taxes, are reported as a separate item in shareholders' equity.

J) Property, Plant and Equipment

Property, plant and equipment, including significant renewals and additions, are carried at cost, and are depreciated primarily using the straight-line method.

Maintenance and repairs, minor renewals and betterments, and small purchases of equipment are expensed when incurred.

K) Allowance for Periodic Repair Works

The Company Group has an allowance for periodic repair works in amount equal to the estimated cost of periodically required repairs for oil tanks and machinery and equipment of oil refineries.

L) Leases
Finance leases which do not transfer ownership and do not have bargain purchase provisions are accounted for in the same manner as operating leases by the Company and its consolidated domestic subsidiaries.

The fees for such lease contracts are charged to income when incurred.

M) Income Taxes
Income taxes of the Company and its domestic subsidiaries consist of corporate taxes, local inhabitants taxes and enterprise taxes.

Deferred income taxes are provided for temporary difference between the tax basis of assets and liabilities and those as reported in the financial statements.

N) Allowance for Retirement Benefits
Allowance for retirement benefits represents the estimated present value of the projected benefit obligation in excess of the fair value of the plan assets, less unrecognized transition liabilities, unrecognized prior service cost, and unrecognized actuarial losses.

O) Appropriation of Retained Earnings
Cash dividends and bonuses to directors are recorded in the fiscal year in which a proposed appropriation is approved by a general meeting of the shareholders.

P) Net Income per Share
Net income per share is based on the weighted average number of shares of common stock outstanding during the relevant fiscal year.

Q) Derivatives and Hedging Accounting
Derivative financial instruments are utilized by the Company Group principally to manage risks of the exposure to the fluctuations in interest rates, foreign currency exchange rates and commodity prices.

The Company Group has established policies and procedures for risk assessments and for the approval process and monitoring of transactions involving derivative financial instruments. The Company Group does not possess derivative financial instruments for trading purposes.

Note 2-MARKET VALUE OF SECURITIES

Market value of securities as of March 31, 2003 and 2002 was as follows:

Listed equity securities

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Acquisition cost	**¥25,153**	¥36,882	**$ 209,608**
Market value	**29,823**	41,674	**248,525**
Gross unrealized gain	**¥ 4,670**	¥ 4,792	**$ 38,917**

Bonds and others

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Amortized cost	**¥ 1,396**	¥ 2,854	**$ 11,633**
Market value	**1,413**	2,896	**11,775**
Gross unrealized gain	**¥ 17**	¥ 42	**$ 142**

Note 3-INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES

Investments in non-consolidated subsidiaries and affiliates as of March 31, 2003 and 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Listed equity securities	**¥19,055**	¥18,782	**$ 158,792**
Unlisted equity securities	**72,358**	81,110	**602,983**
Others	**1,089**	1,466	**9,075**
	¥92,502	¥101,358	**$ 770,850**

Note 4-LAND REVALUATION

Pursuant to the Law for Land Revaluation, several group companies in Japan revalued their land used for business activities at March 31, 2000. The excess of the revalued carrying amount over the book value before the revaluation, net of taxes, is recorded as "Surplus from land revaluation" in shareholders' equity of the accompanying balance sheets.

The land value for the revaluation was determined based on the market prices in the official notice of the Commissioner of the National Tax Agency in accordance with Article 2, Paragraph 4 of the Enforcement Ordinance Concerning Land Revaluation, with reasonable adjustments to the market price made by the Company Group. The revaluation is permitted only one time.

Deferred tax liability related to the revaluation of land is recorded in long-term liabilities.

Note 5-ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral as of March 31, 2003 and 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Investments in securities	**¥ 26,316**	¥ 30,920	**$ 219,300**
Property, plant and equipment			
(at net book value)	**378,171**	396,923	**3,151,425**
Other	**135**	264	**1,125**
	¥ 404,622	¥ 428,107	**$ 3,371,850**

Note 6-SHORT-TERM BORROWING AND LONG-TERM DEBT

Short-term borrowing consists principally of bank overdrafts, bearing interest at annual rates from 0.1% to 4.21% as of March 31, 2003. Short-term borrowing as of March 31, 2003 and 2002 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Banks, insurance companies and others	**¥ 231,566**	¥ 199,272	**$ 1,929,717**
Current portion of long-term debt	**196,268**	145,973	**1,635,566**
	¥ 427,834	¥ 345,245	**$ 3,565,283**

Long-term debt as of March 31, 2003 and 2002 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Convertible bonds issued by a consolidated subsidiary due 2003 convertible currently at ¥662 per share	**¥ —**	¥ 5,660	**$ —**
Bonds issued by consolidated subsidiary due 2002–2007, with fixed interest rates of 3.0%–3.61% issued under the Euro Medium Term Note Programme	**19,900**	32,600	**165,833**
Bonds issued by consolidated subsidiary due 2006, with fixed interest rates of AUS $4.5% issued under the Euro Medium Term Note Programme	**5,000**	5,000	**41,667**
Bonds issued by consolidated subsidiary due 2002-2008, interest rates 1.53%–2.4%	**32,500**	40,500	**270,833**
Payable to banks, insurance companies and others, with interest rates at 0.1% to 8.36% maturing serially through 2017:			
Collateralized	**161,134**	187,883	**1,342,783**
Unsecured	**426,283**	421,931	**3,552,358**
	644,817	693,574	**5,373,474**
Less: Amounts due within one year	**(196,268)**	(145,973)	**(1,635,566)**
	¥ 448,549	¥ 547,601	**$ 3,737,908**

Annual maturities of long-term debt are as follows:

Years ending March 31,	*Millions of Yen*	*Thousands of U.S. Dollars*
2004	¥ 196,268	$ 1,635,566
2005	115,463	962,192
2006	91,465	762,208
2007	87,036	725,300
2008	91,418	761,817
2009 and thereafter	63,167	526,391
	¥ 644,817	$ 5,373,474

Note 7-RETIREMENT BENEFITS

The Company Group has defined benefit retirement plans covering substantially all employees.

1. Allowance for retirement benefits as of March 31, 2003 and 2002 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Projected benefit obligation	**¥(114,347)**	¥(125,767)	**$ (952,892)**
Plan assets at fair value	**31,742**	53,984	**264,517**
Projected benefit obligation, net of plan assets	**(82,605)**	(71,783)	**(688,375)**
Unrecognized net transition liability	**7,700**	9,807	**64,167**
Unrecognized net actuarial losses	**13,226**	4,199	**110,216**
Unrecognized prior service cost	**162**	134	**1,350**
Liability recognized in consolidated balance sheets	**¥ (61,517)**	¥ (57,643)	**$ (512,642)**

2. Net retirement benefit expenses for the year ended March 31, 2003 and 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Service cost	¥ **5,627**	¥ 4,958	$ **46,891**
Interest cost on projected obligation	**4,319**	4,181	**35,992**
Expected return on plan assets	**(2,909)**	(2,881)	**(24,242)**
Amortization of unrecognized net transition liability	**1,226**	1,226	**10,217**
Amortization of unrecognized net actuarial loss	**1,645**	261	**13,708**
Amortization of unrecognized prior service cost	**57**	(1,261)	**475**
Net retirement benefit expenses	¥ **9,965**	¥ 6,484	$ **83,041**
Gain on transfer of substitutional portion of pension plan	**(1,912)**	—	**(15,933)**
Retirement benefit expenses–total	¥ **8,053**	¥ 6,484	$ **67,108**

3. The assumptions used in the calculation of the above information were as follows:

	%	
	2003	2002
Discount rate for obligations	**2.5–6.75** (mainly **2.5**)	3.0–7.3 (mainly 3.0)
Expected return on plan assets	**1.0–9.0** (mainly **3.5**)	1.5–9.0 (mainly 3.5)
Net transition liability, net actuarial loss and prior service cost are being amortized over periods ranging from 5 to 15 years.		

Transfer of substitutional portion of employee pension plan to the government.

The retirement plan of the Company Group substitutes certain portion of the Japanese government pension plan in addition to the retirement benefit plan of the Company Group. In June 2001, the Contributed Benefit Pension Plan Law was enacted and allows a company to transfer its substitutional portion of pension plan to the government thereby eliminating the company's liability for the benefits related to future employee service. In order to transfer the substitutional portion, the company must obtain approval form the Minister of Health, Labor and Welfare for the exemption from the payment of the benefits related to future employee service. In addition, the company must obtain approval from the same body for separation of the remaining benefit obligation of the substitutional portion which relates to past employee services. On obtaining approval, the remaining benefit obligation of the substitutional portion (that amount earned by past services) as well as government-specified portion of the plan assets will be transferred to the government.

One of the Company Group's consolidated subsidiaries applied for exemption the payment of the benefits related to future employee service and received approval from the Minister of Health, Labor and Welfare on February 25, 2003. Based on the transitional treatment of "Practical Guideline for Accounting for Retirement Benefits (Interim Report)" (The Japanese Institute of Certified Public Accountants Accounting Committee Research Report No. 13), the subsidiary records it as if the payment of the benefits related to employee service of substitutional portion were exempted and the government-specified portion of plan assets were transferred to the government on that day. The amount of the government-specified portion of plan assets to be transferred to the government is ¥13,239 million ($110,325 thousand) as of March 31, 2003.

Note 8-INCOME TAXES

1. The components of deferred tax assets and liabilities other than deferred tax liability related to land revaluation as of March 31, 2003 and 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Net operating loss carryforward	**¥ 27,958**	¥ 26,646	**$ 232,983**
Retirement benefit obligation	**23,377**	21,335	**194,808**
Eliminations of intercompany transactions	**11,818**	11,807	**98,483**
Securities	**3,714**	3,369	**30,950**
Property, plant and equipment	**2,173**	2,202	**18,108**
Allowance for periodic repair works	**2,621**	2,074	**21,842**
Other investments	**1,767**	1,986	**14,725**
Accrued bonuses to employees	**2,347**	1,734	**19,558**
Other	**22,736**	23,080	**189,468**
Subtotal	**¥ 98,511**	¥ 94,233	**$ 820,925**
Valuation allowance	**(40,570)**	(38,787)	**(338,083)**
Total deferred tax assets	**¥ 57,941**	¥ 55,446	**$ 482,842**
Property, plant and equipment	**¥ (3,044)**	¥ (4,847)	**$ (25,367)**
Unrealized gain on marketable securities	**(1,362)**	(1,414)	**(11,350)**
Difference between market value and cost of assets and liabilities of consolidated subsidiaries	**(6,318)**	(6,491)	**(52,650)**
Reserve for losses on overseas investments	**(3,005)**	(3,171)	**(25,042)**
Other	**(1,585)**	(1,081)	**(13,208)**
Total deferred tax liabilities	**¥ (15,314)**	¥ (17,004)	**$ (127,617)**
Net deferred tax assets	**¥ 42,627**	¥ 38,442	**$ 355,225**

2. Reconciliation of statutory tax rate and the effective income tax rate for the year ended March 31, 2003 and 2002 was as follows:

2003	
Statutory tax rate	**42.0%**
Increase (Decrease) in taxes resulting from:	
Eliminations of dividends income	**21.2**
Equity gain of non-consolidated subsidiaries and affiliates	**(24.8)**
Adjustment of valuation allowance	**18.9**
Amortization of goodwill	**(10.6)**
Revision of US Tax Law	**(9.1)**
Other	**(2.9)**
Effective income tax rate	**34.7%**

2002	
Statutory tax rate	42.0%
Increase (Decrease) in taxes resulting from:	
Equity gain of non-consolidated subsidiaries and affiliates	(30.5)
Adjustment of valuation allowance	25.4
Amortization of goodwill	(14.1)
Other	5.3
Effective income tax rate	28.1%

Note 9-COMMITMENTS AND CONTINGENT LIABILITIES

The Company Group was contingently liable for trade notes receivable discounted at banks or endorsed to suppliers in the amount of ¥134million ($1,117thousand)at March 31, 2003.

The Company Group guaranteed outstanding indebtedness at March 31, 2003 and 2002, as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Non-consolidated subsidiaries and affiliates	**¥ 33,217**	¥ 33,166	**$ 276,808**
Other companies	**6,171**	7,547	**51,425**
	¥ 39,388	¥ 40,713	**$ 328,233**

Note 10-LEASE

Financing lease transactions whose ownership are not to be transferred were as follows:

	Millions of Yen		
Year ended March 31, 2003	Purchase cost	Accumulated depreciation	Book value
Machinery and equipment	**¥ 34,292**	**¥ 14,255**	**¥ 20,037**
Others	**6,448**	**1,799**	**4,649**
	¥ 40,740	**¥ 16,054**	**¥ 24,686**

	Millions of Yen		
Year ended March 31, 2002	Purchase cost	Accumulated depreciation	Book value
Machinery and equipment	¥ 29,042	¥ 12,643	¥ 16,399
Others	3,836	1,302	2,534
	¥ 32,878	¥ 13,945	¥ 18,933

	Thousands of U.S. Dollars		
Year ended March 31, 2003	Purchase cost	Accumulated depreciation	Book value
Machinery and equipment	**$ 285,767**	**$ 118,792**	**$ 166,975**
Others	**53,733**	**14,991**	**38,742**
	$ 339,500	**$ 133,783**	**$ 205,717**

Lease obligations as of March 31, 2003 and 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Due within one year	**¥ 6,345**	¥ 4,960	**$ 52,875**
Due after one year	**18,341**	13,973	**152,842**
	¥ 24,686	¥ 18,933	**$ 205,717**

Note 11-UNREALIZED GAINS (LOSSES) ON DERIVATIVES

Unrealized gains (losses) on derivatives as of March 31, 2003 and 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Currency-related transactions	¥ **(6)**	¥ (25)	$ **(50)**
Interest rate-related transactions	**(44)**	144	**(367)**
Total-unrealized gains (losses)	¥ **(50)**	¥ 119	$ **(417)**

The amount is presented except for transactions under the hedge accounting at balance sheet date.

Note 12-SEGMENT INFORMATION

The operations of the Company Group for the years ended March 31, 2003 and 2002 were summarized by product group as follows:

	Millions of Yen						
Year ended March 31, 2003	Petroleum (Japan Energy Group)	Non-ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Other (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or Corporate	Consolidated
Sales:							
Outside customers	**¥1,738,809**	**¥301,149**	**¥ 60,829**	**¥ 62,301**	**¥2,163,088**	**¥ —**	**¥2,163,088**
Inter-group	**5,017**	**7,434**	**868**	**7,616**	**20,935**	**(20,935)**	**—**
Total	**1,743,826**	**308,583**	**61,697**	**69,917**	**2,184,023**	**(20,935)**	**2,163,088**
Operating costs and expenses	**1,711,491**	**299,990**	**64,383**	**67,951**	**2,143,815**	**(20,983)**	**2,122,832**
Operating Income	**32,335**	**8,593**	**(2,686)**	**1,966**	**40,208**	**48**	**40,256**
Income before special items	**¥ 24,767**	**¥ 15,385**	**¥ (5,890)**	**¥ 2,624**	**¥ 36,886**	**¥ 82**	**¥ 36,968**
Identifiable assets, depreciation and capital expenditures							
Assets	**¥1,030,101**	**¥336,445**	**¥126,705**	**¥236,604**	**¥1,729,855**	**¥(101,132)**	**¥1,628,723**
Depreciation and amortization	**28,123**	**10,097**	**6,288**	**4,572**	**49,080**	**(118)**	**48,962**
Capital expenditures	**19,860**	**7,921**	**4,276**	**6,259**	**38,316**	**86**	**38,402**

	Millions of Yen						
Year ended March 31, 2002	Petroleum (Japan Energy Group)	Non-ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Other (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or Corporate	Consolidated
Sales:							
Outside customers	¥1,681,431	¥274,093	¥ 60,132	¥ 67,696	¥2,083,352	¥ —	¥2,083,352
Inter-group	3,369	5,886	163	6,708	16,126	(16,126)	—
Total	1,684,800	279,979	60,295	74,404	2,099,478	(16,126)	2,083,352
Operating costs and expenses	1,665,882	271,141	63,580	71,127	2,071,730	(16,126)	2,055,604
Operating Income	18,918	8,838	(3,285)	3,277	27,748	—	27,748
Income before special items	¥ 13,663	¥ 12,425	¥ (4,352)	¥ 3,669	¥ 25,405	¥ —	¥ 25,405
Identifiable assets, depreciation and capital expenditures							
Assets	¥1,082,598	¥340,026	¥130,728	¥228,193	¥1,781,545	¥ (85,662)	¥1,695,883
Depreciation and amortization	30,042	9,604	7,137	4,093	50,876	—	50,876
Capital expenditures	18,987	8,225	11,361	5,229	43,802	—	43,802

Year ended March 31, 2003	Petroleum (Japan Energy Group)	Non-ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Other (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or Corporate	Consolidated
	Thousands of U.S. Dollars						
Sales:							
Outside customers	$14,490,075	$2,509,575	$ 506,908	$ 519,175	$18,025,733	$ —	$18,025,733
Inter-group	41,808	61,950	7,233	63,467	174,458	(174,458)	—
Total	14,531,883	2,571,525	514,141	582,642	18,200,191	(174,458)	18,025,733
Operating costs and expenses	14,262,425	2,499,917	536,525	566,257	17,865,124	(174,858)	17,690,266
Operating Income	269,458	71,608	(22,384)	16,385	335,067	400	335,467
Income before special items	$ 206,392	$ 128,208	$ (49,083)	$ 21,867	$ 307,384	$ 683	$ 308,067
Identifiable assets, depreciation and capital expenditures							
Assets	$ 8,584,175	$2,803,708	$1,055,875	$1,971,700	$14,415,458	$(842,766)	$13,572,692
Depreciation and amortization	234,358	84,142	52,400	38,100	409,000	(983)	408,017
Capital expenditures	165,500	66,008	35,633	52,158	319,299	717	320,016

Note 13-SUBSEQUENT EVENTS

Appropriation of Retained Earnings

On June 25, 2003, the General Shareholders' Meeting of the Company approved the following appropriation of retained earnings:

	Millions of Yen	Thousands of U.S. Dollars
Cash dividends (¥4.0 per share)	¥ 3,392	$ 28,267

ChuoAoyama Audit Corporation

PricewaterhouseCoopers

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

Report of Independent Auditors

To the Board of Directors of
Nippon Mining Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nippon Mining Holdings, Inc. (formerly Japan Energy Corporation) and its subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nippon Mining Holdings, Inc. and its subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan (see Note 1).

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

Tokyo, Japan
June 25, 2003

Corporate Data

Board of Directors & Auditors

(As of June 25, 2003)

Chairman and Representative Director
Akihiko Nomiyama

President and Representative Director
Yasuyuki Shimizu

Managing Directors
Satoshi Uno
Norio Matsushita

Directors
Takeshi Inoue
Toru Kihara
Fumio Ito
Mitsunori Takahagi
Kazuo Oki
Masanori Okada

Auditors
Tsuyoshi Tsuji (full-time)
Sota Kobayashi (full-time)
Chizuru Yamaguchi (full-time)
Takaaki Fuchita

Senior Officers
Kiyonobu Sugiuchi
Yukio Uchida
Nobuyuki Yamaki

[CORPORATE HISTORY]

1905	Fusanosuke Kuhara opens Hitachi Mine
1908	Smelting and refining plants built in Hitachi (now, Nippon Mining & Metals Co., Ltd., Hitachi Works)
1912	Kuhara Mining Co. established to incorporate previous activities
1914	The Company expands into oil field exploration
1916	Saganoseki Smelter and Refinery [now, Nippon Mining & Metals Co., Ltd., Saganoseki Smelter & Refinery (Oita, Japan)]
1928	Incorporation of other companies, Kuhara Mining Co. establishes Nippon Sangyo Co.
1929	Nippon Mining Co. established within NISSAN, a continuation of the reorganization of Kuhara Mining Co.
1939	Oil refining business added with the purchase of Funakawa Oil Refinery (now, JAPAN ENERGY Corporation, Funakawa Works)
1950	Metal fabrication launched at Kawaski Plant (now, Nikko Metal Manufacturing Co., Ltd., Kurami Works, Kawasaki Plant, Kanagawa)
1959	Production of natural gas commences at Nakajo Gas Field [now, JAPAN ENERGY Development Co., Ltd., Nakajo Plant (Niigata, Japan)]
1961	Operation begins at Mizushima Oil Refinery (now, JAPAN ENERGY Corporation, Mizushima Oil Refinery)
1964	Brass mill operation inaugurated at Kurami Works (now, Nikko Metal Manufacturing Co., Ltd., Kurami Works)
1965	Kyodo Oil Co., Ltd. established
1969	Sodegaura Lubricants Plant (now, JAPAN ENERGY Corporation, Sodegaura Plant) begins operation
1979	Chita Oil Co. (formerly Toa Kyoseki) acquired
1983	Business of Chita Oil Co. transferred to Nippon Mining Co.
1992	Nippon Mining & Metals Co., Ltd. established
1992	Nippon Mining and Kyodo Oil merge to create Nikko Kyodo Co., Ltd.
1993	Nikko Kyodo changes its name to Japan Energy Corporation
1998	Nippon Mining & Metals listed on the First Section of the Tokyo Stock Exchange
1999	Kashima Oil Co., Ltd. becomes subsidiary of Japan Energy
1999	Nikko Materials Co., Ltd. established
2002	Nippon Mining Holdings, Inc. established
2003	Nippon Mining & Metals Co., Ltd. separated metal fabrication from metal operations, established Nikko Metal Manufacturing Co., Ltd.

[CORPORATE PROFILE]

(As of March 31, 2003)

Corporate Profile

Corporate Name Nippon Mining Holdings, Inc.

Head Office 2-10-1, Toranomon, Minato-ku, Tokyo, Japan 105-0001

Founded September 27, 2002

Capital ¥40.0 billion

Group Overview

Net Sales ¥2,163.1 billion (Fiscal 2003)

Total Assets ¥1,628.7 billion (Fiscal 2003)

Number of Group Companies
115
(Consolidated subsidiaries and equity method affiliated companies)

Employees (Consolidated)
10,383

Share Information

Number of Shares to Be Issued 848,462,002

Number of Shareholders 117,765

Major Shareholders

Name	Number of Shares Held (Thousands)	Percentage of Total Issued Shares (%)
Fuji Oil Co., Ltd.	51,820	(7.7)
Japan Trustee Services Bank, Ltd. (Held in trust account)	42,085	(6.3)
The Master Trust Bank of Japan, Ltd. (Held in trust account)	41,044	(6.1)
Mizuho Corporate Bank, Ltd.	25,093	(3.7)
UFJ Trust Bank Ltd. (Held in trust account A)	22,507	(3.3)
Teikoku Oil Co., Ltd.	14,477	(2.2)
Sompo Japan Insurance Inc.	13,982	(2.1)
The Chuo Mitsui Trust and Banking Co., Ltd.	11,152	(1.7)
Sumitomo Mitsui Banking Corporation	11,065	(1.6)
Nomura Trust Bank Co., Ltd.	10,068	(1.5)

Note: Other than the above description, a subsidiary of Nippon Mining Holdings, Inc., Japan Energy Corporation (which changed its trade name to JAPAN ENERGY Electronic Materials Inc. on April 1, 2003) owns 168,165,593 shares of Nippon Mining Holdings, Inc. as a major shareholder, but without voting rights.

Group Companies

(As of October 1, 2003)

Petroleum (Japan Energy Group)

	JAPAN ENERGY CORPORATION	100.0%
	JAPAN ENERGY Development Co., Ltd.	100.0%
☆	Abu Dhabi Oil Co., Ltd.	25.6%
☆	United Petroleum Co., Ltd.	35.0%
	Kashima Oil Co., Ltd.	53.5%
	JOMO-NET Sapporo Co., Ltd.	100.0%
	JOMO-NET Tohoku Co., Ltd.	100.0%
	JOMO-NET Kitakanto Co., Ltd.	100.0%
	JOMO-NET Nishitokyo Co., Ltd.	100.0%
	JOMO-NET Higashitokyo Co., Ltd.	100.0%
	JOMO-NET Minamikanto Co., Ltd.	100.0%
	JOMO-NET Tokai Co., Ltd.	100.0%
	JOMO-NET Kyoto Co., Ltd.	100.0%
	JOMO-NET Kansai Co., Ltd.	100.0%
	JOMO-NET Sanyo Co., Ltd.	100.0%
	JOMO-NET Kyushu Co., Ltd.	100.0%
	J-Quest Co., Ltd.	100.0%
	JOMO Retail Service Co., Ltd.	100.0%
	JOMO Sun Energy Co., Ltd.	100.0%
	JAPAN ENERGY (Singapore) PTE. LTD	100.0%
	Nikko Liquefied Gas Co., Ltd.	51.0%
	Kyo-Pro Co., Ltd.	100.0%
	JOMO-Pro Kanto Co., Ltd.	100.0%
	Nikko Petrochemicals Co., Ltd.	100.0%
	Petrocokes, Ltd.	70.0%
	Nissho Shipping Co., Ltd.	72.0%
	Nippon Tanker Co., Ltd.	87.5%
	NICHIYO ENGINEERING Corporation	100.0%
	JOMO Enterprise Co., Ltd.	100.0%
	JOMO Suport System Co., Ltd.	100.0%
	Irvine Scientific Sales Co., Ltd.	100.0%

Resources and Non-ferrous Metals (Nippon Mining & Metals Group)

	Nippon Mining & Metals Co., Ltd.	100.0%
☆	Tatsuta Electric Wire and Cable Co., Ltd.	33.0%
☆	Toho Titanium Co., Ltd.	37.8%
	Toyoha Mines Co., Ltd.	100.0%
	Kasuga Mines Co., Ltd.	100.0%
	Nikko Exploration and Development Co., Ltd.	100.0%
☆	Minera Los Pelambres	25.0%
	ANT Minerals Pty. Ltd.	60.0%
☆	JECO Corporation	20.0%
☆	Japan Escondida Finance Corporation	20.0%
☆	Japan Collahuasi Resources B.V.	30.0%
☆	COFCO Ltd.	30.0%
	Nippon Mining of Netherlands B.V.	100.0%
	Nippon LP Resources B.V.	60.0%
☆	Industrial Finance Ltd.	25.0%
	Pan Pacific Copper Co., Ltd.	66.0%
	Japan Korea Joint Smelting Co., Ltd.	80.0%
☆	LG-Nikko Copper Inc.	46.0%
	Japan Copper Casting Co., Ltd.	55.0%
	Pan Pacific Copper Shanghai Co., Ltd.	100.0%
	Pan Pacific Copper Taiwan Co., Ltd.	100.0%
☆	Changzhou Jinyuan Copper Co., Ltd.	40.0%
☆	Hitachi Wire Rod Co., Ltd.	20.0%
	Nissho Kou-un Co., Ltd.	100.0%
	Circum Pacific Navigation Co., Ltd.	70.0%
	Kurobe Nikko Galva Co., Ltd.	88.8%
☆	Hachinohe Smelting Co., Ltd.	27.8%
☆	Akita Zinc Co., Ltd.	24.0%
	Nikko Environmental Services Co., Ltd.	100.0%
	Nikko Mikkaichi Recycle Co., Ltd.	100.0%
	Tomakomai Chemical Co., Ltd.	100.0%
	Nikko Tsuruga Recycle Co., Ltd.	100.0%
	Kamine Clean Service Co., Ltd.	100.0%
	Nikko Shoji Co., Ltd.	100.0%
	Nippon Marine Co., Ltd.	100.0%
	Nikko Logistics Partners Co., Ltd.	75.0%
	Nikko Polytech Co., Ltd.	60.0%
	Nikko Art & Craft Co., Ltd.	100.0%

Metal Fabrication (Nikko Metal Manufacturing Group)

	Nikko Metal Manufacturing Co., Ltd.	100.0%
	Fuji Electronics Co., Ltd.	91.9%
	Woojin Precision Industry Co., Ltd.	86.7%
	Nippon Precision Technology (Malaysia) Sdn. Bhd.	80.5%
☆	Poongsan-Nikko Tin Plating Corporation	40.0%
	Nikko Shoji Co., Ltd.	100.0%
	Nikko Coil Center Co., Ltd.	100.0%
	Nippon Mining Singapore Pte. Ltd.	100.0%
	Nippon Mining Taiwan Co., Ltd.	100.0%
	Nippon Mining Shanghai Co., Ltd.	100.0%

Electronic Materials (Nikko Materials Group)

	Nikko Materials Co., Ltd.	100.0%
	NIKKO GOULD FOIL (H.K.) LTD.	100.0%
	Shuzou Nikko Materials Co., Ltd.	100.0%
	Nikko Materials Taiwan Co., Ltd.	100.0%
	GNF(PHILLIPINES) Inc.	100.0%
	Nikko Materials Singapore Pte. Ltd.	100.0%
	Nikko Materials USA Inc.	100.0%
	Nikko Materials Europe GmbH	100.0%
	Jada Electronics Ltd.	37.5%
	Nikko Metal Plating Co., Ltd.	100.0%
	Ichinoseki Foil Manufacturing Co., Ltd.	100.0%
	KITAIBARAKI PRECISION CO., LTD.	50.3%
	Kitaibaraki Business Service Co., Ltd.	100.0%

Others (Independent Operating Companies and Functional Support Companies)

	am/pm JAPAN Co., Ltd.	87.8%
	Central Computer Services Co., Ltd.	95.5%
	Automax Co., Ltd.	100.0%
	Nippon Mining Finance Co., Ltd.	100.0%
	Nippon Mining Research & Technology Co., Ltd.	100.0%
	Nippon Mining Business Support Co., Ltd.	100.0%
	Nippon Mining Ecomanagement, Inc.	100.0%
	Japan Energy Insurance Services Co., Ltd.	100.0%
☆	Maruwn Corporation	49.9%

☆ Equity-method Affiliated Company

% Including indirect investment percentage

Global Network

The majority of the businesses owned by the Nippon Mining Holdings Group are active on the global stage. In fact, almost all of the crude oil and copper ore, which serve as raw materials for our core businesses are procured from overseas. The Nippon Mining Group actively pursues a global strategy for the development of these resources. Also, we expect a huge growth in production and sales, in anticipation of which we have been vigorously shifting our production overseas and establishing sales bases in overseas areas where our customers are located. The group is promoting alliances throughout the world with companies of excellent standing and building a solid business foundation.

Related Business/Overseas



Petroleum
(Japan Energy Group)

1. JAPAN ENERGY (U.K.) Ltd.
2. Abu Dhabi Oil Co., Ltd.
3. United Petroleum Development Co., Ltd.
4. JAPAN ENERGY CORPORATION Beijing Office
5. NMC Pearl River Mouth Oil Development Co., Ltd.
6. SHANXI JAPAN ENERGY LUBRICANTS CO., LTD.
7. JAPAN ENERGY (SINGAPORE) PTE. LTD.
8. Southern Highlands Petroleum Co., Ltd.
9. Japan Energy Oceania Pty., Ltd.
10. Irvine Scientific Sales Co., Ltd.

Non-ferrous Metals
(Nippon Mining & Metals Group)

1. Changzhou Jinyuan Copper Co., Ltd.
2. Nippon Mining & Metals Co., Ltd. Shanghai Office
3. LG-Nikko Copper Inc.
4. Nippon Mining & Metals Co., Ltd. Australia Office
5. ANT Minerals Pty. Ltd.
6. McArthur River Mine
7. Collahuasi Mine
8. Escondida Mine
9. Los Pelambres Mine
10. Nippon Mining & Metals Co., Ltd. Chile Office

Electronic Materials
(Nikko Materials Group)

1. Nikko Materials Europe GmbH
2. Nikko Gould Foil (H.K.) Ltd.
3. GNF (Philippines) Inc.
4. Nikko Materials (Taiwan) Co., Ltd.

5, 6, 7. Nikko Materials U.S.A. Inc.

8. Shuzou Nikko Materials Co., Ltd.
9. Jada Electronics Ltd.
10. Jada Electronics Shanghai Office
11. Nikko Materials Singapore Pte. Ltd.

Metal Fabrication
(Nikko Metal Manufacturing Group)

1. Fuji Electronics Dongguan Co., Ltd.
2. Woojin Precision Industry Co., Ltd.
3. Nippon Precision Technology (Malaysia) Sdn. Bhd.
4. Poongsan-Nikko Tin Plating Corporation
5. Nippon Mining Singapore Pte. Ltd.
6. Nippon Mining Taiwan Co., Ltd.
7. Nippon Mining Shanghai Co., Ltd.

NIPPON MINING HOLDINGS, INC.

2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001 Japan
TEL:03-5573-5123
http://www.shinnikko-hd.co.jp

This Annual Report is printed on 100% recycled paper.
Printed in Japan

Exhibit cc

Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31,2004

NIPPON MINING HOLDINGS, INC. (http://www.shinnikko-hd.co.jp/)

Code No.	: 5016
Stock Listings	: Tokyo, Osaka, Nagoya
Address of head office	: 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to	: IR and Public Relations Department Telephone number : (03) 5573 - 5118

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Matters concerning preparence of the Financial Statements

(1) The scope of consolidation and application of the equity method has changed.(a newly consolidated subsidiary)

Consolidated subsidiaries	98	(Japan Energy Corp., Nippon Mining & Metals Co.,Ltd., Nikko Materials Co.,Ltd., etc.)
Non-consolidated subsidiary accounted for by equity method	1	(N.K.Curex Co.,Ltd.)
Affiliated companies accounted for by equity method	20	(LG-Nikko Copper Inc., Minera Los Pelambres etc.)
Consolidation (newly included)	3	
Equity method (newly included)	2	

(2)Quarterly figures are unaudited.

2. Consolidated financial results for the three months period of Fiscal Year 2003 (From April 1, 2003 to June 30, 2003)

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	%	millions of yen	%	millions of yen	%
Three months ended June 30,2003	516,053	–	10,907	–	10,963	–
Reference) Fiscal Year ended March 31, 2003	2,163,088		40,256		36,968	

	Net Income		Primary EPS		Fully diluted EPS	
	millions of yen	%	yen	sen	yen	sen
Three months ended June 30,2003	2,489	–	3	67	–	–
Reference) Fiscal Year ended March 31, 2003	3,652		5	89	–	–

Note: 1. Average number of shares issued (consolidated)   678,945,503 shares (the previous fiscal year 611,027,210 shares)

2. As the first quarter ended June 30, 2003 is the first fiscal year to prepare the quarterly consolidated financial statements, the quarterly consolidated financial statements of the first quarter ended June 30, 2003 cannot be compared with the statements of the first quarter ended June 30,2002.The figures of the year ended March 31,2003 are shown for reference.

(2) Financial position

	Total Assets	Total Shareholders' Equity
	millions of yen	millions of yen
As of June 30, 2003	1,573,989	207,368
Reference) As of March 31,2003	1,628,723	204,946

	Net Worth Ratio	Shareholders' Equity Per Share	
	%	yen	sen
As of June 30, 2003	13.2	305	43
Reference) As of March 31,2003	12.6	301	78

Note: Number of shares issued at end of first quarter (consolidated)   678,940,352 shares (the previous fiscal year 678,956,166 shares)

3. Consolidated projections for the six months ending September 30, 2003 and the year ending Mach 31, 2004

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the six months ending September 30, 2003	1,060,000	16,000	(2,500)
For the fiscal year ending March 31, 2004	2,155,000	42,000	7,000

(information purpose) Projection of Earnings Per Share   10 yen 31 sen

This projection is based on information available as of August 2003.
The information is subject to change due to changes in the business environment.

【Non-consolidated Basis】

1. Parent co.'s operating results for the three months period of Fiscal Year 2003(From April 1, 2003 to June 30, 2003)

Operating results

	Sales		Operating Income		Income before special items		Net Income	
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%
Three months ended June 30, 2003	592	-	56	-	32	-	13	-
Reference) Fiscal Year ended March 31, 2003	4,938		3,991		3,591		3,612	

2. Parent co.'s projection for the six months ending September 30, 2003 and the year ending Mach 31, 2004

	Sales	Income before special items	Net Income	Cash dividends per share	
	millions of yen	millions of yen	millions of yen	yen	sen
For the six months ending September 30, 2003	1,200	#	0	—	—
For the year ending March 31, 2004	6,500	3,500	3,500	5	00

(information purpose) Projection of Earnings Per Share 5 yen 15 sen

This projection is based on information available as of August 2003.
The information is subject to change due to changes in the business environment.

Consolidated Balance Sheet (Unaudited)

Account title	First quarter of fiscal year 2003 (As of June 30, 2003)		Fiscal 2002 (As of March 31, 2003)		Increase (Decrease)
	millions of yen	%	millions of yen	%	
Assets	1,573,989	100.0	1,628,723	100.0	(54,734)
Current assets	*560,652*	*35.6*	*596,082*	*36.6*	(35,430)
Cash and time deposits	50,914		66,193		(15,279)
Notes and accounts receivable, trade	207,388		233,226		(25,838)
Inventories	244,668		223,240		21,428
Other current assets	57,682		73,423		(15,741)
Fixed assets	*1,013,337*	*64.4*	*1,032,641*	*63.4*	(19,304)
Property, plant and equipment	646,104		650,831		(4,727)
Intangible assets	98,288		98,173		115
Investments and other long-term assets	268,945		283,637		(14,692)
Total assets	*1,573,989*	*100.0*	*1,628,723*	*100.0*	(54,734)
Liabilities	1,328,703	84.4	1,386,194	85.1	(57,491)
Current liabilities	*767,553*	*48.8*	*789,711*	*48.5*	(22,158)
Notes and accounts payable, trade	176,065		194,079		(18,014)
Short-term borrowing	426,074		427,834		(1,760)
Current portion of bonds	1,000		-		1,000
Other current liabilities	164,414		167,798		(3,384)
Long-term liabilities	*561,150*	*35.6*	*596,483*	*36.6*	(35,333)
Bonds	56,400		57,400		(1,000)
Long-term debt	379,271		391,149		(11,878)
Other long-term liabilities	125,479		147,934		(22,455)
Minority interest in consolidated subsidiaries	37,918	2.4	37,583	2.3	335
Shareholders' Equity	207,368	13.2	204,946	12.6	2,422
Common stock	*40,000*	2.5	*40,000*	2.5	-
Capital surplus	*149,307*	*9.5*	*149,307*	*9.2*	-
Retained earnings	*28,361*	*1.8*	*(21,406)*	*(1.3)*	49,767
Surplus from land revaluation	*1,658*	*0.1*	*51,413*	*3.1*	(49,755)
Unrealized gain on marketable securities	*6,266*	*0.4*	*3,467*	*0.2*	2,799
Accumulated translation adjustment	*745*	*0.1*	*1,131*	*0.1*	(386)
Treasury stock, at cost	*(18,969)*	*(1.2)*	*(18,966)*	*(1.2)*	(3)
Total liabilities , minority interest in consolidated subsidiaries and shareholders' equity	*1,573,989*	*100.0*	*1,628,723*	*100.0*	(54,734)

Consolidated Statements of Income (Unaudited)

Account title	For the three months ended June 30,2003		Fiscal 2002 (from April 1, 2002 to March 31, 2003)	
	millions of yen	%	millions of yen	%
Operating income				
Net sales	516,053	100.0	2,163,088	100.0
Cost of sales	458,492	88.9	1,928,839	89.1
Selling, general and administrative expenses	46,654	9.0	193,993	9.0
Operating Income	*10,907*	*2.1*	*40,256*	*1.9*
Other income (loss)				
Interest and dividends income	788		3,717	
Amortization of negative goodwill	1,142		4,154	
Equity in gain of non-consolidated subsidiary and affiliates	1,999		7,922	
Interest expenses	(3,679)		(16,690)	
Other, net	(194)		(2,391)	
Other income (loss)	*56*	*0.0*	*(3,288)*	*(0.2)*
Income before special items	*10,963*	*2.1*	*36,968*	*1.7*
Special profit (loss)				
Gain on sales of fixed assets	90		1,592	
Gain on sales of securities	-		837	
Gain on sales of investment in consolidated subsidiaries	-		3,857	
Gain on sales of pharmaceutical business divisions	-		1,102	
Gain on transfer of substitutional portion of pension plan	-		1,912	
Loss on disposals of fixed assets	(734)		(7,604)	
Loss on write-down of investments in securities	(603)		(13,831)	
Loss on structural reform measures related	(3,506)		(10,340)	
Other, net	(221)		(1,059)	
Special profit (loss)	*(4,974)*	*(0.9)*	*(23,534)*	*(1.1)*
Income before income taxes	*5,989*	*1.2*	*13,434*	*0.6*
Income taxes	3,386	*0.7*	8,721	*0.4*
Deferred income tax	(438)	*(0.1)*	(4,065)	*(0.2)*
Minority interest in net earnings of consolidated subsidiaries	(552)	*(0.1)*	(5,126)	*(0.2)*
Net income	*2,489*	*0.5*	*3,652*	*0.2*

Consolidated Statement of Retained Earnings (Unaudited)

(millions of yen)

Account Title	For the three months ended June 30,2003	Fiscal 2002 (from April 1, 2002 to March 31, 2003)
Capital Surplus:		
Balance at beginning of year	149,307	47,021
Increase in capital surplus	-	102,286
Increase arising from stock transfer	-	102,286
Balance at end of year	149,307	149,307
Retained Earnings:		
Balance at beginning of year	(21,406)	(19,826)
Increase in retained earnings	53,220	5,262
Net income	2,489	3,652
Increase arising from change of consolidated subsidiaries	-	638
Increase arising from change of affiliates accounted for by equity method	1,013	361
Reclassification with surplus from land revaluation	49,718	611
Decrease in retained earnings	3,453	6,842
Cash dividends paid	2,720	3,341
Stock transfer peyments	-	2,714
Bonuses to directors	54	59
Decrease arising from change of consolidated subsidiaries	679	173
Decrease arising from change of affiliates accounted for by equity method	-	555
Balance at end of year	28,361	(21,406)

Segment Information (Unaudited)

Segment Information summarized by product group

For the three months ended June 30, 2003 (from April 1, 2003 to June 30, 2003) (millions of yen)

	Petroleum (Japan Energy Group)	Non-ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Other Operations (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or corporate	Consolidated
Sales and operating income							
(1) Outside customers	413,612	73,308	15,562	13,571	516,053	-	516,053
(2) Inter-group	1,079	2,054	627	2,340	6,100	(6,100)	-
Total	414,691	75,362	16,189	15,911	522,153	(6,100)	516,053
Operating costs and expenses	403,945	73,486	16,133	17,767	511,331	(6,185)	505,146
Operating Income	10,746	1,876	56	(1,856)	10,822	85	10,907
Income before special items	10,229	2,842	(572)	(1,814)	10,685	278	10,963

For the year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) (millions of yen)

	Petroleum (Japan Energy Group)	Non-ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Other Operations (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or corporate	Consolidated
Sales and operating income							
(1) Outside customers	1,738,809	301,149	60,829	62,301	2,163,088	-	2,163,088
(2) Inter-group	5,017	7,434	868	7,616	20,935	(20,935)	-
Total	1,743,826	308,583	61,697	69,917	2,184,023	(20,935)	2,163,088
Operating costs and expenses	1,711,491	299,990	64,383	67,951	2,143,815	(20,983)	2,122,832
Operating Income	32,335	8,593	(2,686)	1,966	40,208	48	40,256
Income before special items	24,767	15,385	(5,890)	2,624	36,886	82	36,968

Note 1. Product group categorized above is mainly adopted under internal control purpose

Note 2. Main products for each group are the following;

Petroleum	: gasoline, naphtha, kerosene, gas oil, heavy fuel oil, liquefied petroleum gas, petrochemicals, lubricating oil marine transportation(petroleum), engineering, etc.
Non-ferrous Metals	: copper, gold, silver, zinc, sulfuric acid, fabricated metal products, marine transportation(non-ferrous metals), etc.
Electronic Materials	: copper foils, sputtering targets, compound semiconductor materials
Other Operations	: convenience store, rental and leased car business, information service, finance, etc.

Exhibit dd

November 12,2003

Consolidated Interim Summary Report for the year ending March 31, 2004

NIPPON MINING HOLDINGS, INC (URL:http://www.shinnikko-hd.co.jp)

Code No. :5016
Stock Listings :Tokyo, Osaka , Nagoya
Address of head office :10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to : IR and Public Relations Department Telephone number : (03) 5573 - 5118
Date of Interim Board of Directors : November 12, 2003
This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Operating results for the six-months ended September 30, 2003 (the period from April 1, 2003 to September 30, 2003)
*Since Nippon Mining-Holdings,Inc.was jointly established by Japan Energy Corporation and its consolidated subsidiary Nippon Mining & Metals Co., Ltd. by way of share transfer on Sep.27, 2002, consolidated financial result of Japan Energy Corp. for the six-months ended Sep.30,2002 is presented for comparison.

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	%(*)	millions of yen	%(*)	millions of yen	%(*)
For the six-months ended September 30, 2003	1,052,365	[4.1]	18,500	[52.0]	19,344	[70.9]
For the six-months ended September 30, 2002	1,010,693		12,174		11,316	
For the year ended March 31,2003	2,163,088		40,256		36,968	

	Net Income		Primary EPS	Fully diluted EPS
	millions of yen	%(*)	yen sen	yen sen
For the six-months ended September 30, 2003	4,153	[83.4]	6 12	- -
For the six-months ended September 30, 2002	2,265		2 09	- -
For the year ended March 31,2003	3,652		5 89	- -

Note: 1.Equity in earnings of non-consolidated subsidiaries and affiliates
For the six-months ended September 30, 2003 : 5,922 millions of yen, For the six-months ended September 30, 2002 : 4,510 millions of yen,
For the year ended March 31,2003 : 7,922 millions of yen
2.Average number of shares issued(consolidated)
For the six-months ended September 30, 2003 : 678,941,023 shares, For the six-months ended September 30, 2002 : 1,085,968,882 shares,
For the year ended March 31,2003 : 611,027,210 shares
3.Change of accounting method : None
* This represents a percentage of an increase or a decrease from the previous interim period.

(2) Financial position

	Total Assets	Total Shareholders' Equity
	millions of yen	millions of yen
As of September 30, 2003	1,586,402	222,659
As of September 30, 2002	1,610,756	174,809
As of March 31,2003	1,628,723	204,946

	Net Worth Ratio	Shareholders' Equity Per Share
	%	yen sen
As of September 30, 2003	14.0	327 95
As of September 30, 2002	10.9	161 01
As of March 31,2003	12.6	301 78

Note: Number of shares issued at end of period(consolidated)
For the six-months ended September 30, 2003 : 678,934,066 shares, For the six-months ended September 30, 2002 : 1,085,711,569 shares,
For the year ended March 31,2003 : 678,956,166 shares

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
For the six-months ended September 30, 2003	9,926	2,743
For the six-months ended September 30, 2002	(22,381)	(15,516)
For the year ended March 31,2003	14,344	(15,698)

	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen
For the six-months ended September 30, 2003	(19,606)	70,507
For the six-months ended September 30, 2002	(9,963)	47,607
For the year ended March 31,2003	(17,568)	76,294

(4) Consolidation group

Consolidated subsidiaries	97	(Japan Energy Corp., Nippon Mining & Metals Co.,Ltd.,Nikko Materials Co.,Ltd., etc.)
Non-consolidated subsidiaries accounted for by equity method	1	(N.K.Curex Co.,Ltd.)
Affiliated companies accounted for by equity method	19	(LG-Nikko Copper Inc., Minera Los Pelambres., etc.)

(5) Change of reporting entities and the equity method

Consolidation (newly included)	6	(Japan Energy Corp., Fuji Electronics Dongguan Co.,Ltd. Nikko Materials U.S.A. Inc., etc.)
(excluded)	4	(Japan energy (Bermuda)Co.,Ltd., JAPAREN Co., Ltd., Daido Oil and Gas Co.,Ltd., etc.)
Equity method (newly included)	2	(NMC Pearl River Mouth Oil Development Co.,Ltd. Southern Highlands Petroleum Co.,Ltd.)
(excluded)	1	(AMIS Holdings Inc.)

2. Projection of operating results for the fiscal year ending March 31, 2004 (the period from April 1, 2003 to March 31, 2004)

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the year ending March 31, 2004	2,170,000	44,000	12,000

(information purpose) Projection of Earnings Per Share 17 yen 67 sen
*This projection is based on information available as of May 2003. The information is subject to change due to changes in the business environment.

Consolidated Balance Sheet

Account Title	Fiscal 2003(interim) (As of September 30, 2003)		Fiscal 2002 (As of March 31,2003)		Increase (Decrease)	Fiscal 2002(interim) (As of September 30,2002)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Assets	**1,586,402**	**100.0**	**1,628,723**	**100.0**	**(42,321)**	**1,610,756**	**100.0**
Current Assets	*581,383*	*36.6*	*596,082*	*36.6*	*(14,699)*	*550,500*	*34.2*
Cash and time deposits	70,818		66,193		4,625	47,079	
Notes and accounts receivable	205,885		233,226		(27,341)	201,162	
Securities	626		1,262		(636)	3,661	
Inventories	229,497		223,240		6,257	236,366	
Other current assets	76,212		74,286		1,926	63,830	
Allowance for doubtful accounts	(1,655)		(2,125)		470	(1,598)	
Fixed Assets	*1,005,019*	*63.4*	*1,032,641*	*63.4*	*(27,622)*	*1,060,256*	*65.8*
Property, plant and equipment	629,917		650,831		(20,914)	652,541	
Buildings and structures	170,594		172,561		(1,967)	175,629	
Machinery and equipment	125,835		136,132		(10,297)	141,812	
Land	310,867		311,589		(722)	305,574	
Other	22,621		30,549		(7,928)	29,526	
Intangible assets	84,903		98,173		(13,270)	100,610	
Investments and other long-term assets	290,199		283,637		6,562	307,105	
Investments in securities	177,694		148,004		29,690	164,030	
Other	115,397		138,502		(23,105)	146,519	
Allowance for doubtful accounts	(2,892)		(2,869)		(23)	(3,444)	
Total Assets	*1,586,402*	*100.0*	*1,628,723*	*100.0*	*(42,321)*	*1,610,756*	*100.0*
Liabilities	**1,324,410**	**83.5**	**1,386,194**	**85.1**	**(61,784)**	**1,368,011**	**84.9**
Current Liabilities	*750,712*	*47.3*	*789,711*	*48.5*	*(38,999)*	*736,842*	*45.7*
Notes and accounts payable	182,686		194,079		(11,393)	172,963	
Short-term borrowing	405,892		427,834		(21,942)	392,528	
Current portion of bonds	1,000		-		1,000	6,500	
Accounts payable, other	96,571		97,675		(1,104)	99,042	
Other current liabilities	64,563		70,123		(5,560)	65,809	
Long-term Liabilities	*573,698*	*36.2*	*596,483*	*36.6*	*(22,785)*	*631,169*	*39.2*
Bonds	56,400		57,400		(1,000)	57,400	
Long-term debt	390,137		391,149		(1,012)	425,764	
Deferred tax liabilities related to land revaluation	-		34,072		(34,072)	34,861	
Accrued retirement benefits	61,435		61,517		(82)	58,395	
Allowance for periodic repair works	14,318		13,453		865	12,640	
Other long-term liabilities	51,408		38,892		12,516	42,109	
Minority Interest in Consolidated Subsidiaries	**39,333**	**2.5**	**37,583**	**2.3**	**1,750**	**67,936**	**4.2**
Shareholders' Equity	**222,659**	**14.0**	**204,946**	**12.6**	**17,713**	**174,809**	**10.9**
Common Stock	*40,000*	*2.5*	*40,000*	*2.5*	-	*87,583*	*5.4*
Capital surplus	*149,307*	*9.4*	*149,307*	*9.2*	-	*47,021*	*2.9*
Retained earnings	*30,487*	*1.9*	*(21,406)*	*(1.3)*	*51,893*	*(20,051)*	*(1.2)*
Surplus from land revaluation	*1,658*	*0.1*	*51,413*	*3.1*	*(49,755)*	*58,251*	*3.6*
Unrealized gain on marketable securities	*21,544*	*1.4*	*3,467*	*0.2*	*18,077*	*2,698*	*0.2*
Translation adjustment	*(1,366)*	*(0.1)*	*1,131*	*0.1*	*(2,497)*	*911*	*0.1*
Treasury stock, at cost	*(18,971)*	*(1.2)*	*(18,966)*	*(1.2)*	*(5)*	*(1,604)*	*(0.1)*
Total liabilities , minority interest in consolidated subsidiaries and shareholders' equity	*1,586,402*	*100.0*	*1,628,723*	*100.0*	*(42,321)*	*1,610,756*	*100.0*

Consolidated Statements of Income

Account Title	Fiscal 2003(interim) (from April 1, 2003 to September 30, 2003)		Fiscal 2002(interim) (from April 1, 2002 to September 30, 2002)		Increase (Decrease)	Fiscal 2002 (from April 1,2002 to March 31,2003)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Operating Income(Loss)							
Net Sales	1,052,365	100.0	1,010,693	100.0	41,672	2,163,088	100.0
Cost of Sales	939,572	89.3	902,613	89.3	36,959	1,928,839	89.2
Selling, General and Administrative Expenses	94,293	8.9	95,906	9.5	(1,613)	193,993	8.9
Operating Income	*18,500*	1.8	*12,174*	1.2	*6,326*	*40,256*	1.9
Other Income(Loss)							
Interest and dividends income	1,810		2,128		(318)	3,717	
Amortization of negative goodwill	2,284		1,850		434	4,154	
Equity in earnings of non-consolidated subsidiaries and affiliates	5,922		4,510		1,412	7,922	
Interest expenses	(7,802)		(8,610)		808	(16,690)	
Other,net	(1,370)		(736)		(634)	(2,391)	
Other loss	844	0.0	(858)	(0.1)	1,702	(3,288)	(0.2)
Income before special items	*19,344*	1.8	*11,316*	1.1	*8,028*	*36,968*	1.7
Special Profit (Loss)							
Gain on sales of fixed assets	—		—		—	1,592	
Gain on maturities of investments in securities	8,454		—		8,454	—	
Gain on sales of investments in securities	586		261		325	837	
Gain on sales of investments in consolidated subsidiaries	—		—		—	3,857	
Gain on sales of pharmaceutical business divisions	—		1,102		(1,102)	1,102	
Gain on return of substituted portion of employee pension fund	—		—		—	1,912	
Loss on disposals of fixed assets	(3,788)		(3,141)		(647)	7,604	
Loss on write-down of investments in securities	(814)		(1,963)		1,149	13,831	
Loss on structural reform measures related	(24,488)		—		(24,488)	(10,340)	
Other,net	(940)		(50)		(890)	(1,059)	
Special loss	*(20,990)*	(2.0)	*(3,791)*	(0.4)	*(17,199)*	*(23,534)*	(1.1)
Income before income taxes	*(1,646)*	(0.2)	*7,525*	0.7	*(9,171)*	*13,434*	0.6
Income taxes	6,979	0.6	2,818	0.2	4,161	8,721	0.4
Deferred income tax	(14,641)	(1.4)	(1,223)	(0.1)	(13,418)	(4,065)	(0.2)
Minority interest in net earnings of consolidated subsidiaries	(1,863)	(0.2)	(3,665)	(0.4)	1,802	(5,126)	(0.2)
Net income	*4,153*	0.4	*2,265*	0.2	*1,888*	*3,652*	0.2

Consolidated Statement of Retained Earnings

(millions of yen)

Account Title	Fiscal 2003(interim) (from April 1, 2003 to September 30, 2003)	Fiscal 2002(interim) (from April 1, 2002 to September 30, 2002)	Fiscal 2002 (from April 1, 2002 to March 31, 2003)
Capital Surplus:			
Balance at beginning of year	149,307	47,021	47,021
Increase in capital surplus	—	—	102,286
Increase arising from share transfer	—	—	102,286
Balance at end of year (period)	149,307	47,021	149,307
Retained Earnings:			
Balance at beginning of year	(21,406)	(19,826)	(19,826)
Increase in retained earnings	55,346	3,583	5,262
Net income	4,153	2,265	3,652
Increase arising from change of consolidated subsidiaries	35	475	638
Increase arising from change of affiliates accounted for by equity method	1,440	361	361
Reclassification with surplus from land revaluation	* 49,718	482	611
Decrease in retained earnings	3,453	3,808	6,842
Cash dividends paid	2,720	3,341	3,341
Share transfer delivery consideration	—	—	2,714
Bonuses to directors	54	59	59
Decrease arising from change of consolidated subsidiaries	679	158	173
Decrease arising from change of affiliates accounted for by equity method	—	250	555
Balance at end of year (period)	30,487	(20,051)	(21,406)

*The contents are as follows.

This resulted from the establishement of Japan Energy corporation (a split-off of the petroleum business from the former Japan Energy Corporation.)

Consolidated Statement of Cash Flows

Account title	Fiscal 2003(interim) (from April 1, 2003 to September 30, 2003) millions of yen	Fiscal 2002(interim) (from April 1, 2002 to September 30, 2002) millions of yen	Fiscal 2002 (from April 1, 2002 to March 31, 2003) millions of yen
Cash flows from operating activities			
Income before income taxes	(1,646)	7,525	13,434
Depreciation and amortization	23,964	24,192	48,962
Amortization of negative goodwill	(1,918)	(1,479)	(3,375)
Interest and dividends income	(1,810)	(2,128)	(3,717)
Interest expenses	7,802	8,610	16,690
Equity in earnings of non-consolidated subsidiaries and affiliates	(5,922)	(4,510)	(7,922)
Gain on maturities of investments in securities	(8,454)	—	—
Gain on sales of investments in securities	(586)	(261)	(837)
Gain on sales of investments in consolidated subsidiaries	—	—	(3,857)
Loss on write-down of investments in securities	814	1,963	13,831
Loss on disposals of property, plant and equipment	3,788	3,141	7,604
Loss on structural reform measures related	24,488	—	10,340
Decrease (increase) in trade receivables	24,010	24,616	(8,089)
Decrease (increase) in inventories	(13,914)	(12,560)	556
Decrease (increase) in prepaid expenses	(2,830)	(1,655)	1,005
Decrease in trade payables	(17,516)	(60,900)	(46,951)
Other	(5,033)	314	(6,621)
Subtotal	25,237	(13,132)	31,053
Interest and dividends received	1,769	2,742	8,303
Interest paid	(7,760)	(8,470)	(16,769)
Payment for special retirement benefits	(2,519)	—	(1,071)
Income taxes paid	(6,801)	(3,521)	(7,172)
Net cash provided by (used in) operating activities	9,926	(22,381)	14,344
Cash flows from investing activities			
Payments for acquisition of securities	(80)	(280)	(1,387)
Proceeds from maturities or sales of securities	1,054	2,088	4,568
Payments for acquisition of property,plant and equipment	(12,722)	(13,031)	(33,542)
Proceeds from sales of property,plant and equipment	2,253	2,281	8,767
Payments for acquisition of intangible fixed assets	(2,460)	(1,888)	(2,541)
Payments for long-term prepaid expenses	(838)	(2,863)	(3,300)
Payments for acquisition of investments in securities	(465)	(1,689)	(10,370)
Proceeds from maturities or sales of investments in securities	13,548	702	6,089
Proceeds from sales of investments in consolidated subsidiaries	—	—	4,050
Decrease (increase) in short-term loans	533	(1,114)	4,451
Payments for lending of long-term loans	(1,140)	(1,790)	(1,000)
Collection of long-term loans	4,710	3,053	6,414
Other	(1,650)	(985)	2,103
Net cash used in investing activities	2,743	(15,516)	(15,698)
Cash flows from financing activities			
Increase in short-term borrowing	30,512	24,056	32,395
Proceeds from long-term debt	65,116	44,238	109,068
Payments for repayment on long-term debt	(111,816)	(54,368)	(125,949)
Payments for redemption of bond	—	(19,860)	(26,360)
Cash dividends paid	(2,720)	(3,341)	(3,341)
Share transfer delivery consideration	—	—	(2,714)
Other	(698)	(688)	(667)
Net cash used in financing activities	(19,606)	(9,963)	(17,568)
Effect of exchange rate changes on cash and cash equivalents	67	(1,132)	(1,411)
Net decrease in cash and cash equivalents	(6,870)	(48,992)	(20,333)
Cash and cash equivalents at beginning of period	76,294	91,409	91,409
Increase due to subsidiaries newly included consolidation	1,083	5,190	5,218
Cash and cash equivalents at end of period	70,507	47,607	76,294

Segment Information

1. Segment Information summarized by product group

For the six-months ended September 30, 2003 (from April 1, 2003 to September 30, 2003) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	828,675	136,136	35,796	19,507	32,251	1,052,365	-	1,052,365
(2) Inter-group	2,114	7,027	1,347	2,695	4,464	17,647	(17,647)	-
Total	830,789	143,163	37,143	22,202	36,715	1,070,012	(17,647)	1,052,365
Operating costs and expenses	815,393	142,043	38,429	19,426	36,301	1,051,592	(17,727)	1,033,865
Operating Income	15,396	1,120	(1,286)	2,776	414	18,420	80	18,500
Income before special items	14,555	5,112	(3,547)	2,707	62	18,889	455	19,344

For the six-months ended September 30, 2002 (from April 1, 2002 to September 30, 2002) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	802,772	125,100	30,055	21,560	31,206	1,010,693	-	1,010,693
(2) Inter-group	2,033	6,631	635	1,667	3,059	14,025	(14,025)	-
Total	804,805	131,731	30,690	23,227	34,265	1,024,718	(14,025)	1,010,693
Operating costs and expenses	797,512	130,294	32,073	19,926	32,739	1,012,544	(14,025)	998,519
Operating Income	7,293	1,437	(1,383)	3,301	1,526	12,174	-	12,174
Income before special items	3,430	5,754	(2,666)	3,059	1,739	11,316	-	11,316

For the year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,738,809	259,744	60,829	41,405	62,301	2,163,088	-	2,163,088
(2) Inter-group	5,017	12,600	868	3,797	7,616	29,898	(29,898)	-
Total	1,743,826	272,344	61,697	45,202	69,917	2,192,986	(29,898)	2,163,088
Operating costs and expenses	1,711,491	269,795	64,383	39,158	67,951	2,152,778	(29,946)	2,122,832
Operating Income	32,335	2,549	(2,686)	6,044	1,966	40,208	48	40,256
Income before special items	24,767	9,755	(5,890)	5,630	2,624	36,886	82	36,968

Note1.Product group categorized above is mainly adopted under internal control purpose.
In October 2003,the metal fabrication buisiness of Nippon Mining & Metals Co., was split off and transferred to newly established Nikko Metal Manufacturing Co.,Ltd. As a result of this measure, the Nippon Mining Holdings Group was reorganized into four core business systems: petroleum (Japan Energy Group), resources and non-ferrous metals (Nippon Mining & Metals Group), electronic materials (Nikko Materials Group), and metal fabrication (Nikko Metal Manufacturing Group). The figures for the six-months ended September 30, 2002 and for the year ended March 31,2003 have been reclassified to conform with the presentation for six-months ended September 30, 2003.

Note 2. Main products for each group are the following;

Petroleum	: gasoline, naphtha, kerosene, gas oil, heavy fuel oil, liquefied petroleum gas, petrochemicals, lubricating oil, marine transportation(petroleum), engineering, etc.
Resources and Non-ferrous Metals	: resource development,copper, gold, silver, zinc, sulfuric acid,marine transportation(non-ferrous metals), etc.
Electronic Materials	: copper foils, sputtering targets, compound semiconductor materials, etc
Metal Fabrication	: Wrought copper and copper alloy products, Special steel products, Precision products, etc
Other Operations	: convenience store, rental and leased car business, information service

2. Segment information summarized by region

For the six-months ended September 30, 2003 and 2002, and the year ended March 31, 2003, operations in Japan have over 90 % share of total sales and assets of whole segment.

3. Overseas sales

For the six-months ended September 30, 2003 and 2002, and the year ended March 31, 2003, overseas sales has less than 10% share of consolidated sales.

Interim Financial Results FY2003

I Interim Results FY2003

1. Operating Results(consolidated)
2. Information by Segments
   - <1> Petroleum (Japan Energy Group)
   - <2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)
   - <3> Electronic Materials (Nikko Materials Group)
   - <4> Metal Fabrication (Nikko Metal Manufacturing Group)
   - <5> Others

II Annual Forecasts FY2003

1. Comparison with FY2002
2. Information by Segments
   - <1> Petroleum (Japan Energy Group)
   - <2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)
   - <3> Electronic Materials (Nikko Materials Group)
   - <4> Metal Fabrication (Nikko Metal Manufacturing Group)
   - <5> Others

III Balance Sheet, Cash Flows etc.

1. Consolidated Balance Sheet
2. Consolidated Cash Flows
3. Dividends
4. Interest-bearing Debt
5. Debt to Equity Ratio
6. Capital Expenditure and Depreciation
7. Number of Employees

Nippon Mining Holdings, INC.

November 12, 2003

※Consolidated financial result of Japan Energy Corporation for the previous year (FY2002) is presented for comparison.
※Statements which are not an historical fact are future projections made based on certain assumptions and our management's judgment drawn from currently available information. Please note that actual performance may vary significantly from any particular projection, due to various factors.

I Interim Results FY2002

1. Operating Results(consolidated)

(Billions of Yen)

	FY2003 1H	FY2002 1H	Differences
Net Sales	1052.4	1010.7	(○)41.7
Operating Income (Loss)	18.5	12.2	(○) 6.3
Other Income (Expenses)	0.8	△ 0.9	(○) 1.7
Ordinary Income (Loss)	19.3	11.3	(○) 8.0
Special Profit (Loss)	△21.0	△ 3.8	(×)17.2
Income Taxes	△ 7.7	1.6	(○) 9.3
Minority Interest	1.9	3.7	(○) 1.8
Net Income (Loss)	4.2	2.3	(○) 1.9

(1) Scope of Consolidation

① Consolidated subsidiaries 97 (6 additions, 4 reductions)

② Equity method affiliates 20 (2 additions, 1 reduction)

(2) Factors in ¥8.0 billion increase in the ordinary income

① Operating Income (○) ¥ 6.3bn

Petroleum (0)8.1bn,
Resources & Non-ferrous Metals (X)0.3bn,
Electronic Materials (0)0.1bn,
Metal Fabrication (X)0.5bn,
Others (X)1.0bn

② Other Income(Expenses) (○) ¥1.7bn

- Financial income (○) ¥0.5bn
- Equity in earnings of unconsolidated subsidiaries and affiliates (○) ¥1.4bn
- Others (×) ¥0.2bn

(3) Special Profit (Loss)

①Special Profit ¥9.1bn

- Gain on redemption of investments in securities ¥8.5bn
- Gain on sales of investments in securities ¥0.6bn

②Special Loss ¥30.1bn

- Loss on disposals of fixed assets ¥3.8bn
- Loss on write-down of investments in securities ¥0.8bn
- Restructuring costs ¥24.5bn
- Others ¥1.0bn

(4) Segments

(Billions of Yen)

		FY2003 1H	FY2002 1H	Differences
Petroleum (Japan Energy Group)	Net Sales	830.8	804.8	(0)26.0
	Operating Income (Loss)	15.4	7.3	(0)8.1
	Ordinary Income(Loss)	14.6	3.4	(0)11.1
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	Net Sales	143.2	131.7	(0)11.4
	Operating Income (Loss)	1.1	1.4	(X)0.3
	Ordinary Income(Loss)	5.1	5.8	(X)0.6
Electronic Materials (Nikko Materials Group)	Net Sales	37.1	30.7	(0)6.5
	Operating Income (Loss)	△1.3	△1.4	(0)0.1
	Ordinary Income(Loss)	△3.5	△2.7	(X)0.9
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	22.2	23.2	(X)1.0
	Operating Income (Loss)	2.8	3.3	(X)0.5
	Ordinary Income(Loss)	2.7	3.1	(X)0.4
Others (Independent Operating Companies & Functional Support Companies)	Net Sales	36.7	34.3	(0)2.5
	Operating Income (Loss)	0.5	1.5	(X)1.1
	Ordinary Income(Loss)	0.5	1.7	(X)1.2
Eliminations	Net Sales	△17.6	△14.0	(X)3.6
Total	Net Sales	1052.4	1010.7	(0)41.7
	Operating Income (Loss)	18.5	12.2	(0)6.3
	Ordinary Income(Loss)	19.3	11.3	(0)8.0

※Net Sales by segments include inter-segment sales.

(5)Key Data

		FY2003 1H	FY2002 1H	Differences
Petroleum	Exchange Rate (¥/$)	118	123	(-) 5
	Dubai Spot Price ($/BL)	25.5	24.3	(+)1.2
	Market Price of Paraxylene ($/t)	548	442	(+)106
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	77	71	(+) 6
	Electrolytic Copper Sales (1000 tones)	301	287	(+)14
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,389	2,081	(+)308
	Treated Rolled Copper Foil Sales (1000 meters/month)	2,743	1,753	(+)990
Metal Fabrication	Wrought copper products (1000tones)	18	19	(-) 1
	Special Steel Products (1000tones)	5	7	(-) 2

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Operating Results

(Billions of Yen)

	2003 1H	2002 1H	Differences
Net Sales	830.8	804.8	(○) 26.0
Operating Income (Loss)	15.4	7.3	(○) 8.1
Ordinary Income (Loss)	14.6	3.4	(○) 11.1

< Factors in ¥11.1bn increase in the ordinary income >

- Influence of inventories (×)¥8.8bn (02/1H:+7.7bn→03/1H:△1.0bn)
- Mid-term management program (○) ¥4.5bn
- Petrochemical improvement (○) ¥3.0bn
- Change in the petroleum margin due to time lag and others (○) ¥9.3bn
- Other income and expenses (○)¥3.1bn (Equity in earnings of investees)

(2) Sales volume, growth rate and Japan Energy's market share of fuel oil

	Domestic sales volume (thousand of KL·T)			Growth rate (03/1H vs. 02/1H)		Japan Energy's market share	
	03/1H	02/1H	Difference	JOMO	Nation-wide	03/1H	02/1H
Gasoline	3,169	3,271	△102	96.9%	101.4%	10.2%	10.7%
Naphtha	1,515	1,466	49	103.3%	103.9%	8.9%	9.0%
Jet Fuel	367	335	32	109.5%	104.0%	13.8%	13.1%
Kerosene	649	706	△57	91.9%	102.9%	8.3%	9.3%
Gas Oil	2,165	2,249	△84	96.3%	97.3%	11.4%	11.5%
A Heavy Fuel	937	1,020	△83	91.9%	103.1%	7.1%	8.0%
C Heavy Fuel	1,260	811	449	155.4%	125.2%	9.0%	7.3%
Total	10,062	9,858	204	102.1%	104.0%	9.6%	9.8%
Gasoline & Middle Distillation	6,920	7,246	△326	95.5%	100.7%	9.7%	10.3%

(3) Refining volume of crude oil and utilization rate of crude oil distillation units

(millions of KL)

		FY2003			FY2002				
		Apr-Jun	Jul-Sep	Total	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
Group Total	Refining volume	7.07	6.45	13.52	5.83	6.45	6.95	7.37	26.58
	Operating Ratio	84%	76%	80%	70%	77%	83%	88%	80%
	Comparison with Previous Year	121%	100%	110%	96%	97%	100%	106%	100%
Mizushima	Refining volume	2.63	2.44	5.07	2.61	2.53	2.65	2.80	10.59
	Operating Ratio	91%	84%	87%	90%	86%	90%	98%	91%
	Comparison with Previous Year	101%	97%	99%	142%	95%	94%	104%	106%
Kashima	Refining volume	2.46	2.18	4.64	1.48	2.28	2.47	2.58	8.81
	Operating Ratio	89%	79%	84%	※57%	86%	94%	95%	83%
	Comparison with Previous Year	166%	96%	123%	71%	100%	108%	112%	98%

※Influence of regular shutdown maintenance

☆Capacity of Japan Energy Group's Refinery

Japan Energy Mizushima Refinery : 200,200 Barrels/Day

Kashima Oil Kashima Refinery : 190,000 Barrels/Day

Fuji Oil Sodegaura Refinery : 192,000 Barrels/Day

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Operating Results

(Billions of Yen)

	03/1H	02/1H	Differences
Net Sales	143.2	131.7	(○) 11.4
Operating Income (Loss)	1.1	1.4	(×) 0.3
Ordinary Income (Loss)	5.1	5.8	(×) 0.6

< Factors in ¥0.6bn decrease in the ordinary income >

・Equity in Earnings ×¥0.4bn

LG-nikko ×¥1.2bn(foreign currency transaction)

Minera Los Perambres ○¥1.0bn(copper price up)

・Nippon Mining & Metals and consolidated subsidiaries×¥0.2bn

(yen appreciation, palladium price down, deteriorated T/C))

(2) Price and Sales Volume

		03/1H	02/1H	Differences
Price	Copper (¢/lb)	77	71	(+) 6
	Zinc ($/t)	797	774	(+) 23
	Gold ($/TOZ)	355	314	(+) 41
	Platinum ($/TOZ)	669	543	(+) 126
	Palladium ($/TOZ)	179	339	(−) 160
Sales Volume (thousand tones)	Copper	301	287	(+) 14
	Zinc	41	47	(−) 6

<3> Electronic Materials (Nikko Materials Group)

(1) Operating Results

(Billions of Yen)

	03/1H	02/1H	Differences
Net Sales	37.1	30.7	(○) 6.5
Operating Income (Loss)	△ 1.3	△ 1.4	(○) 0.1
Ordinary Income (Loss)	※△ 3.5	△ 2.7	(×) 0.9

※ Including the income loss of the 3rd quarter of GEI (1.5 billion yen)

< Factors in ¥0.9bn decrease in the ordinary income >

①Operating Income (Loss) (○)¥0.1bn

- Electro-deposited copper foil(×)¥1.0bn,
- Treated rolled copper foil (○)¥0.6bn, Sputtering Target(○)¥0.2bn,
- Compound semiconductor materials, Optical coupler and others(×)¥0.1bn,
- Expenses including development cost(○)¥0.2bn

②Other Income (Expenses) (×)¥1.0bn

- Pension liabilities amortization (×)¥0.6bn
- Others (×)¥0.4bn

(2) Breakdown by products

(Billions of Yen)

		03/1H	02/1H	Differences
Electro-Deposited Copper Foil	Net Sales	※ 13.4	11.5	(○) 1.9
	Operating Income	※△ 3.5	△ 2.5	(×) 1.0
Treated Rolled Copper Foil and Target	Net Sales	18.0	14.0	(○) 4.0
	Operating Income	4.0	3.2	(○) 0.8
Compound Semiconductor Materials and Others	Net Sales	5.7	5.2	(○) 0.5
	Operating Income	△ 1.8	△ 2.1	(○) 0.3
Total	Net Sales	37.1	30.7	(○) 6.5
	Operating Income	△ 1.3	△ 1.4	(○) 0.1

※:Including the 3rd quarter of GEI (Sales: 2.6bn yen , Operating Loss:1.2bn yen)

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Operating Results

(Billions of Yen)

	03/1H	02/1H	Differences
Net Sales	22.2	23.2	(×) 1.0
Operating Income (Loss)	2.8	3.3	(×) 0.5
Ordinary Income (Loss)	2.7	3.1	(×) 0.4

< Factors in ¥0.4bn decrease in the ordinary income >

- Other income in Nikko Metal Manufacturing (○)¥0.3bn (dividends, interests etc.)
- Subsidiaries (×)¥0.7bn
  (Woojin Precision (×)¥0.5bn, Fuji Electronics (×)¥0.3bn, others)

(2) Sales by products

(Billions of Yen)

		03/1H	02/1H	Differences
Wrought copper	Phosphor bronze	5.3	6.9	(×) 1.6
	Brass	2.1	2.3	(×) 0.2
	Copper foil	2.6	1.7	(○) 0.9
	Others	2.7	2.8	(×) 0.1
Special steel	Stainless steel	1.8	2.3	(×) 0.5
	High-nickel alloy	2.8	3.4	(×) 0.6
	Others	0.2	0.3	(×) 0.1
Others (precision manufacturing etc.)		4.7	3.5	(○) 1.2
Total		22.2	23.2	(×) 1.0

<5> Others (Independent Operating Companies and Functional Support Companies)

(1) Operating Results

(Billions of Yen)

	03/1H	02/1H	Differences
Net Sales	36.7	34.3	(○) 2.5
Operating Income (Loss)	0.5	1.5	(×) 1.0
Ordinary Income (Loss)	0.5	1.7	(×) 1.2

II Annual Forecasts FY2003

1. Comparison with FY2002

(1) Assumptions

Segments		FY2003 1H	FY2003 2H	FY2003 total	FY2002 1H	FY2002 2H	FY2002 total
Petroleum	Exchange Rate (¥/$)	118	110	114	123	121	122
	Dubai Spot Price ($/BL)	25.5	27.0	26.3	24.3	26.7	25.5
	Market Price of Paraxylene ($/t)	548	575	562	442	533	488
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	77	90	84	71	73	72
	Electrolytic Copper Sales (1000 tones)	301	293	594	287	297	583
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,389	2,452	2,420	2,081	2,112	2,097
	Treated Rolled Copper Foil Sales (1000 meters/month)	2,743	2,900	2,822	1,753	2,265	2,009
Metal Fabrication	Wrought copper products (1000tones)	18	19	36	19	17	35
	Special Steel Products (1000tones)	5	6	11	7	7	14

(2) Operating Forecasts (consolidated)

(billion yen)

	FY2003 1H	FY2003 2H	FY2003 Total	FY2002 1H	FY2002 2H	FY2002 Total	Differences (FY2003-FY2002)
Net Sales	1052.4	1117.6	2170.0	1010.7	1152.4	2163.1	(○) 6.9
Operating Income (Loss)	18.5	27.0	45.5	12.2	28.1	40.3	(○) 5.2
Ordinary Income (Loss)	19.3	24.7	44.0	11.3	25.7	37.0	(○) 7.0
Net Income (Loss)	4.2	7.8	12.0	2.3	1.4	3.7	(○) 8.3
Ordinary Margin (%)	1.8	2.2	2.0	1.1	2.2	1.7	(○) 0.3
Earnings Per Share (yen)			17.7 (14.1)			5.9 (4.3)	(○) 11.8 ((○)9.8)

(   ) : include treasury stock.

(3) Operating Forecasts by Segments

(billion yen)

		FY2003			FY2002			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Petroleum (Japan Energy Group)	Net Sales	830.8	904.2	1735.0	804.8	939.0	1743.8	(0)26.0	(X)34.8	(X)8.8
	Operating Income (Loss)	15.4	18.6	34.0	7.3	25.0	32.3	(0)8.1	(X)6.4	(0)1.7
	Ordinary Income (Loss)	14.6	15.4	30.0	3.4	21.3	24.8	(0)11.2	(X)5.9	(0)5.2
Resources & Non-ferrous Metals (Nippon Mining & Metals)	Net Sales	143.2	139.8	283.0	131.7	140.6	272.3	(0)11.4	(X)0.8	(0)10.7
	Operating Income (Loss)	1.1	1.2	2.3	1.4	1.1	2.5	(X)0.3	(0)0.1	(X)0.2
	Ordinary Income (Loss)	5.1	4.2	9.3	5.8	4.0	9.8	(X)0.6	(0)0.2	(X)0.5
Electronic Materials (Nikko Materials Group)	Net Sales	37.1	35.9	73.0	30.7	31.0	61.7	(0)6.5	(0)4.9	(0)11.3
	Operating Income (Loss)	△1.3	1.9	0.6	△1.4	△1.3	△2.7	(0)0.1	(0)3.2	(0)3.3
	Ordinary Income (Loss)	△3.5	1.0	△2.5	△2.7	△3.2	△5.9	(X)0.9	(0)4.2	(0)3.4
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	22.2	21.8	44.0	23.2	22.0	45.2	(X)1.0	(X)0.2	(X)1.2
	Operating Income (Loss)	2.8	3.2	6.0	3.3	2.7	6.0	(X)0.5	(0)0.5	—
	Ordinary Income (Loss)	2.7	2.8	5.5	3.1	2.6	5.6	(X)0.4	(0)0.2	(X)0.1
Others (Independent Operating Companies & Functional Support Companies)	Net Sales	36.7	30.3	67.0	34.3	35.7	69.9	(0)2.5	(X)5.4	(X)2.9
	Operating Income (Loss)	0.5	2.1	2.6	1.5	0.5	2.0	(X)1.0	(0)1.6	(0)0.6
	Ordinary Income (Loss)	0.5	1.2	1.7	1.7	1.0	2.7	(X)1.2	(0)0.2	(X)1.0
Eliminations	Net Sales	△17.6	△14.4	△32.0	△14.0	△15.9	△29.9	(X)3.6	(0)1.5	(X)2.1
Total	Net Sales	1052.4	1117.6	2170.0	1010.7	1152.4	2163.1	(0)41.7	(X)34.8	(0)6.9
	Operating Income (Loss)	18.5	27.0	45.5	12.2	28.1	40.3	(0)6.3	(X)1.0	(0)5.2
	Ordinary Income (Loss)	19.3	24.7	44.0	11.3	25.7	37.0	(0)8.0	(X)1.0	(0)7.0

※Net Sales include inter-segments sales.

(4) Ordinary Income (FY2003 : FY2002)

(billion yen)

	FY2003	FY2002	Differences	Notes
Petroleum (Japan Energy Group)	30.0	24.8	(○) 5.2	Inventories (×) 17.8 (+14.2→△3.5) Mid-term mng. plan (○) 9.0 Petrochemicals (○) 3.0 Time lag etc. (○) 7.5 Other income (○) 3.5 (Equity in Earnings etc.)
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	9.3	9.8	(×) 0.5	Yen appreciation, T/C (×) 0.9 Equity in Earnings (○) 0.4 (Minera Los P○2.1, LG-Nikko×1.6)
Electronic Materials (Nikko Materials Group)	△2.5	△5.9	(○) 3.4	Sales increase of electro-deposited , treated rolled copper foil, and sputtering target
Metal Fabrication (Nikko Metal Manufacturing Group)	5.5	5.6	(×) 0.1	・CRT related demand remains at low level ・IT related products sales increase (foils, high-function materials)
Others (Independent Operating Companies & Functional Support Companies)	1.7	2.7	(×) 1.0	Sales decrease, due to the cold summer
Total	44.0	37.0	(○) 7.0	

4. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Forecasts

(billion yen)

	FY2003			FY2002			Differences		
	1H	2H	total	1H	2H	total	1H	2H	total
Net Sales	830.8	904.2	1735.0	804.8	939.0	1743.8	(○)26.0	(×)34.8	(×) 8.8
Operating Income (Loss)	15.4	18.6	34.0	7.3	25.0	32.3	(○) 8.1	(×) 6.4	(○) 1.7
Ordinary Income (Loss)	14.6	15.4	30.0	3.4	21.3	24.8	(○)11.2	(×) 5.9	(○) 5.2

(2) Growth rate of fuel oil

	Growth rate 2003	
	JOMO	Nation-wide
Fuel Oil Total	99.0%	98.9%
Gasoline & Middle Distillation	96.8%	99.2%

※Growth rate : forecast by Japan Energy

(3) Number of JOMO Service Stations

	1998 Mar 31	1999 Mar 31	2000 Mar 31	2001 Mar 31	2002 Mar 31	2003 Mar 31	2003 Sep 30
Owned by Japan Energy (Self-SS)	1,489	1,406	1,377	1,328	1,284 (105)	1,229 (227)	1,216 (242)
Owned by wholesalers and others (Self-SS)	4,590	3,811	3,575	3,318	3,192 (59)	3,067 (95)	2,986 (106)
Total (Self-SS)	6,079	5,217	4,952	4,646	4,476 (164)	4,296 (322)	4,202 (348)

(4) Petrochemical Profit(Loss) (billion yen)

FY2003	FY2002	FY2001	FY2000
8.5	5.5	0	3.0

(5) Profitability Improvements (billion yen)

	FY2003	FY2002	FY2005
Cost reduction	12.5	8.0	18.5
Income increase	7.5	3.0	11.5
Total	20.0	11.0	30.0

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Forecasts

(billion yen)

	FY2003			FY2002			Differences		
	1H	2H	total	1H	2H	total	1H	2H	total
Net Sales	143.2	139.8	283.0	131.7	140.6	272.3	(○)11.4	(×)0.8	(○)10.7
Operating Income (Loss)	1.1	1.2	2.3	1.4	1.1	2.5	(×) 0.3	(○)0.1	(×) 0.2
Ordinary Income (Loss)	5.1	4.2	9.3	5.8	4.0	9.8	(×) 0.6	(○)0.2	(×) 0.5

(2) Price and Sales Volume

(Billions of Yen)

		FY2003			FY2002		
		1H	2H		1H	2H	
Price	Copper (¢/lb)	77	90	84	71	73	72
	Zinc ($/t)	797	900	849	774	779	777
	Gold ($/TOZ)	355	340	348	314	338	326
	Platinum ($/TOZ)	669	650	660	543	625	584
	Palladium ($/TOZ)	179	190	185	339	263	301
Sales Volume (thousand tones)	Copper	301	293	594	287	297	583
	Zinc	41	46	87	47	46	94

<3> Electronic Materials (Nikko Materials Group)

(1) Forecasts

(billion yen)

	FY2003			FY2002			Differences		
	1H	2H	total	1H	2H	total	1H	2H	total
Net Sales	37.1	35.9	73.0	30.7	31.0	61.7	(○)6.5	(○)4.9	(○)11.3
Operating Income (Loss)	△1.3	1.9	0.6	△1.4	△1.3	△2.7	(○)0.1	(○)3.2	(○)3.3
Ordinary Income (Loss)	△3.5	1.0	△2.5	△2.7	△3.2	△5.9	(×)0.9	(○)4.2	(○)3.4

(2) Breakdown by products

(Billions of Yen)

		FY2003			FY2002			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Electro-Deposited Copper Foil	Net Sales	13.4	10.5	23.9	11.5	10.2	21.7	(○)1.9	(○)0.3	(○)2.2
	Operating Income	△3.5	△ 0.8	△4.3	△2.5	△3.7	△6.2	(×)1.0	(○)2.8	(○)1.9
Treated Rolled Copper Foil and Target	Net Sales	18.0	20.1	38.1	14.0	16.0	30.0	(○)4.0	(○)4.1	(○)8.1
	Operating Income	4.0	4.6	8.6	3.2	3.9	7.1	(○)0.8	(○)0.7	(○)1.5
Compound semiconductor materials and others	Net Sales	5.7	5.3	11.0	5.2	4.8	10.0	(○)0.5	(○)0.5	(○)1.0
	Operating Income	△1.8	△1.9	△3.7	△2.1	△1.5	△3.6	(○)0.3	(×)0.4	(×)0.1
Total	Net Sales	37.1	35.9	73.0	30.7	31.0	61.7	(○)6.5	(○)4.9	(○)11.3
	Operating Income	△1.3	1.9	0.6	△1.4	△1.3	△2.7	(○)0.1	(○)3.2	(○)3.3

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Forecasts (billion yen)

	FY2003			FY2002			Differences		
	1H	2H	total	1H	2H	total	1H	2H	total
Net Sales	22.2	21.8	44.0	23.2	22.0	45.2	(×)1.0	(×)0.2	(×)1.2
Operating Income (Loss)	2.8	3.2	6.0	3.3	2.7	6.0	(×)0.5	(○)0.5	—
Ordinary Income (Loss)	2.7	2.8	5.5	3.1	2.6	5.6	(×)0.4	(○)0.2	(×)0.1

(2) Sales by products (Billions of Yen)

		FY2003			FY2002			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Wrought copper	Phosphor bronze	5.3	5.5	10.8	6.9	6.0	12.8	×1.6	×0.5	×2.0
	Brass	2.1	2.2	4.3	2.3	2.3	4.5	×0.2	×0.1	×0.2
	Copper foil	2.6	2.6	5.2	1.7	2.1	3.8	○0.9	○0.5	○1.4
	Others	2.7	2.7	5.4	2.8	2.3	5.2	×0.1	○0.4	○0.2
Special steel	Stainless steel	1.8	1.8	3.6	2.3	2.2	4.5	×0.5	×0.4	×0.9
	High-nickel alloy	2.8	2.6	5.4	3.4	3.2	6.6	×0.6	×0.6	×1.2
	Others	0.2	0.3	0.5	0.3	0.3	0.7	×0.1	-	×0.2
Others (precision manufacturing etc.)		4.7	4.1	8.8	3.5	3.6	7.1	○1.2	○0.5	○1.7
Total		22.2	21.8	44.0	23.2	22.0	45.2	×1.0	×0.2	×1.2

<5> Others

(1) Forecasts (billion yen)

	FY2003			FY2002			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	36.7	30.3	67.0	34.3	35.7	69.9	(0)2.5	(X)5.4	(X)2.9
Operating Income (Loss)	0.5	2.1	2.6	1.5	0.5	2.0	(X)1.0	(0)1.6	(0)0.6
Ordinary Income (Loss)	0.5	1.2	1.7	1.7	1.0	2.7	(X)1.2	(0)0.2	(X)1.0

(2) Independent operating companies (Billions of Yen)

		FY2003	FY2002	Differences
am/pm	Net Sales	40.6	35.1	(○) 5.5
	Income(Loss) before Special Items	0.7	1.3	(×) 0.6
CCS	Net Sales	16.1	14.6	(○) 1.5
	Income(Loss) before Special Items	0.6	0.4	(○) 0.2

(3) Number of am/pm convenience stores and store sales

	Number of am/pm stores	Store sales (Billions of Yen)
March 31 1999	1,087	159.3
March 31 2000	1,192	177.4
March 31 2001	1,274	192.9
March 31 2002	1,337	209.1
March 31 2003	1,365	212.6
March 31 2004 (forecast)	1,439	218.9

Ⅲ Others(Consolidated Balance Sheet, Cash Flows etc.)

1. Consolidated Balance Sheet

(Billions of Yen)

	Sept 30 2003	Mar 31 2003[A]	Differences	Mar 31 2004 (forecast) [B]	[B]−[A]
Current Assets	581.4	596.1	(-) 14.7	1535.4	(-) 93.3
Fixed Assets	1005.0	1032.6	(-) 27.6		
Total Assets	1586.4	1628.7	(-) 42.3	1535.4	(-) 93.3
Current Liabilities	750.7	789.7	(-) 39.0	1264.8	(-) 121.4
Fixed Liabilities	573.7	596.5	(-) 22.8		
Minority Interest	39.3	37.6	(+) 1.8	40.1	(+) 2.5
Total Shareholder's Equity	222.7	204.9	(+) 17.7	230.5	(+) 25.6
Shareholder's Equity Ratio	14.0%	12.6%	(+) 1.4%	15.0%	(+) 2.4%
BPS	¥262.43	¥241.55	(+) ¥20.88	¥271.67	(+) ¥ 30.12
Interest Bearing Debt	853.4	876.4	(-) 23.0	783.4	(-) 93.0

※BPS is calculated with the number of issued shares 848million. (Treasury stock included)

①Factors in Change from Mar 31 2003 to Sept 30 2003 (billion yen)

Assets (-) 42.3	Cash and cash equivalents (-) 5.8、Trade receivables (-) 27.3、Inventories (+)6.3、Investments in equipment (+) 13.7、Depreciation (-) 24.0、Sales and disposals of fixed assets (-) 20.0、Write-down of securities (+) 30.3、Equity in gain of unconsolidated subsidiaries and affiliates (+)5.9、Offset of deferred tax assets/liabilities* (-)18.3、Others (-) 3.1
Liabilities (-) 61.8	Interest bearing debt (-) 23.0、Trade payables (-) 15.2、Offset of deferred tax assets/liabilities* (-)18.3、Others (-) 5.3
Minority Interest (+) 1.8	
Shareholder's Equity (+) 17.7	Net income (+) 4.2、Dividends(-)2.7、Unrealized gain on marketable securities (+)18.1、Others(-)1.9

②Factors in Change from Mar 31 2003 to Mar 31 2004 (Forecast)

Assets (-) 93.3	Cash and cash equivalents (-) 21.8、Trade receivables (-) 20.4、Inventories (-)21.1、Investments in equipment (+) 40.0、Depreciation (-) 46.7、Sales and disposals of fixed assets (-) 29.0、Write-down of securities (+) 30.3、Offset of deferred tax assets/liabilities* (-)18.3、Others (-) 6.3
Liabilities (-) 121.4	Interest bearing debt (-) 93.0、Trade payables (-) 9.3、Offset of deferred tax assets/liabilities* (-)18.3、Others (-) 0.8
Minority Interest (+) 2.5	
Shareholder's Equity (+) 25.6	Net income (+) 12.0、Dividends(-)2.7、Unrealized gain on marketable securities (+)18.1、Others(-)1.8

* This resulted from the establishment of Japan Energy Corporation. (split-off from former Japan Energy Corporation)

2. Consolidated Cash Flows

(Billions of Yen)

	FY2003 1H	FY2002 1H	FY2002	FY2003 (forecast)
Cash Flows from Operating Activities	(+) 9.9	(-)22.4	(+) 14.3	(+) 79.9
Cash Flows from Investing Activities	(+) 2.7	(-)15.5	(-) 15.7	(-) 12.3
Cash Flows from Financing Activities	(-)19.6	(-)10.0	(-) 17.6	(-) 90.6
Effect of Exchange Rate Changes	(+) 0.1	(-) 1.1	(-) 1.4	(+) 0.1
Net Decrease in Cash and Cash Equivalents	(-) 6.9	(-)49.0	(-) 20.3	(-) 22.9

(1) FY2003 1H Breakdown

① Cash Flows from Operating Activities (+) 9.9
Ordinary income (+)19.3、Depreciation (+) 24.0、
Equity in gain of unconsolidated subsidiaries and affiliates (-)5.9、
Trade receivables, inventories and trade payables (-) 7.4、
Tax (-) 6.8、Others (-) 13.3

② Cash Flows from Investing Activities (+) 2.7
Investments in equipment (-) 15.2、Investment and financing expenditure (-) 2.5、Income in investment (+) 19.3、Others (+) 1.1

③ Cash Flows from Financing Activities (—) 19.6
Interest bearing debt repayment and redemption (-) 16.2、
Dividends (-) 2.7、Others (-) 0.7

(2) FY2003 Breakdown

① Cash Flows from Operating Activities (+) 79.9
Ordinary income (+) 44.0、Depreciation (+) 46.7、
Equity in gain of unconsolidated subsidiaries and affiliates (-)9.7、
Trade receivables, inventories and trade payables and (+) 21.0、
Tax (-) 10.0、Others (-) 12.1

② Cash Flows from Investing Activities (—) 12.3
Investments in equipment (-) 41.5、Investment and financing expenditure (-) 8.7、Income in investment (+) 32.8、Others (+) 5.1

③ Cash Flows from Financing Activities (—) 90.6
Interest bearing debt repayment and redemption (-) 86.2、
dividends (-) 2.7、Others (-) 1.7

3. Dividends

FY2002				FY2003 (expected)			
Interim	final	total	Payment amount	Interim	final	annual	Payment amount
※	¥4.00	¥4.00	¥ 3,392 million	----	¥5.00	¥5.00	¥ 3,394 million

※The Company paid share transfer delivery consideration (total: 3,375 million yen) to the shareholders as of September 25, 2002.

4. Interest-bearing Debt

(Billions of Yen)

	Mar31 2002	Mar31 2003	Sep30 2003	Differences
Nippon Mining Holdings	--	7.0	74.9	(+) 74.9
(Former) Japan Energy	411.1	404.5	--	(-) 411.1
Japan Energy	--	--	333.4	(+) 333.4
Kashima Oil	115.7	125.7	124.2	(+) 8.5
Nippon Mining & Metals	134.1	135.2	153.0	(+) 18.9
Nikko Materials	30.8	34.7	50.9	(+) 20.1
Nippon Mining Finance	155.2	157.6	195.2	(+) 40.0
Others	45.9	11.7	-78.2	(-) 124.1
Total	892.8	876.4	853.4	(-) 39.4
Reduction from Mar31 2002	--	(-) 16.4	(-) 39.4	

5. Debt to Equity Ratio

(Billions of Yen)

	Mar. 31 2002 (A)	Mar. 31 2003	Sep. 30 2003 (B)	(B)-(A)	Mar. 31 2004 (Forecast)
Interest-bearing Debt	892.8	876.4	853.4	(-) 39.4	783.4
Shareholder's Equity	181.5	204.9	222.7	(+) 41.2	230.5
Debt to Equity Ratio (%)	4.92	4.28	3.83	(-) 1.09	3.40

6. Capital Expenditure and Depreciation

(Billions of Yen)

	FY2003 1H	FY2003 (forecast)	FY2002
Capital expenditure	13.7	40.0	38.4
Depreciation	24.0	46.7	49.0
Difference	(-) 10.3	(-) 6.7	(-) 10.6

①Capital expenditure by segments (Billions of Yen)

	FY2003 1H	FY2003 (forecast)	FY2002
Petroleum (Japan Energy Group)	5.6	20.0	19.9
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	2.7	8.0	6.2
Electronic Materials (Nikko Materials Group)	2.0	6.5	4.3
Metal Fabrication (Nikko Metal Manufacturing Group)	0.9	2.5	1.7
Others	2.5	3.0	6.3
Total	13.7	40.0	38.4

②Depreciation by segments (Billions of Yen)

	FY2003 1H	FY2003 (forecast)	FY2002
Petroleum (Japan Energy Group)	13.5	27.1	28.1
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	3.6	7.2	7.1
Electronic Materials (Nikko Materials Group)	3.5	6.6	6.3
Metal Fabrication (Nikko Metal Manufacturing Group)	1.4	2.8	3.0
Others	2.0	3.0	4.5
Total	24.0	46.7	49.0

7. Number of Employees

	Mar 31 FY2002	Mar 31 FY2003	Sep 30 FY2003
Petroleum (Japan Energy Group)	5,007	4,447	4,253
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	2,579	2,604	1,475
Electronic Materials (Nikko Materials Group)	1,765	1,574	1,643
Metal Fabrication (Nikko Metal Manufacturing Group)	--	--	1,087
Others	1,563	1,758	1,391
Total	10,914	10,383	9,849

Exhibit ee

Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 31,2004

NIPPON MINING HOLDINGS, INC. (http://www.shinnikko-hd.co.jp/)

Code No.	: 5016
Stock Listings	: Tokyo, Osaka, Nagoya
Address of head office	: 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to	: IR and Public Relations Department Telephone number : (03) 5573 - 5118

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Matters concerning preparence of the Financial Statements

(1) The scope of consolidation and application of the equity method has changed.(a newly consolidated subsidiary)

Consolidated subsidiaries	96	(Japan Energy Corp., Nippon Mining & Metals Co.,Ltd., Nikko Materials Co.,Ltd., Nikko Metal Manufacturing Co.,Ltd., etc.)
Non-consolidated subsidiary accounted for by equity method	1	(N.K.Curex Co.,Ltd.)
Affiliated companies accounted for by equity method	19	(LG-Nikko Copper Inc., Minera Los Pelambres., etc.)
Consolidation (newly included)	8	(Japan Energy Corp., Nikko Metal Manufacturing Co.,Ltd., Nikko Materials U.S.A. Inc.,etc)
(Excluded)	7	(Japan energy(Bermuda)Co.,Ltd., JAPAREN Co.,Ltd., Gould Electronics Inc.,etc.)
Equity method (newly included)	2	(NMC Pearl River Mouth Oil Development Co.,Ltd. Southern Highlands Petroleum Co.,Ltd.)
(Excluded)	1	(AMIS Holdings Inc.)

(2)Quarterly figures are unaudited.

2. Consolidated financial results for the nine months period of Fiscal Year 2003 (From April 1, 2003 to Dec. 31, 2003)

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	%	millions of yen	%	millions of yen	%
Nine months ended December 31,2003	1,615,133	–	32,144	–	34,659	–
Three months ended December 31,2003	562,768	–	13,644	–	15,315	–
Reference) Fiscal Year ended March 31, 2003	2,163,088		40,256		36,968	

	Net Income		Primary EPS		Fully diluted EPS	
	millions of yen	%	yen	sen	yen	sen
Nine months ended December 31,2003	10,229	–	15	07	–	–
Three months ended December 31,2003	6,076		8	95	–	–
Reference) Fiscal Year ended March 31, 2003	3,652		5	89	–	–

Note: 1. Average number of shares issued (consolidated)

For the nine-months ended Dec. 31,2003: 678,932,308 shares For the three-months ended Dec. 31,2003: 678,914,879 shares
For the year ended March 31,2003: 611,027,210 shares

2. As the third quarter ended Dec. 31, 2003 is the first fiscal year to prepare the quarterly consolidated financial statements, the quarterly consolidated financial statements of the third quarter ended Dec. 31, 2003 cannot be compared with the statements of the third quarter ended Dec. 31,2002.The figures of the year ended March 31,2003 are shown for reference.

(2) Financial position

	Total Assets	Total Shareholders' Equity
	millions of yen	millions of yen
As of December 31, 2003	1,610,008	228,591
Reference) As of March 31,2003	1,628,723	204,946

	Net Worth Ratio	Shareholders' Equity Per Share	
	%	yen	sen
As of December 31, 2003	14.2	336	70
Reference) As of March 31,2003	12.6	301	78

Note: Number of shares issued at end of third quarter (consolidated) 678,907,086 shares (the previous fiscal year 678,956,166 shares)

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
Nine months ended December 31,2003	51,337	2,675
Reference) Fiscal Year ended March 31, 2003	14,344	(15,698)

	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen
Nine months ended December 31,2003	(58,332)	72,639
Reference) Fiscal Year ended March 31, 2003	(17,568)	76,294

3. Consolidated projections for the year ending Mach 31, 2004

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the fiscal year ending March 31, 2004	2,190,000	46,500	13,500

(information purpose) Projection of Earnings Per Share 19 yen 88 sen

This projection is based on information available as of February 2004.
The information is subject to change due to changes in the business environment.

【*Non-consolidated Basis*】

1. Parent co.'s operating results for the nine months period of Fiscal Year 2003(From April 1, 2003 to Dec. 31, 2003)
Operating results

	Sales		Operating Income		Income before special items		Net Income	
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%
Nine months ended December 31, 2003	2,824	–	828	–	550	–	471	–
Three months ended December 31, 2003	1,649	–	714	–	494	–	467	–
Reference) Fiscal Year ended March 31, 2003	4,938		3,991		3,591		3,612	

2. Parent co.'s projection for the year ending Mach 31, 2004

	Sales	Income before special items	Net Income	Cash dividends per share	
	millions of yen	millions of yen	millions of yen	yen	sen
For the year ending March 31, 2004	7,000	3,300	4,400	6	00

(information purpose) Projection of Earnings Per Share 6 yen 47 sen

This projection is based on information available as of February 2004.
The information is subject to change due to changes in the business environment.

Consolidated Balance Sheet (Unaudited)

Account title	Third quarter of fiscal year 2003 (As of Dec. 31, 2003)		Fiscal 2002 (As of March 31, 2003)		Increase (Decrease)
	millions of yen	%	millions of yen	%	
Assets	1,610,008	100.0	1,628,723	100.0	(18,715)
Current assets	*616,825*	*38.3*	*596,082*	*36.6*	20,743
Cash and time deposits	71,166		66,193		4,973
Notes and accounts receivable, trade	254,845		233,226		21,619
Inventories	225,115		223,240		1,875
Other current assets	65,699		73,423		(7,724)
Fixed assets	*993,183*	*61.7*	*1,032,641*	*63.4*	(39,458)
Property, plant and equipment	623,277		650,831		(27,554)
Intangible assets	82,811		98,173		(15,362)
Investments	183,661		148,004		35,657
Other long-term assets	103,434		135,633		(32,199)
Total assets	*1,610,008*	*100.0*	*1,628,723*	*100.0*	(18,715)
Liabilities	1,341,254	83.3	1,386,194	85.1	(44,940)
Current liabilities	*784,694*	*48.7*	*789,711*	*48.5*	(5,017)
Notes and accounts payable, trade	220,318		194,079		26,239
Short-term borrowing	381,813		427,834		(46,021)
Current portion of bonds	1,000		-		1,000
Accounts payable, other	118,308		97,675		20,633
Other current liabilities	63,255		70,123		(6,868)
Long-term liabilities	*556,560*	*34.6*	*596,483*	*36.6*	(39,923)
Bonds	56,400		57,400		(1,000)
Long-term debt	372,678		391,149		(18,471)
Other long-term liabilities	127,482		147,934		(20,452)
Minority interest in consolidated subsidiaries	40,163	2.5	37,583	2.3	2,580
Shareholders' Equity	228,591	14.2	204,946	12.6	23,645
Common stock	*40,000*	*2.5*	*40,000*	*2.5*	-
Capital surplus	*149,307*	*9.3*	*149,307*	*9.2*	0
Retained earnings	*39,055*	*2.4*	*(21,406)*	*(1.3)*	60,461
Surplus from land revaluation	*(2,280)*	*(0.1)*	*51,413*	*3.1*	(53,693)
Unrealized gain on marketable securities	*24,683*	*1.5*	*3,467*	*0.2*	21,216
Translation adjustment	*(3,193)*	*(0.2)*	*1,131*	*0.1*	(4,324)
Treasury stock, at cost	*(18,981)*	*(1.2)*	*(18,966)*	*(1.2)*	(15)
Total liabilities , minority interest in consolidated subsidiaries and shareholders' equity	*1,610,008*	*100.0*	*1,628,723*	*100.0*	(18,715)

Consolidated Statements of Income (Unaudited)

Account title	For the nine months ended Dec 31,2003		For the three months ended Dec. 31,2003		Fiscal 2002 (from April 1, 2002 to March 31, 2003)	
	millions of yen	%	millions of yen	%	millions of yen	%
Operating income						
Net sales	1,615,133	100.0	562,768	100.0	2,163,088	100.0
Cost of sales	1,441,632	89.3	502,060	89.2	1,928,839	89.2
Selling, general and administrative expenses	141,357	8.7	47,064	8.4	193,993	8.9
Operating Income	*32,144*	*2.0*	*13,644*	*2.4*	*40,256*	*1.9*
Other income (loss)						
Interest and dividends income	2,346		536		3,717	
Amortization of negative goodwill	3,481		1,197		4,154	
Equity in gain of non-consolidated subsidiary and affiliates	8,496		2,574		7,922	
Interest expenses	(11,239)		(3,437)		(16,690)	
Other, net	(569)		801		(2,391)	
Other income (loss)	*2,515*	*0.1*	*1,671*	*0.3*	*(3,288)*	*(0.2)*
Income before special items	*34,659*	*2.1*	*15,315*	*2.7*	*36,968*	*1.7*
Special profit (loss)						
Gain on sales of fixed assets	-		-		1,592	
Gain on maturities of investments in securities	8,454		-		-	
Gain on sales of securities	634		48		837	
Gain on sales of investment in consolidated subsidiaries	-		-		3,857	
Gain on sales of pharmaceutical business divisions	-		-		1,102	
Gain on transfer of substitutional portion of pension plan	-		-		1,912	
Loss on disposals of fixed assets	(5,083)		(1,295)		(7,604)	
Loss on write-down of investments in securities	(814)		-		(13,831)	
Loss on structural reform measures related	(24,904)		(416)		(10,340)	
Other, net	(1,462)		(522)		(1,059)	
Special profit (loss)	*(23,175)*	*(1.4)*	*(2,185)*	*(0.4)*	*(23,534)*	*(1.1)*
Income before income taxes	*11,484*	*0.7*	*13,130*	*2.3*	*13,434*	*0.6*
Income taxes	11,976	*0.7*	4,997	*0.9*	8,721	*0.4*
Deferred income tax	(13,876)	*(0.8)*	765	*0.1*	(4,065)	*(0.2)*
Minority interest in net earnings of consolidated subsidiaries	(3,155)	*(0.2)*	(1,292)	*(0.2)*	(5,126)	*(0.2)*
Net income	*10,229*	*0.6*	*6,076*	*1.1*	*3,652*	*0.2*

Consolidated Statement of Retained Earnings (Unaudited)

(millions of yen)

Account Title	For the nine months ended Dec. 31,2003	Fiscal 2002 (from April 1, 2002 to March 31, 2003)
Capital Surplus:		
Balance at beginning of year	149,307	47,021
Increase in capital surplus	-	102,286
Increase arising from stock transfer	-	102,286
Balance at end of year	149,307	149,307
Retained Earnings:		
Balance at beginning of year	(21,406)	(19,826)
Increase in retained earnings	63,914	5,262
Net income	10,229	3,652
Increase arising from change of consolidated subsidiaries	35	638
Increase arising from change of affiliates accounted for by equity method	1,440	361
Increase arising from merger of consolidated subsidiaries	156	-
Reclassification with surplus from land revaluation *	52,054	611
Decrease in retained earnings	3,453	6,842
Cash dividends paid	2,720	3,341
Stock transfer payments	-	2,714
Bonuses to directors	54	59
Decrease arising from change of consolidated subsidiaries	679	173
Decrease arising from change of affiliates accounted for by equity method	-	555
Balance at end of year	39,055	(21,406)

*The contents are as follows.

This resulted from the establishement of Japan Energy corporation (a split-off of the petroleum business from the former Japan Energy Corporation.)

Consolidated Statement of Cash Flows (Unaudited)

Account title	For the nine months ended Dec. 31,2003 millions of yen	Fiscal 2002 (from April 1, 2002 to March 31, 2003) millions of yen
Cash flows from operating activities		
Income before income taxes	11,484	13,434
Depreciation and amortization	35,054	48,962
Amortization of negative goodwill	(3,007)	(3,375)
Interest and dividends income	(2,346)	(3,717)
Interest expenses	11,239	16,690
Equity in earnings of non-consolidated subsidiaries and affiliates	(8,496)	(7,922)
Gain on maturities and sales of investments in securities	(9,088)	(837)
Loss on write-down of investments in securities	814	13,831
Loss on disposals of property, plant and equipment	5,083	7,604
Loss on structural reform measures related	24,904	10,340
Decrease in trade receivables	(25,464)	(8,089)
Decrease (increase) in inventories	(9,700)	556
Increase (decrease) in trade payables	42,461	(46,951)
Other	(4,315)	(9,473)
Subtotal	68,623	31,053
Interest and dividends received	4,100	8,303
Interest paid	(10,521)	(16,769)
Payment for special retirement benefits	(2,519)	(1,071)
Income taxes paid	(8,346)	(7,172)
Net cash provided by (used in) operating activities	51,337	14,344
Cash flows from investing activities		
Payments for acquisition of property,plant and equipment	(20,921)	(33,542)
Proceeds from sales of property,plant and equipment	5,799	8,767
Payments for acquisition of intangible fixed assets	(3,172)	(2,541)
Payments for acquisition of investments in securities	(1,138)	(10,370)
Proceeds from maturities or sales of investments in securities	13,824	6,089
Decrease in short-term loans	2,129	4,451
Payments for lending of long-term loans	(1,487)	(1,000)
Collection of long-term loans	5,411	6,414
Other	2,230	6,034
Net cash used in investing activities	2,675	(15,698)
Cash flows from financing activities		
Increase in short-term borrowing	11,295	32,395
Proceeds from long-term debt	85,816	109,068
Payments for repayment on long-term debt	(152,812)	(125,949)
Payments for redemption of bond	—	(26,360)
Cash dividends paid	(2,720)	(3,341)
Share transfer delivery consideration	—	(2,714)
Other	89	(667)
Net cash used in financing activities	(58,332)	(17,568)
Effect of exchange rate changes on cash and cash equivalents	(512)	(1,411)
Net decrease in cash and cash equivalents	(4,832)	(20,333)
Cash and cash equivalents at beginning of period	76,294	91,409
Increase due to subsidiaries newly included consolidation	1,177	5,218
Cash and cash equivalents at end of period	72,639	76,294

Segment Information

1. Segment Information summarized by product group

For the nine-months ended Dec. 31, 2003 (from April 1, 2003 to Dec 31, 2003) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,280,509	208,192	51,694	31,079	43,659	1,615,133	-	1,615,133
(2) Inter-group	3,189	11,147	2,093	3,758	6,218	26,405	(26,405)	-
Total	1,283,698	219,339	53,787	34,837	49,877	1,641,538	(26,405)	1,615,133
Operating costs and expenses	1,257,040	217,353	54,138	29,863	51,598	1,609,992	(27,003)	1,582,989
Operating Income	26,658	1,986	(351)	4,974	(1,721)	31,546	598	32,144
Income before special items	25,621	8,725	(3,308)	4,916	(1,952)	34,002	657	34,659

For the three-months ended Dec. 31, 2003 (from Oct.1, 2003 to Dec 31, 2003) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	451,834	72,056	15,898	11,572	11,408	562,768	-	562,768
(2) Inter-group	1,075	4,120	746	1,063	1,754	8,758	(8,758)	-
Total	452,909	76,176	16,644	12,635	13,162	571,526	(8,758)	562,768
Operating costs and expenses	441,647	75,310	15,709	10,437	15,297	558,400	(9,276)	549,124
Operating Income	11,262	866	935	2,198	(2,135)	13,126	518	13,644
Income before special items	11,066	3,613	239	2,209	(2,014)	15,113	202	15,315

For the year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,738,809	259,744	60,829	41,405	62,301	2,163,088	-	2,163,088
(2) Inter-group	5,017	12,600	868	3,797	7,616	29,898	(29,898)	-
Total	1,743,826	272,344	61,697	45,202	69,917	2,192,986	(29,898)	2,163,088
Operating costs and expenses	1,711,491	269,795	64,383	39,158	67,951	2,152,778	(29,946)	2,122,832
Operating Income	32,335	2,549	(2,686)	6,044	1,966	40,208	48	40,256
Income before special items	24,767	9,755	(5,890)	5,630	2,624	36,886	82	36,968

Note1.Product group categorized above is mainly adopted under internal control purpose.
In October 2003,the metal fabrication buisiness of Nippon Mining & Metals Co., was split off and transferred to newly established Nikko Metal Manufacturing Co.,Ltd. As a result of this measure, the Nippon Mining Holdings Group was reorganized into four core business systems: petroleum (Japan Energy Group), resources and non-ferrous metals (Nippon Mining & Metals Group), electronic materials (Nikko Materials Group), and metal fabrication (Nikko Metal Manufacturing Group). The figures for the year ended March 31,2003 have been reclassified to conform with the presentation for nine-months ended Dec. 31, 2003.

Note 2. Main products for each group are the following;

Petroleum	: gasoline, naphtha, kerosene, gas oil, heavy fuel oil, liquefied petroleum gas, petrochemicals, lubricating oil, etc.
Resources and Non-ferrous Metals	: resource development,copper, gold, silver, zinc, sulfuric acid, etc.
Electronic Materials	: copper foils, sputtering targets, compound semiconductor materials, etc
Metal Fabrication	: Wrought copper and copper alloy products, Special steel products, Precision products, etc
Other Operations	: convenience store, rental and leased car business, information service

Quarterly Review & Annual Forecasts FY2003

	Fiscal Year 2003				
	1Q (from Apr.1,2003 to Jun.30,2003)	2Q (from Jul.1,2003 to Sep.30,2003)	3Q (from Oct.1,2003 to Dec.31,2003)	4Q (from Jan.1,2004 to Mar.31,2004) (Forcasts)	FY2003 (from Apr.1,2003 to Mar.31,2004) (Forcasts)
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Net Sales	516,053	536,312	562,768	574,867	2,190,000
Ordinary Income	10,963	8,381	15,315	11,841	46,500
Net Income	2,489	1,664	6,076	3,271	13,500
	yen	yen	yen	yen	yen
Earnings per share	3.67	2.45	8.95	4.81	19.88
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Total Assets	1,573,989	1,586,402	1,610,008	1,570,000	1,570,000
Shareholders' Equity	207,368	222,659	228,591	230,800	230,800
	yen	yen	yen	yen	yen
Shareholders' Equity per share	305.43	327.95	336.70	339.96	339.96
	1H (from Apr.1,2003 to Sep.30,2003)		3Q (from Oct.1,2003 to Dec.31,2003)	4Q (from Jan.1,2004 to Mar.31,2004) (Forcasts)	FY2003 (from Apr.1,2003 to Mar.31,2004) (Forcasts)
	millions of yen		millions of yen	millions of yen	millions of yen
Cash flows from operating activities	9,926		41,411	30,763	82,100
Cash flows from investing activities	2,743		(68)	(14,275)	(11,600)
Cash flows from financing activities	(19,606)		(38,726)	(34,568)	(92,900)
Cash and cash equivalents at end of period	70,507		72,639	54,500	54,500

Financial Results for the Third Quarter of the FY2003

Nippon Mining Holdings, INC.

February 12, 2004

※Consolidated financial results of Japan Energy Corporation for the first half of the previous year (FY2002) is presented for comparison.
※Statements which are not an historical fact are future projections made based on certain assumptions and our management's judgment drawn from currently available information. Please note that actual performance may vary significantly from any particular projection, due to various factors.

I Financial Results for 3Q FY2003

1. Operating Results (consolidated)

(Billions of Yen)

	FY2003			FY2002		
	1H	3Q (3months)	9 months ended Dec2003	1H	2H	Total
Net Sales	1052.4	562.8	1615.1	1010.7	1152.4	2163.1
Operating Income (Loss)	18.5	13.6	32.1	12.2	28.1	40.3
Other Income (Expenses)	0.8	1.7	2.5	△ 0.9	△2.4	△3.3
Ordinary Income (Loss)	19.3	15.3	34.7	11.3	25.7	37.0
Special Profit (Loss)	△21.0	△2.2	△23.2	△ 3.8	△19.7	△23.5
Income Taxes	△ 7.7	5.8	△1.9	1.6	3.1	4.7
Minority Interest	1.9	1.3	3.2	3.7	1.5	5.1
Net Income (Loss)	4.2	6.1	10.2	2.3	1.4	3.7

(1) Scope of Consolidation

① Consolidated subsidiaries 96 (8 additions, 7 reductions)
② Equity method affiliates 20 (2 additions, 1 reduction)

(2) 3Q (3 months (Sep. 1 2003 to Dec. 31 2003))

<billion yen>

① Ordinary Income 15.3

[1] Operating Income 13.6
- Petroleum 11.3
- Resources & Non-ferrous Metals 0.9
- Electronic Materials 0.9
- Metal Fabrication 2.2
- Others △1.6

Total 13.6

[2] Other Income (Loss) 1.7
- Interest and dividends 0.5
- Amortization of negative good will 1.2
- Equity in gain of affiliates 2.6
- Interest expenses △3.4
- Others 0.8

Total 1.7

② Special Profit(Loss) △2.2
- Loss on disposal of property △1.3
- Structural reform measures △0.4
- Others △0.5

Total △2.2

(3) 3Q (9 months (Apr. 1 2003 to Dec. 31 2003)

<billion yen>

① Ordinary Income 34.7

[1] Operating Income 32.1
- Petroleum 26.7
- Resources & Non-ferrous Metals 2.0
- Electronic Materials △0.4
- Metal Fabrication 5.0
- Others △1.1

Total 32.1

[2] Other Income (Loss) 2.5
- Interest and dividends 2.3
- Amortization of negative good will 3.5
- Equity in gain of affiliates 8.5
- Interest expenses △11.2
- Others △0.6

Total 2.5

② Special Profit(Loss) △23.2
- Gain on redemption of securities 8.5
- Gain on sales of securities 0.6
- Loss on disposal of property △5.1
- Loss on write-down of securities △0.8
- Structural reform measures △24.9
- Others △1.5

Total △23.2

(4) Segments

(Billions of Yen)

		FY2003 1H	FY2003 3Q (3 months)	FY2003 Total	FY2002 1H	FY2002 2H	FY2002 Total
Petroleum	Net Sales	830.8	452.9	1283.7	804.8	939.0	1743.8
	Operating Income	15.4	11.3	26.7	7.3	25.0	32.3
	Ordinary Income	14.6	11.1	25.6	3.4	21.3	24.8
Resources & Non-ferrous Metals	Net Sales	143.2	76.2	219.3	131.7	140.6	272.3
	Operating Income	1.1	0.9	2.0	1.4	1.1	2.5
	Ordinary Income	5.1	3.6	8.7	5.8	4.0	9.8
Electronic Materials	Net Sales	37.1	16.6	53.8	30.7	31.0	61.7
	Operating Income	△1.3	0.9	△0.4	△1.4	△1.3	△2.7
	Ordinary Income	△3.5	0.2	△3.3	△2.7	△3.2	△5.9
Metal Fabrication	Net Sales	22.2	12.6	34.8	23.2	22.0	45.2
	Operating Income	2.8	2.2	5.0	3.3	2.7	6.0
	Ordinary Income	2.7	2.2	4.9	3.1	2.6	5.6
Others	Net Sales	36.7	13.2	49.9	34.3	35.7	69.9
	Operating Income	0.5	△1.6	△1.1	1.5	0.5	2.0
	Ordinary Income	0.5	△1.8	△1.3	1.7	1.0	2.7
Eliminations	Net Sales	△17.6	△8.8	△26.4	△14.0	△15.9	△29.9
Total	Net Sales	1052.4	562.8	1615.1	1010.7	1152.4	2163.1
	Operating Income	18.5	13.6	32.1	12.2	28.1	40.3
	Ordinary Income	19.3	15.3	34.7	11.3	25.7	37.0

※Net Sales by segments include inter-segment sales.

(5) Key Data

		FY2003 1H	FY2003 3Q	FY2003 Total	FY2002 1H	FY2002 2H	FY2002 Total
Petroleum	Exchange Rate (¥/$)	118	109	115	123	121	122
	Dubai Spot Price ($/BL)	25.5	27.7	26.2	24.3	26.7	25.5
	Market Price of Paraxylene ($/t)	548	572	556	442	533	488
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	77	93	82	71	73	72
	Electrolytic Copper Sales (1000 tones)	301	159	460	287	297	583
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,367	2,142	2,310	2,081	2,112	2,097
	Treated Rolled Copper Foil Sales (1000 meters/month)	2,743	3,251	2,912	1,753	2,265	2,009
Metal Fabrication	Wrought copper products (1000tones)	18	10	28	19	17	35
	Special Steel Products (1000tones)	5	3	8	7	7	14

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Operating Results (Billions of Yen)

	FY2003			FY2002		
	1H	3Q	Total	1H	2H	Total
Net Sales	830.8	452.9	1283.7	804.8	939.0	1743.8
Operating Income (Loss)	15.4	11.3	26.7	7.3	25.0	32.3
Ordinary Income (Loss)	14.6	11.1	25.6	3.4	21.3	24.8

(2) Sales volume, growth rate and Japan Energy' s market share of fuel oil

	Domestic sales volume (thousands of KL)			Growth rate (03/1Q-3Q vs. 02/1Q-3Q)		Japan Energy's market share
	FY2003			JOMO	Nation-wide	FY2003 1Q-3Q
	1H	3Q	Total			
Gasoline	3,169	1,613	4,782	99.2%	102.4%	10.2%
Naphtha	1,515	847	2,362	105.1%	103.8%	9.0%
Jet Fuel	367	202	569	110.8%	102.8%	14.2%
Kerosene	649	923	1,572	87.1%	94.0%	9.3%
Gas Oil	2,165	1,180	3,345	96.8%	97.7%	11.5%
A Heavy Fuel	937	637	1,574	92.8%	101.5%	7.5%
C Heavy Fuel	1,260	711	1,971	135.8%	111.5%	9.3%
Total	10,062	6,114	16,176	101.1%	101.8%	9.8%
Gasoline & Middle Distillation	6,920	4,353	11,273	95.7%	99.7%	9.9%

(3) Refining volume of crude oil and utilization rate of crude oil distillation units

(millions of KL)

		FY2003			FY2002				
		Apr-Jun	Jul-Sep	Oct-Dec	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
Group Total	Refining volume	7.07	6.45	6.91	5.83	6.45	6.95	7.37	26.58
	Operating Ratio	84%	76%	81%	70%	77%	83%	88%	80%
	Comparison with Previous Year	121%	100%	99%	96%	97%	100%	106%	100%
Mizushima	Refining volume	2.63	2.44	2.32	2.61	2.53	2.65	2.80	10.59
	Operating Ratio	91%	84%	79%	90%	86%	90%	98%	91%
	Comparison with Previous Year	101%	97%	88%	142%	95%	94%	104%	106%
Kashima	Refining volume	2.46	2.18	2.63	1.48	2.28	2.47	2.58	8.81
	Operating Ratio	89%	79%	95%	※57%	86%	94%	95%	83%
	Comparison with Previous Year	166%	96%	106%	71%	100%	108%	112%	98%

※Influence of regular shutdown maintenance

☆Capacity of Japan Energy Group's Refinery

Japan Energy Mizushima Refinery : 200,200 Barrels/Day

Kashima Oil Kashima Refinery : 190,000 Barrels/Day

Fuji Oil Sodegaura Refinery : 192,000 Barrels/Day

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Operating Results

(Billions of Yen)

	FY2003			FY2002		
	1H	3Q	Total	1H	2H	Total
Net Sales	143.2	76.2	219.3	131.7	140.6	272.3
Operating Income (Loss)	1.1	0.9	2.0	1.4	1.1	2.5
Ordinary Income (Loss)	5.1	3.6	8.7	5.8	4.0	9.8

(2) Price and Sales Volume

		FY2003			FY2002		
		1H	3Q	Total	1H	2H	Total
Price	Copper (¢/lb)	77	93	82	71	73	72
	Zinc ($/t)	797	930	842	774	779	777
	Gold ($/TOZ)	355	392	367	314	338	326
	Platinum ($/TOZ)	669	766	702	543	625	584
	Palladium ($/TOZ)	179	199	186	339	263	301
Sales Volume (thousand tones)	Copper	301	159	460	287	297	583
	Zinc	41	23	65	47	46	94

<3> Electronic Materials (Nikko Materials Group)

(1) Operating Results

(Billions of Yen)

	FY2003			FY2002		
	1H	3Q	Total	1H	2H	Total
Net Sales	37.1	16.6	53.8	30.7	31.0	61.7
Operating Income (Loss)	△1.3	0.9	△0.4	△1.4	△1.3	△2.7
Ordinary Income (Loss)	△3.5	0.2	△3.3	△2.7	△3.2	△5.9

※ Including the income loss of the 3rd quarter of GEI (△1.5 billion yen)

(2) Breakdown by Products

(Billions of Yen)

		FY2003			FY2002		
		1H	3Q	Total	1H	2H	Total
Electro-Deposited Copper Foil	Net Sales	* 13.4	4.4	17.8	11.5	10.2	21.7
	Operating Income	* △3.5	△0.6	△4.1	△2.5	△3.7	△6.2
Treated Rolled Copper Foil and Target	Net Sales	18.0	9.7	27.7	14.0	16.0	30.0
	Operating Income	4.0	2.3	6.3	3.2	3.9	7.1
Compound Semiconductor Materials and Others	Net Sales	5.7	2.5	8.2	5.2	4.8	10.0
	Operating Income	△1.8	△0.8	△2.6	△2.1	△1.5	△3.6
Total	Net Sales	37.1	16.6	53.8	30.7	31.0	61.7
	Operating Income	△1.3	0.9	△0.4	△1.4	△1.3	△2.7

※:Including the 3rd quarter of GEI (Sales: 2.6bn yen , Operating Loss:1.2bn yen)

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Operating Results

(Billions of Yen)

	FY2003			FY2002		
	1H	3Q	Total	1H	2H	Total
Net Sales	22.2	12.6	34.8	23.2	22.0	45.2
Operating Income (Loss)	2.8	2.2	5.0	3.3	2.7	6.0
Ordinary Income (Loss)	2.7	2.2	4.9	3.1	2.6	5.6

(2) Sales by Products

(Billions of Yen)

		FY2003			FY2002		
		1H	3Q	Total	1H	2H	Total
Wrought copper	Phosphor bronze	5.3	3.1	8.4	6.9	6.0	12.8
	Brass	2.1	1.1	3.2	2.3	2.3	4.5
	Copper foil	2.6	1.5	4.1	1.7	2.1	3.8
	Others	2.7	1.4	4.1	2.8	2.3	5.2
Special steel	Stainless steel	1.8	0.9	2.7	2.3	2.2	4.5
	High-nickel alloy	2.8	1.5	4.3	3.4	3.2	6.6
	Others	0.2	0.1	0.3	0.3	0.3	0.7
Others (precision manufacturing etc.)		4.7	3.0	7.7	3.5	3.6	7.1
Total		22.2	12.6	34.8	23.2	22.0	45.2

II Annual Forecasts FY2003

1. Quarterly Review

(Billions of Yen)

		FY2003						
		1Q	2Q	1H	3Q	4Q	2H	Total
Petroleum	Net Sales	414.7	416.1	830.8	452.9	456.3	909.2	1740.0
	Operating Income	10.7	4.7	15.4	11.3	5.8	17.1	32.5
	Ordinary Income	10.2	4.4	14.6	11.1	4.3	15.4	30.0
Resources & Non-ferrous Metals	Net Sales	64.3	78.9	143.2	76.2	78.6	154.8	298.0
	Operating Income	0.3	0.8	1.1	0.9	1.6	2.5	3.6
	Ordinary Income	1.2	3.9	5.1	3.6	3.8	7.4	12.5
Electronic Materials	Net Sales	16.2	20.9	37.1	16.6	19.8	36.4	73.5
	Operating Income	0.1	△1.4	△1.3	0.9	1.1	2.0	0.7
	Ordinary Income	△0.6	△2.9	△3.5	0.2	0.8	1.0	△2.5
Metal Fabrication	Net Sales	11.1	11.1	22.2	12.6	11.2	23.8	46.0
	Operating Income	1.6	1.2	2.8	2.2	1.9	4.1	6.9
	Ordinary Income	1.7	1.0	2.7	2.2	1.6	3.8	6.5
Others	Net Sales	15.9	20.8	36.7	13.2	16.6	29.8	66.5
	Operating Income	△1.8	2.3	0.5	△1.6	1.4	△0.2	0.3
	Ordinary Income	△1.5	2.0	0.5	△1.8	1.3	△0.5	0.0
Eliminations	Net Sales	△6.1	△11.5	△17.6	△8.8	△7.6	△16.4	△34.0
Total	Net Sales	516.1	536.3	1052.4	562.8	574.9	1137.6	2190.0
	Operating Income	10.9	7.6	18.5	13.6	11.9	25.5	44.0
	Ordinary Income	11.0	8.4	19.3	15.3	11.8	27.2	46.5

※Net Sales by segments include inter-segment sales.

2. Comparison with FY2002

(1) Assumptions

		FY2003			FY2002		
		1H	2H	Total	1H	2H	Total
Petroleum	Exchange Rate (¥/$)	118	108	113	123	121	122
	Dubai Spot Price ($/BL)	25.5	28.1	26.8	24.3	26.7	25.5
	Market Price of Paraxylene ($/t)	548	606	577	442	533	488
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	77	97	87	71	73	72
	Electrolytic Copper Sales (1000 tones)	301	309	610	287	297	583
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,367	2,368	2,370	2,081	2,112	2,097
	Treated Rolled Copper Foil Sales (1000 meters/month)	2,743	3,318	3,031	1,753	2,265	2,009
Metal Fabrication	Wrought copper products (1000tones)	18	19	37	19	17	35
	Special Steel Products (1000tones)	5	5	11	7	7	14

(2) Operating Forecasts (consolidated)

(Billions of Yen)

	FY2003			FY2002			Differences (FY2003-FY2002)
	1H	2H	Total	1H	2H	Total	
Net Sales	1052.4	1137.6	2190.0	1010.7	1152.4	2163.1	(○) 26.9
Operating Income (Loss)	18.5	25.5	44.0	12.2	28.1	40.3	(○) 3.7
Ordinary Income (Loss)	19.3	27.2	46.5	11.3	25.7	37.0	(○) 9.5
Net Income (Loss)	4.2	9.3	13.5	2.3	1.4	3.7	(○) 9.8
Ordinary Margin (%)	1.8	2.4	2.1	1.1	2.2	1.7	(○) 0.4
Earnings Per Share (yen)			19.9 (15.9)			5.9 (4.3)	(○) 14.0 ((○) 11.6)

(   ) : include treasury stock.

(3) Operating Forecasts by Segments

(Billions of Yen)

		FY2003(forecast)			FY2002			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Petroleum	Net Sales	830.8	909.2	1740.0	804.8	939.0	1743.8	(0)26.0	(X)29.8	(X) 3.8
	Operating Income	15.4	17.1	32.5	7.3	25.0	32.3	(0)8.1	(X) 7.9	(0) 0.2
	Ordinary Income	14.6	15.4	30.0	3.4	21.3	24.8	(0)11.2	(X) 5.9	(0) 5.2
Resources & Non-ferrous Metals	Net Sales	143.2	154.8	298.0	131.7	140.6	272.3	(0)11.4	(0)14.2	(0)25.7
	Operating Income	1.1	2.5	3.6	1.4	1.1	2.5	(X)0.3	(0) 1.4	(0) 1.1
	Ordinary Income	5.1	7.4	12.5	5.8	4.0	9.8	(X)0.6	(0) 3.4	(0) 2.7
Electronic Materials	Net Sales	37.1	36.4	73.5	30.7	31.0	61.7	(0)6.5	(0) 5.4	(0)11.8
	Operating Income	△1.3	2.0	0.7	△1.4	△1.3	△2.7	(0)0.1	(0) 3.3	(0) 3.4
	Ordinary Income	△3.5	1.0	△2.5	△2.7	△3.2	△5.9	(X)0.9	(0) 4.2	(0) 3.3
Metal Fabrication	Net Sales	22.2	23.8	46.0	23.2	22.0	45.2	(X)1.0	(0) 1.8	(0) 0.8
	Operating Income	2.8	4.1	6.9	3.3	2.7	6.0	(X)0.5	(0) 1.4	(0) 0.9
	Ordinary Income	2.7	3.8	6.5	3.1	2.6	5.6	(X)0.4	(0) 1.2	(0) 0.9
Others	Net Sales	36.7	29.8	66.5	34.3	35.7	69.9	(0)2.5	(X) 5.9	(X) 3.4
	Operating Income	0.5	△0.2	0.3	1.5	0.5	2.0	(X)1.0	(X) 0.7	(X) 1.7
	Ordinary Income	0.5	△0.5	0.0	1.7	1.0	2.7	(X)1.2	(X) 1.5	(X) 2.7
Eliminations	Net Sales	△17.6	△16.4	△34.0	△14.0	△15.9	△29.9	(X)3.6	(X) 0.5	(X) 4.1
Total	Net Sales	1052.4	1137.6	2190.0	1010.7	1152.4	2163.1	(0)41.7	(X)14.8	(0)26.9
	Operating Income	18.5	25.5	44.0	12.2	28.1	40.3	(0)6.3	(X) 2.6	(0) 3.7
	Ordinary Income	19.3	27.2	46.5	11.3	25.7	37.0	(0)8.0	(0) 1.5	(0) 9.5

※Net Sales include inter-segments sales.

(4) Comparison of Ordinary Income (FY2004 vs. FY2003)

(Billions of Yen)

	FY2003	FY2003	Differences	Factors
Petroleum	30.0	24.8	(○)5.2	・Inventories (×) 16.3 (14.2→△2.0) ・Mid-term Mng. Plan (○) 9.0 ・Petrochemicals (○) 3.0 ・Margin (Time Lag) (○) 4.5 ・Other Income (○) 5.0 (equity in earnings of investee, exchange gain etc.)
Resources & Non-ferrous Metals	12.5	9.8	(○)2.7	・Nippon Mining & Metals and consolidated subsidiaries (○)0.5 (sales increase and copper price rise etc.) ・Euity in earnings of investee (○)2.1 (Minera Los Pelambres(○)3.8, LG-Nikko(×)1.7)
Electronic Materials	△2.5	△5.9	(○)3.3	Sales increase in treated rolled copper and sputtering target materials etc.
Metal Fabrication	6.5	5.6	(○)0.9	Sales increase in foils and high performance materials etc.
Others	0.0	2.7	(×)2.7	Sales decrease caused by cool summer etc.
Total	46.5	37.0	(○)9.5	

3. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Forecasts

(Billions of Yen)

	FY2003			FY2002			Differences		
	1H	2H	total	1H	2H	total	1H	2H	total
Net Sales	830.8	909.2	1740.0	804.8	939.0	1743.8	(○)26.0	(×)29.8	(×) 3.8
Operating Income (Loss)	15.4	17.1	32.5	7.3	25.0	32.3	(○) 8.1	(×) 7.9	(○) 0.2
Ordinary Income (Loss)	14.6	15.4	30.0	3.4	21.3	24.8	(○)11.2	(×) 5.9	(○) 5.2

(2) Growth rate of fuel oil

	Domestic sales volume (thousands of KL)			Annual growth rate FY2003		Japan Energy's market share	
	FY2003	FY2002	Differences	JOMO	Nation-wide※	FY2003	FY2002
Gasoline	6,242	6,276	(−) 34	99.5%	101.7%	10.2%	10.4%
Naphtha	3,177	2,993	(+)184	106.1%	103.1%	9.0%	8.7%
Jet Fuel	728	689	(+) 39	105.7%	102.9%	13.5%	13.1%
Kerosene	2,746	3,042	(−)296	90.3%	93.0%	9.7%	10.0%
Gas Oil	4,381	4,534	(−)153	96.6%	97.2%	11.5%	11.6%
A Heavy Fuel	2,248	2,363	(−)115	95.1%	100.0%	7.6%	8.0%
C Heavy Fuel	2,550	2,334	(+)216	109.3%	105.1%	8.9%	8.5%
Total	22,072	22,232	(−)160	99.3%	100.2%	9.7%	9.8%
Gasoline & Middle Distillation	15,617	16,215	(−)598	96.3%	98.6%	9.9%	10.2%

※Growth rate : forecast by Japan Energy

(3) Number of JOMO Service Stations

	1998 Mar 31	1999 Mar 31	2000 Mar 31	2001 Mar 31	2002 Mar 31	2003 Mar 31	2003 Sep 30	2003 Dec 31
Owned by Japan Energy (Self-SS)	1,489	1,406	1,377	1,328	1,284 (105)	1,229 (227)	1,216 (242)	1,217 (258)
Owned by wholesalers etc. (Self-SS)	4,590	3,811	3,575	3,318	3,192 (59)	3,067 (95)	2,986 (106)	2,962 (118)
Total (Self-SS)	6,079	5,217	4,952	4,646	4,476 (164)	4,296 (322)	4,202 (348)	4,179 (376)

(4) Petrochemical Profit(Loss)

(Billions of Yen)

FY2003	FY2002	FY2001	FY2000
8.5	5.5	0	3.0

(5) Profitability Improvements

(Billions of Yen)

	FY2003	FY2002
Cost reduction	12.5	8.0
Income increase	7.5	3.0
Total	20.0	11.0

FY2005
18.5
11.5
30.0

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Forecasts

(Billions of Yen)

	FY2003			FY2002			Differences		
	1H	2H	total	1H	2H	total	1H	2H	total
Net Sales	143.2	154.8	298.0	131.7	140.6	272.3	(○)11.4	(○)14.2	(○)25.7
Operating Income (Loss)	1.1	2.5	3.6	1.4	1.1	2.5	(×) 0.3	(○) 1.4	(○) 1.1
Ordinary Income (Loss)	5.1	7.4	12.5	5.8	4.0	9.8	(×) 0.6	(○) 3.4	(○) 2.7

(2) Price and Sales Volume

		FY2003			FY2002		
		1H	2H		1H	2H	
Price	Copper (¢/lb)	77	97	87	71	73	72
	Zinc ($/t)	797	950	874	774	779	777
	Gold ($/TOZ)	355	396	376	314	338	326
	Platinum ($/TOZ)	669	783	726	543	625	584
	Palladium ($/TOZ)	179	199	189	339	263	301
Sales Volume (thousand tones)	Copper	301	309	610	287	297	583
	Zinc	41	47	88	47	46	94

<3> Electronic Materials (Nikko Materials Group)

(1) Forecasts

(Billions of Yen)

	FY2003			FY2002			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	37.1	36.4	73.5	30.7	31.0	61.7	(○)6.5	(○)5.4	(○)11.8
Operating Income (Loss)	△1.3	2.0	0.7	△1.4	△1.3	△2.7	(○)0.1	(○)3.3	(○)3.4
Ordinary Income (Loss)	△3.5	1.0	△2.5	△2.7	△3.2	△5.9	(×)0.9	(○)4.2	(○)3.3

(2) Breakdown by Products

(Billions of Yen)

		FY2003			FY2002			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Electro-Deposited Copper Foil	Net Sales	※13.4	10.1	23.5	11.5	10.2	21.7	(○)1.9	(×)0.1	(○)1.8
	Operating Income	※△3.5	△1.3	△4.8	△2.5	△3.7	△6.2	(×)1.0	(○)2.4	(○)1.4
Treated Rolled Copper Foil and Target	Net Sales	18.0	21.4	39.4	14.0	16.0	30.0	(○)4.0	(○)5.4	(○)9.4
	Operating Income	4.0	5.1	9.1	3.2	3.9	7.1	(○)0.8	(○)1.2	(○)2.0
Compound semiconductor materials and others	Net Sales	5.7	4.9	10.6	5.2	4.8	10.0	(○)0.5	(○)0.1	(○)0.6
	Operating Income	△1.8	△1.8	△3.6	△2.1	△1.5	△3.6	(○)0.3	(×)0.4	—
Total	Net Sales	37.1	36.4	73.5	30.7	31.0	61.7	(○)6.5	(○)5.4	(○)11.8
	Operating Income	△1.3	2.0	0.7	△1.4	△1.3	△2.7	(○)0.1	(○)3.3	(○)3.4

※:Including the 3rd quarter of GEI (Sales: 2.6bn yen , Operating Loss:1.2bn yen)

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Forecasts

(Billions of Yen)

	FY2003			FY2002			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	22.2	23.8	46.0	23.2	22.0	45.2	(×)1.0	(○)1.8	(○)0.8
Operating Income (Loss)	2.8	4.1	6.9	3.3	2.7	6.0	(×)0.5	(○)1.4	(○)0.9
Ordinary Income (Loss)	2.7	3.8	6.5	3.1	2.6	5.6	(×)0.4	(○)1.2	(○)0.9

(2) Sales by Products

(Billions of Yen)

		FY2003			FY2002			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Wrought copper	Phosphor bronze	5.3	6.0	11.4	6.9	6.0	12.8	×1.6	○0.1	×1.5
	Brass	2.1	2.0	4.2	2.3	2.3	4.5	×0.2	×0.2	×0.3
	Copper foil	2.6	2.9	5.5	1.7	2.1	3.8	○0.9	○0.7	○1.7
	Others	2.7	3.2	5.8	2.8	2.3	5.2	×0.1	○0.9	○0.6
Special steel	Stainless steel	1.8	1.8	3.6	2.3	2.2	4.5	×0.5	×0.4	×0.8
	High-nickel alloy	2.8	3.1	5.9	3.4	3.2	6.6	×0.6	×0.1	×0.7
	Others	0.2	0.2	0.4	0.3	0.3	0.7	×0.1	×0.2	×0.4
Others (precision manufacturing etc.)		4.7	4.6	9.2	3.5	3.6	7.1	○1.2	○1.0	○2.2
Total		22.2	23.8	46.0	23.2	22.0	45.2	×1.0	○1.8	○0.8

Ⅲ Others (Consolidated Balance Sheet, Cash Flows etc.)

1. Consolidated Balance Sheet

(Billions of Yen)

	Dec 31 2003	Mar 31 2003 [A]	Differences	Mar 31 2004 (forecast) [B]	[B]−[A]
Current Assets	616.8	596.1	(+) 20.7	1570.0	(-) 58.7
Fixed Assets	993.2	1032.6	(-) 39.5		
Total Assets	1610.0	1628.7	(-) 18.7	1570.0	(-) 58.7
Current Liabilities	784.7	789.7	(-) 5.0	1297.8	(-) 88.4
Fixed Liabilities	556.6	596.5	(-) 39.9		
Minority Interest	40.2	37.6	(+) 2.6	41.4	(+) 3.8
Total Shareholder's Equity	228.6	204.9	(+) 23.6	230.8	(+) 25.9
Shareholder's Equity Ratio	14.2%	12.6%	(+) 1.6%	14.7%	(+) 2.2%
BPS	¥269.42	¥241.55	(+) ¥27.87	¥272.02	(+) ¥ 30.47
Interest Bearing Debt	811.9	876.4	(-) 64.5	780.0	(-) 96.4

※BPS is calculated with the number of issued shares 848million. (Treasury stock included)

①Factors (from Mar 31 2003 to Dec 31 2003) (Billions of Yen)

Assets (-) 18.7	Cash and cash equivalents (-) 3.7、Trade receivables (+) 21.6、Inventories (+)1.9、Fixed assets (-)42.9 (Investments in equipment (+) 22.8、Depreciation (-) 35.1、Sales and disposals of fixed assets (-) 21.7 etc.)、Investments in securities (+) 35.7 (Unrealized gain on securities (+)35.9)、Offset of deferred tax assets/liabilities* (-)18.3、Loan (-)6.4 、Others (-) 6.6
Liabilities (-) 44.9	Interest bearing debt (-) 64.5、Trade payables (+) 41.8、Offset of deferred tax assets/liabilities* (-)18.3、Others (-) 3.9
Minority Interest (+) 2.6	
Shareholder's Equity (+) 23.6	Net income (+) 10.2、Dividends(-)2.7、Unrealized gain on securities (+)21.2、Others(-)5.1

②Factors (from Mar 31 2003 to Mar 31 2004) (Forecast)

Assets (-) 58.7	Cash and cash equivalents (-) 21.8、Trade receivables/Inventories (-)11.5、Investments in equipment (+) 40.0、Depreciation (-) 46.7、Sales and disposals of fixed assets (-) 31.0、Unrealized gain on securities (+)34.3、Offset of deferred tax assets/liabilities* (-)18.3、Others (-) 3.7
Liabilities (-) 88.4	Interest bearing debt (-) 96.4、Trade payables (+) 20.7、Offset of deferred tax assets/liabilities* (-)18.3、Others (+) 5.6
Minority Interest (+) 3.8	
Shareholder's Equity (+) 25.9	Net income (+) 13.5、Dividends(-)2.7、Unrealized gain on marketable securities (+)20.1、Others(-)5.0

* This resulted from the establishment of Japan Energy Corporation. (Split-off from former Japan Energy Corporation)

2. Consolidated Cash Flows

(Billions of Yen)

	FY2003 1H	FY2003 3Q	Total	FY2002	FY2003 (forecast)
Cash Flows from Operating Activities	(+) 9.9	(+)41.4	(+)51.3	(+) 14.3	(+) 83.4
Cash Flows from Investing Activities	(+) 2.7	0	(+) 2.7	(-) 15.7	(-) 13.0
Cash Flows from Financing Activities	(-)19.6	(-)38.7	(-)58.3	(-) 17.6	(-) 92.8
Effect of Exchange Rate Changes	(+) 0.1	(-) 0.6	(-) 0.5	(-) 1.4	(-) 0.5
Net Decrease in Cash and Cash Equivalents	(-) 6.9	(+) 2.1	(-) 4.8	(-) 20.3	(-) 22.9

(1) Total (1Q~3Q FY2003) Breakdown

① **Cash Flows from Operating Activities (+) 51.3**

Ordinary income (+)34.7、Depreciation (+) 35.1、
Equity in gain of unconsolidated subsidiaries and affiliates (-)8.5、
Trade receivables, inventories and trade payables (+) 7.3、Tax (-) 8.3、Others (-) 9.0

② **Cash Flows from Investing Activities (+) 2.7**

Investments in equipment (-) 24.1、Investment and financing expenditure (-) 4.0、
Income in investment (+) 24.9、Others (+) 5.9

③ **Cash Flows from Financing Activities (−) 58.3**

Interest bearing debt repayment (-) 55.7、Dividends (-) 2.7、Others (+) 0.1

(2) FY2003 (forecast) Breakdown

① **Cash Flows from Operating Activities (+) 83.4**

Ordinary income (+) 46.5、Depreciation (+) 46.7、
Equity in gain of unconsolidated subsidiaries and affiliates (-)11.3、
Trade receivables, inventories and trade payables and (+) 21.0、
Tax (-) 10.0、Others (-) 9.5

② **Cash Flows from Investing Activities (−) 13.0**

Investments in equipment (-) 41.5、Investment and financing expenditure (-) 10.4、
Income in investment (+) 34.9、Others (+) 4.0

③ **Cash Flows from Financing Activities (−) 92.8**

Interest bearing debt repayment (-) 89.6、dividends (-) 2.7、Others (-) 0.5

3. Dividends

FY2002				FY2003 (expected)			
Interim	final	total	*Payment amount	Interim	final	annual	*Payment amount
※	¥4.00	¥4.00	¥ 3,392 million	----	¥6.00	¥6.00	¥ 4,073 million

※The Company paid share transfer delivery consideration (total: 3,375 million yen) to the shareholders as of September 25, 2002.
* Payment amount includes the payments to the consolidated companies.

4. Interest-bearing Debt

(Billions of Yen)

	Mar31 2002	Mar31 2003	Dec31 2003	Differences
Nippon Mining Holdings	--	7.0	60.4	(+) 60.4
(Former) Japan Energy	411.1	404.5	--	(-)411.1
Japan Energy	--	--	317.9	(+)317.9
Kashima Oil	115.7	125.7	120.5	(+) 4.8
Nippon Mining & Metals	134.1	135.2	116.6	(-) 17.5
Nikko Materials	30.8	34.7	57.3	(+) 26.5
Nikko Metal Manufacturing	--	--	29.8	(+) 29.8
Others and eliminations	201.1	169.3	109.4	(-) 91.7
Total	892.8	876.4	811.9	(-) 80.9
Reduction from Mar31 2002	--	(-)16.4	(-) 80.9	

5. Debt to Equity Ratio

(Billions of Yen)

	Mar. 31 2002(A)	Mar. 31 2003	Dec. 31 2003 (B)	(B)-(A)	Mar. 31 2004 (Forecast)
Interest-bearing Debt	892.8	876.4	811.9	(-) 80.9	780.0
Shareholder's Equity	181.5	204.9	228.6	(+) 47.1	230.8
Debt to Equity Ratio (%)	4.92	4.28	3.55	(-) 1.37	3.38

6. Capital Expenditure and Depreciation

(Billions of Yen)

	FY2003 1H	FY2003 (forecast)	FY2002
Capital expenditure	13.7	40.0	38.4
Depreciation	24.0	46.7	49.0
Difference	(-) 10.3	(-) 6.7	(-) 10.6

①Capital expenditure by segments (Billions of Yen)

	FY2003 1H	FY2003 (forecast)	FY2002
Petroleum (Japan Energy Group)	5.6	20.0	19.9
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	2.7	8.0	6.2
Electronic Materials (Nikko Materials Group)	2.0	6.5	4.3
Metal Fabrication (Nikko Metal Manufacturing Group)	0.9	2.5	1.7
Others	2.5	3.0	6.3
Total	13.7	40.0	38.4

②Depreciation by segments (Billions of Yen)

	FY2003 1H	FY2003 (forecast)	FY2002
Petroleum (Japan Energy Group)	13.5	27.1	28.1
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	3.6	7.2	7.1
Electronic Materials (Nikko Materials Group)	3.5	6.6	6.3
Metal Fabrication (Nikko Metal Manufacturing Group)	1.4	2.8	3.0
Others	2.0	3.0	4.5
Total	24.0	46.7	49.0

7. Number of Employees

	Mar 31 FY2002	Mar 31 FY2003	Sep 30 FY2003
Petroleum (Japan Energy Group)	5,007	4,447	4,253
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	2,579	2,604	1,475
Electronic Materials (Nikko Materials Group)	1,765	1,574	1,643
Metal Fabrication (Nikko Metal Manufacturing Group)	--	--	1,087
Others	1,563	1,758	1,391
Total	10,914	10,383	9,849

Exhibit ff

Consolidated Closing Report for the year ended March 31, 2004

May 12,2004

NIPPON MINING HOLDINGS, INC. (http://www.shinnikko-hd.co.jp/)

Code No.	: 5016
Stock Listings	: Tokyo, Osaka, Nagoya
Address of head office	: 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to	: IR and Public Relations Department Telephone number : (03) 5573 - 5118
Date of Board of Directors	: May 12, 2004

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Operating results for the fiscal year ended March 31, 2004 (the period from April 1, 2003 to March 31, 2004)

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	%(*1)	millions of yen	%(*1)	millions of yen	%(*1)
For the year ended March 31, 2004	2,214,589	[2.4]	50,397	[25.2]	53,737	[45.4]
For the year ended March 31, 2003	2,163,088	[3.8]	40,256	[45.1]	36,968	[45.5]

	Net Income		Primary EPS		Fully diluted EPS	
	millions of yen	%(*1)	yen	sen	yen	sen
For the year ended March 31, 2004	14,854	[306.7]	21	71	–	–
For the year ended March 31, 2003	3,652	–	5	89	–	–

	Net income to equity	Income(*2) to total assets	Income(*2) to sales
	%	%	%
For the year ended March 31, 2004	6.8	3.4	2.4
For the year ended March 31, 2003	1.9	2.2	1.7

Note: 1.Equity in earnings of non-consolidated subsidiary and affiliates 10,976 millions of yen (the previous fiscal year 7,922 millions of yen)
2.Average number of shares issued(consolidated) 678,928,690 shares (the previous fiscal year 611,027,210 shares)
3.Change of accounting method None

(*1) This represents a percentage of an increase or decrease from the previous fiscal year
(*2) Income is income before special items

(2) Financial position

	Total Assets	Total Shareholders' Equity
	millions of yen	millions of yen
As of March 31, 2004	1,572,529	233,742
As of March 31, 2003	1,628,723	204,946

	Net Worth Ratio	Shareholders' Equity Per Share	
	%	yen	sen
As of March 31, 2004	14.9	344	01
As of March 31, 2003	12.6	301	78

Note: Number of shares issued at end of year(consolidated) 679,123,537 shares (the previous fiscal year 678,956,166 shares)

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
For the year ended March 31, 2004	106,182	4,530
For the year ended March 31, 2003	14,344	(15,698)

	Cash flows from financing activities	Cash and cash equivalents at end of year
	millions of yen	millions of yen
For the year ended March 31, 2004	(115,794)	71,347
For the year ended March 31, 2003	(17,568)	76,294

(4) Consolidation group

Consolidated subsidiaries	93	(Japan Energy Corp., Nippon Mining & Metals Co.,Ltd., Nikko Materials Co.,Ltd., Nikko Metal Manufacturing Co.,Ltd.,etc.)
Non-consolidated subsidiary accounted for by equity method	1	(N.K.Curex Co.,Ltd.)
Affiliated companies accounted for by equity method	19	(LG-Nikko Copper Inc., Minera Los Pelambres., etc.)

2. Projection of operating results for the fiscal year ending March 31, 2005 (the period from April 1, 2004 to March 31, 2005)

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the six-months ending September 30, 2004	1,090,000	29,500	4,500
For the year ending March 31, 2005	2,309,000	66,500	24,000

(information purpose) Projection of Earnings Per Share 35 yen 34 sen

This projection is based on information available as of May 12, 2004.
The information is subject to change due to changes in the business environment.

Consolidated Balance Sheet

Account title	Fiscal 2003 (as of March 31, 2004)		Fiscal 2002 (as of March 31, 2003)		Increase (Decrease)
	millions of yen	%	millions of yen	%	
Assets	1,572,529	*100.0*	1,628,723	*100.0*	(56,194)
Current assets	*598,834*	*38.1*	*596,082*	*36.6*	2,752
Cash and time deposits	71,288		66,193		5,095
Notes and accounts receivable, trade	240,300		233,226		7,074
Securities	433		1,262		(829)
Inventories	218,671		223,240		(4,569)
Other current assets	69,951		74,286		(4,335)
Allowance for doubtful accounts	(1,809)		(2,125)		316
Fixed assets	*973,695*	*61.9*	*1,032,641*	*63.4*	(58,946)
Property, plant and equipment	618,322		650,831		(32,509)
Buildings and structures	165,720		172,561		(6,841)
Machinery and equipment	123,983		136,132		(12,149)
Land	306,299		311,589		(5,290)
Other	22,320		30,549		(8,229)
Intangible assets	77,249		98,173		(20,924)
Investments and other long-term assets	278,124		283,637		(5,513)
Investment in securities	174,359		148,004		26,355
Other	106,457		138,502		(32,045)
Allowance for doubtful accounts	(2,692)		(2,869)		177
Total assets	*1,572,529*	*100.0*	*1,628,723*	*100.0*	(56,194)
Liabilities	1,299,727	82.6	1,386,194	*85.1*	(86,467)
Current liabilities	*751,311*	*47.7*	*789,711*	*48.5*	(38,400)
Notes and accounts payable, trade	233,439		194,079		39,360
Short-term borrowing	333,166		427,834		(94,668)
Current portion of bonds	1,000		-		1,000
Accounts payable, other	111,408		97,675		13,733
Other current liabilities	72,298		70,123		2,175
Long-term liabilities	*548,416*	*34.9*	*596,483*	*36.6*	(48,067)
Bonds	56,400		57,400		(1,000)
Long-term debt	363,461		391,149		(27,688)
Deferred tax liabilities related to land revaluation	-		34,072		(34,072)
Allowance for retirement benefits	62,004		61,517		487
Allowance for periodic repair works	14,052		13,453		599
Other long-term liabilities	52,499		38,892		13,607
Minority interest in consolidated subsidiaries	39,060	2.5	37,583	2.3	1,477
Shareholders' Equity	233,742	*14.9*	204,946	*12.6*	28,796
Common stock	*40,000*	*2.5*	*40,000*	*2.5*	-
Capital surplus	*149,320*	*9.5*	*149,307*	*9.2*	13
Retained earnings	*43,687*	*2.8*	*(21,406)*	*(1.3)*	65,093
Surplus from land revaluation	*(2,350)*	*(0.1)*	*51,413*	*3.1*	(53,763)
Unrealized gain on marketable securities	*26,148*	*1.7*	*3,467*	*0.2*	22,681
Accumulated translation adjustment	*(4,141)*	*(0.3)*	*1,131*	*0.1*	(5,272)
Treasury stock, at cost	*(18,922)*	*(1.2)*	*(18,966)*	*(1.2)*	44
Total liabilities , minority interest in consolidated subsidiaries and shareholders' equity	*1,572,529*	*100.0*	*1,628,723*	*100.0*	(56,194)

Consolidated Statements of Income

Account title	Fiscal 2003 (from April 1, 2003 to March 31, 2004)		Fiscal 2002 (from April 1, 2002 to March 31, 2003)		Increase (Decrease)
	millions of yen	%	millions of yen	%	
Operating income					
Net sales	2,214,589	*100.0*	2,163,088	*100.0*	51,501
Cost of sales	1,974,059	*89.1*	1,928,839	*89.2*	45,220
Selling, general and administrative expenses	190,133	*8.6*	193,993	*8.9*	(3,860)
Operating Income	*50,397*	*2.3*	*40,256*	*1.9*	*10,141*
Other income (loss)					
Interest and dividends income	3,180		3,717		(537)
Exchange gain	878		66		812
Amortization of negative goodwill	4,623		4,154		469
Equity in gain of non-consolidated subsidiary and affiliates	10,976		7,922		3,054
Interest expenses	(14,643)		(16,690)		2,047
Other, net	(1,674)		(2,457)		783
Other income (loss)	*3,340*	*0.1*	*(3,288)*	*(0.2)*	*6,628*
Income before special items	*53,737*	*2.4*	*36,968*	*1.7*	*16,769*
Special profit (loss)					
Gain on sales of fixed assets	3,697		1,592		2,105
Gain on maturities of investments in securities	8,454		-		8,454
Gain on sales of securities	2,431		837		1,594
Gain on sales of investment in consolidated subsidiaries	-		3,857		(3,857)
Gain on sales of pharmaceutical business divisions	-		1,102		(1,102)
Gain on return of substituted portion of employee pension fund	-		1,912		(1,912)
Loss on disposals of fixed assets	(11,909)		(7,604)		(4,305)
Loss on write-down of investments in securities	(1,090)		(13,831)		12,741
Loss on structural reform measures related	(28,030)		(10,340)		(17,690)
Loss on write-down of goodwill	(3,182)		-		(3,182)
Provision for allowance for doubtful accounts	(1,122)		-		(1,122)
Other, net	(1,381)		(1,059)		(322)
Special profit (loss)	*(32,132)*	*(1.4)*	*(23,534)*	*(1.1)*	*(8,598)*
Income before income taxes	*21,605*	*1.0*	*13,434*	*0.6*	*8,171*
Income taxes	15,800	*0.7*	8,721	*0.4*	7,079
Deferred income tax	(12,938)	*(0.6)*	(4,065)	*(0.2)*	(8,873)
Minority interest in net earnings of consolidated subsidiaries	(3,889)	*(0.2)*	(5,126)	*(0.2)*	1,237
Net income	*14,854*	*0.7*	*3,652*	*0.2*	*11,202*

Consolidated Statement of Retained Earnings

(millions of yen)

Account Title	Fiscal 2003 (from April 1, 2003 to March 31, 2004)	Fiscal 2002 (from April 1, 2002 to March 31, 2003)
Capital Surplus:		
Balance at beginning of year	149,307	47,021
Increase in capital surplus	13	102,286
Gain on disposition of treasury stock	13	-
Increase arising from share transfer	-	102,286
Balance at end of year	149,320	149,307
Retained Earnings:		
Balance at beginning of year	(21,406)	(19,826)
Increase in retained earnings	68,546	5,262
Net income	14,854	3,652
Increase arising from change of consolidated subsidiaries	35	638
Increase arising from change of affiliates accounted for by equity method	1,440	361
Increase arising from merger of consolidated subsidiaries	156	-
Reclassification with surplus from land revaluation *	52,061	611
Decrease in retained earnings	3,453	6,842
Cash dividends paid	2,720	3,341
Share transfer delivery consideration	-	2,714
Bonuses to directors	54	59
Decrease arising from change of consolidated subsidiaries	679	173
Decrease arising from change of affiliates accounted for by equity method	-	555
Balance at end of year	43,687	(21,406)

*The contents are as follows.

This resulted from the establishement of Japan Energy corporation (a split-off of the petroleum business from the former Japan Energy Corporation.)

Consolidated Statement of Cash Flows

Account title	Fiscal 2003 (from April 1, 2003 to March 31, 2004) millions of yen	Fiscal 2002 (from April 1, 2002 to March 31, 2003) millions of yen
Cash flows from operating activities		
Income before income taxes	21,605	13,434
Depreciation and amortization	45,862	48,962
Amortization of negative goodwill	(4,040)	(3,375)
Interest and dividends income	(3,180)	(3,717)
Interest expenses	14,643	16,690
Equity in gain of non-consolidated subsidiary and affiliates	(10,976)	(7,922)
Gain on maturities of investments in securities	(8,454)	-
Gain on sales of investments in securities	(2,431)	(837)
Gain on sales of investments in consolidated subsidiaries	-	(3,857)
Loss on write-down of investments in securities	1,090	13,831
Loss (gain) on sales and disposal of property,plant and equipment	8,212	6,012
Loss on structural reform measures related	28,030	10,340
Increase in trade receivables	(10,952)	(8,089)
Increase (decrease) in inventories	(3,320)	556
Decrease (increase) in trade payables	47,129	(46,951)
Other	399	(4,024)
Subtotal	123,617	31,053
Interest and dividends received	9,593	8,303
Interest paid	(14,824)	(16,769)
Payment for special retirement benefits	(2,631)	(1,071)
Income taxes paid	(9,573)	(7,172)
Net cash provided by operating activities	106,182	14,344
Cash flows from investing activities		
Payments for acquisition of securities	(80)	(1,387)
Proceeds from maturities or sales of securities	1,242	4,568
Payments for acquisition of property,plant and equipment	(28,098)	(33,542)
Proceeds from sales of property,plant and equipment	10,576	8,767
Payments for acquisition of intangible fixed assets	(4,017)	(2,541)
Payments for acquisition of investments in securities	(1,172)	(10,370)
Proceeds from maturities or sales of investments in securities	21,461	6,089
Proceeds from sales of investments in consolidated subsidiaries	612	4,050
Decrease in short-term loans	2,638	4,451
Payments for lending of long-term loans	(3,803)	(1,000)
Collection of long-term loans	7,602	6,414
Other	(2,431)	(1,197)
Net cash used in investing activities	4,530	(15,698)
Cash flows from financing activities		
Decrease (increase) in short-term borrowings	(8,084)	32,395
Proceeds from borrowing of long-term debt	101,067	109,068
Repayments of long-term debt	(206,019)	(125,949)
Payments for redemption of bond	-	(26,360)
Cash dividends paid by parent company	(2,720)	(3,341)
Share transfer delivery consideration	-	(2,714)
Other	(38)	(667)
Net cash used in financing activities	(115,794)	(17,568)
Effect of exchange rate changes on cash and cash equivalents	(1,042)	(1,411)
Net decrease in cash and cash equivalents	(6,124)	(20,333)
Cash and cash equivalents at beginning of year	76,294	91,409
Increase in cash and cash equivalents related to subsidiaries newly included in consolidation	1,177	5,218
Cash and cash equivalents at end of year	71,347	76,294

Segment Information

1. Segment Information summarized by product group

For the year ended March. 31, 2004 (from April 1, 2003 to March 31, 2004) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,745,635	295,571	71,192	41,721	60,470	2,214,589	-	2,214,589
(2) Inter-group	5,365	18,439	2,648	5,850	5,721	38,023	(38,023)	-
Total	1,751,000	314,010	73,840	47,571	66,191	2,252,612	(38,023)	2,214,589
Operating costs and expenses	1,713,241	308,968	73,408	40,249	67,382	2,203,248	(39,056)	2,164,192
Operating Income	37,759	5,042	432	7,322	(1,191)	49,364	1,033	50,397
Income before special items	35,957	13,798	(2,601)	7,283	(1,428)	53,009	728	53,737

For the year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,738,809	259,744	60,829	41,405	62,301	2,163,088	-	2,163,088
(2) Inter-group	5,017	12,600	868	3,797	7,616	29,898	(29,898)	-
Total	1,743,826	272,344	61,697	45,202	69,917	2,192,986	(29,898)	2,163,088
Operating costs and expenses	1,711,491	269,795	64,383	39,158	67,951	2,152,778	(29,946)	2,122,832
Operating Income	32,335	2,549	(2,686)	6,044	1,966	40,208	48	40,256
Income before special items	24,767	9,755	(5,890)	5,630	2,624	36,886	82	36,968

Note1.Product group categorized above is mainly adopted under internal control purpose.
In October 2003,the metal fabrication buisiness of Nippon Mining & Metals Co., was split off and transferred to newly established Nikko Metal Manufacturing Co.,Ltd.
As a result of this measure, the Nippon Mining Holdings Group was reorganized into four core business systems: petroleum (Japan Energy Group), resources and non-ferrous metals (Nippon Mining & Metals Group), electronic materials (Nikko Materials Group), and metal fabrication (Nikko Metal Manufacturing Group).
The figures for the year ended March 31,2003 have been reclassified to conform with the presentation for the year ended March. 31, 2004.

Note 2. Main products for each group are the following;

Petroleum	: gasoline, naphtha, kerosene, gas oil, heavy fuel oil, liquefied petroleum gas, petrochemicals, lubricating oil, etc.
Resources and Non-ferrous Metals	: resource development,copper, gold, silver, zinc, sulfuric acid, etc.
Electronic Materials	: copper foils, sputtering targets, compound semiconductor materials, etc
Metal Fabrication	: Wrought copper and copper alloy products, Special steel products, Precision products, etc
Other Operations	: convenience store, information service

2. Segment information summarized by region

For this fiscal year and the previous fiscal year, operations in Japan have over 90 % share of total sales and assets of whole segment.

3. Overseas sales

For this fiscal year and the previous fiscal year, overseas sales has less than 10% share of consolidated sales.

Financial Results FY2003
--fiscal year ended March 2004--

I Annual Results FY2003

1. Operating Results(consolidated)
2. Information by Segments
   - <1> Petroleum (Japan Energy Group)
   - <2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)
   - <3> Electronic Materials (Nikko Materials Group)
   - <4> Metal Fabrication (Nikko Metal Manufacturing Group)

II Annual Forecasts FY2004

1. Comparison with FY2003
2. Information by Segments
   - <1> Petroleum (Japan Energy Group)
   - <2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)
   - <3> Electronic Materials (Nikko Materials Group)
   - <4> Metal Fabrication (Nikko Metal Manufacturing Group)

III Balance Sheet, Cash Flows etc.

1. Consolidated Balance Sheet
2. Consolidated Cash Flows
3. Dividends
4. Interest-bearing Debt
5. Debt to Equity Ratio
6. Capital Expenditure and Depreciation
7. Number of Employees

Nippon Mining Holdings, INC.

May 12, 2004

※Consolidated financial result of Japan Energy Corporation for the previous year (FY2002) is presented for comparison.
※Statements which are not an historical fact are future projections made based on certain assumptions and our management's judgment drawn from currently available information. Please note that actual performance may vary significantly from any particular projection, due to various factors.

I Annual Results FY2003

1. Operating Results(consolidated)

(Billions of Yen)

	FY2003			FY2002			Differences
	1H	2H	Total	1H	2H	Total	
Net Sales	1,052.4	1,162.2	2,214.6	1,010.7	1,152.4	2,163.1	(○) 51.5
Operating Income (Loss)	18.5	31.9	50.4	12.2	28.1	40.3	(○) 10.1
Other Income (Expenses)	0.8	2.5	3.3	(0.9)	(2.4)	(3.3)	(○) 6.6
Ordinary Income (Loss)	19.3	34.4	53.7	11.3	25.7	37.0	(○) 16.8
Special Profit (Loss)	(21.0)	(11.1)	(32.1)	(3.8)	(19.7)	(23.5)	(×) 8.6
Income Taxes	(7.7)	10.5	2.9	1.6	3.1	4.7	(○) 1.8
Minority Interest	1.9	2.0	3.9	3.7	1.5	5.1	(○) 1.2
Net Income (Loss)	4.2	10.7	14.9	2.3	1.4	3.7	(○) 11.2

(1) Scope of Consolidation
① Consolidated subsidiaries 93 (8 additions, 10 reductions)
② Equity method affiliates 20 (2 additions, 1 reduction)

(2) Factors in the ordinary income ¥53.7 billion

① Operating Income ¥50.4bn
Petroleum ¥37.8bn
Resources & Non-ferrous Metals ¥5.0bn
Electronic Materials ¥0.4bn
Metal Fabrication ¥7.3bn
Others (¥0.2bn)

② Other Income(Expenses) ¥3.3bn
- Interest and dividends income ¥3.2bn
- Amortization of negative good will ¥4.6bn
- Equity in earnings of unconsolidated subsidiaries and affiliates ¥11.0bn
- Interest expenses (¥14.6bn)
- Others (¥0.9bn)

(3) Special Profit and Loss (¥32.1bn)

- Gain on redemption of investments in securities ¥8.5bn
- Loss on disposals of fixed assets (¥11.9bn)
- Restructuring costs (¥28.0bn)
- Others (¥0.7bn)

(4) Segment Information (Billions of Yen)

		FY2003			FY2002			Differences
		1H	2H	Total	1H	2H	Total	
Petroleum (Japan Energy Group)	Net Sales	830.8	920.2	1751.0	804.8	939.0	1743.8	(○) 7.2
	Operating Income (Loss)	15.4	22.4	37.8	7.3	25.0	32.3	(○) 5.4
	Ordinary Income(Loss)	14.6	21.4	36.0	3.4	21.3	24.8	(○)11.2
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	Net Sales	143.2	170.8	314.0	131.7	140.6	272.3	(○)41.7
	Operating Income (Loss)	1.1	3.9	5.0	1.4	1.1	2.5	(○) 2.5
	Ordinary Income(Loss)	5.1	8.7	13.8	5.8	4.0	9.8	(○) 4.0
Electronic Materials (Nikko Materials Group)	Net Sales	37.1	36.7	73.8	30.7	31.0	61.7	(○)12.1
	Operating Income (Loss)	(1.3)	1.7	0.4	(1.4)	(1.3)	(2.7)	(○) 3.1
	Ordinary Income(Loss)	(3.5)	0.9	(2.6)	(2.7)	(3.2)	(5.9)	(○) 3.3
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	22.2	25.4	47.6	23.2	22.0	45.2	(○) 2.4
	Operating Income (Loss)	2.8	4.5	7.3	3.3	2.7	6.0	(○) 1.3
	Ordinary Income(Loss)	2.7	4.6	7.3	3.1	2.6	5.6	(○) 1.7
Others (Independent Operating Companies & Functional Support Companies)	Net Sales	36.7	29.5	66.2	34.3	35.7	69.9	(×) 3.7
	Operating Income (Loss)	0.5	(0.7)	(0.2)	1.5	0.5	2.0	(×)2.2
	Ordinary Income(Loss)	0.5	(1.2)	(0.7)	1.7	1.0	2.7	(×) 3.4
Eliminations	Net Sales	(17.6)	(20.4)	(38.0)	(14.0)	(15.9)	(29.9)	(×) 8.1
Total	Net Sales	1052.4	1162.2	2214.6	1010.7	1152.4	2163.1	(○)51.5
	Operating Income (Loss)	18.5	31.9	50.4	12.2	28.1	40.3	(○)10.1
	Ordinary Income (Loss)	19.3	34.4	53.7	11.3	25.7	37.0	(○)16.8

※Net Sales by segments include inter-segment sales.

(5)Key Data

		FY2003			FY2002		
		1H	2H	Total	1H	2H	Total
Petroleum	Exchange Rate (¥/$)	118	108	113	123	121	122
	Dubai Spot Price ($/BL)	25.5	28.6	27.0	24.3	26.7	25.5
	Market Price of Paraxylene ($/t)	548	614	581	442	533	488
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	77	109	93	71	73	72
	Electrolytic Copper Sales (1000 tones)	301	321	622	287	297	583
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,367	2,380	2,375	2,081	2,112	2,097
	Treated Rolled Copper Foil Sales (1000 meters/month)	2,743	3,451	3,097	1,753	2,265	2,009
	ITO Target Sales(tones/month)	11.7	15.5	13.6	9.1	10.0	9.5
Metal Fabrication	Wrought Copper Products Sales (1000tones)	18	19	37	19	17	35
	Special Steel Products Sales (1000tones)	5	5	10	7	7	14
	High Quality Products Ratio	20%	25%	22%	15%	15%	15%

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Operating Results

(Billions of Yen)

	FY2003	FY2002	Differences
Net Sales	1,751.0	1,743.8	(○) 7.2
Operating Income (Loss)	37.8	32.3	(○) 5.4
Ordinary Income (Loss)	36.0	24.8	(○) 11.2

< Factors in ¥11.2bn increase in the ordinary income >

- Influence of inventories (×)¥16.3bn (FY2002:+14.3bn→FY2003:△2.0bn)
- Medium-term management plan (○) ¥9.0bn
- Petrochemicals profit (○) ¥3.0bn
- *Change in the petroleum margin due to time lag and others* (○) ¥9.8bn
- Other income and expenses (○)¥5.7bn

(2) Sales volume, growth rate and Japan Energy's market share of fuel oil

	Domestic sales volume (thousands of KL)			Growth rate (2003 vs. 2002)		Japan Energy's market share	
	FY2003	FY2002	Differences	JOMO	Nation-wide	FY2003	FY2002
Gasoline	6,327	6,276	51	100.8%	102.7%	10.2%	10.4%
Naphtha	3,110	2,993	117	103.9%	102.7%	8.8%	8.7%
Jet Fuel	741	689	52	107.5%	102.2%	13.8%	13.1%
Kerosene	2,847	3,042	△195	93.6%	95.1%	9.8%	10.0%
Gas Oil	4,434	4,534	△100	97.8%	98.8%	11.5%	11.6%
A Heavy Fuel	2,333	2,363	△ 30	98.7%	101.3%	7.8%	8.0%
C Heavy Fuel	2,672	2,334	338	114.4%	102.5%	9.5%	8.5%
Total	22,464	22,232	232	101.0%	100.8%	9.8%	9.8%
Gasoline & Middle Distillation	15,942	16,215	△273	98.3%	100.0%	10.0%	10.2%

(4) Refining volume of crude oil and utilization rate of crude oil distillation units

(millions of KL)

		FY2003 (ended March 31, 2004)					FY2002(ended March 31, 2003)				
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Group Total	Refining volume	7.07	6.45	6.91	7.38	27.81	5.83	6.45	6.95	7.37	26.58
	Operating Ratio	84%	76%	81%	88%	82%	70%	77%	83%	88%	80%
	Comparison with Previous Year	121%	100%	99%	100%	105%	96%	97%	100%	106%	100%
Mizushima	Refining volume	2.63	2.44	2.32	2.81	10.21	2.61	2.53	2.65	2.80	10.59
	Operating Ratio	91%	84%	79%	97%	88%	90%	86%	90%	98%	91%
	Comparison with Previous Year	101%	97%	88%	100%	96%	142%	95%	94%	104%	106%
Kashima	Refining volume	2.46	2.18	2.63	2.61	9.87	1.48	2.28	2.47	2.58	8.81
	Operating Ratio	89%	79%	95%	95%	89%	※57%	86%	94%	95%	83%
	Comparison with Previous Year	166%	96%	106%	101%	112%	71%	100%	108%	112%	98%

※Influence of regular shutdown maintenance

☆Capacity of Japan Energy Group's Refinery

Japan Energy Mizushima Refinery : 200,200 Barrels/Day

Kashima Oil Kashima Refinery : 190,000 Barrels/Day

Fuji Oil Sodegaura Refinery : 192,000 Barrels/Day

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Operating Results

(Billions of Yen)

	FY2003	FY2002	Differences
Net Sales	314.0	272.3	(○) 41.7
Operating Income (Loss)	5.0	2.5	(○) 2.5
Ordinary Income (Loss)	13.8	9.8	(○) 4.0

< Factors in ¥4.0bn increase in the ordinary income >

・Nippon Mining & Metals and consolidated subsidiaries○¥2.2bn

(○ copper and zinc price up, copper premium improvement
× yen appreciation, deteriorated T/C)

・Equity in Earnings ○¥1.8bn

(Minera Los Perambres ○¥3.5bn(copper price up)
LG-nikko ×¥2.0bn(deteriorated T/C, foreign currency transaction loss))

(2) Price and Sales Volume

		FY2003			FY2002		
		1H	2H	Total	1H	2H	Total
Price	Copper (¢/lb)	77	109	93	71	73	72
	Zinc ($/t)	797	1000	899	774	779	777
	Gold ($/TOZ)	355	400	378	314	338	326
	Platinum ($/TOZ)	669	816	743	543	625	584
	Palladium ($/TOZ)	179	219	199	339	263	301
Sales Volume (thousand tones)	Copper	301	321	622	287	297	583
	Zinc	41	47	88	47	46	94

<3> Electronic Materials (Nikko Materials Group)

(1) Operating Results

(Billions of Yen)

	FY2003	FY2002	Differences
Net Sales	73.8	61.7	(○) 12.1
Operating Income (Loss)	0.4	(2.7)	(○) 3.1
Ordinary Income (Loss)	(2.6)	(5.9)	(○) 3.3

< Factors in ¥3.3bn increase in the ordinary income >

①Operating Income (Loss) (○)¥3.1bn

- Electro-deposited copper foil(○)¥1.3bn,
- Treated rolled copper foil and sputtering target(○)¥1.7bn,
- Compound semiconductor materials, optical coupler and others(×)¥0.2bn,
- Expenses including development cost(○)¥0.3bn

②Other Income (Expenses) (○)¥0.2bn

- Pension liabilities amortization (○)¥0.2bn and others

(2) Breakdown by products

(Billions of Yen)

		FY2003	FY2002	Differences
Electro-deposited Copper Foil	Net Sales	* 23.5	21.7	(○) 1.8
	Operating Income	* (4.9)	(6.2)	(○) 1.3
Treated Rolled Copper Foil and Target	Net Sales	39.6	30.0	(○) 9.6
	Operating Income	8.8	7.1	(○) 1.7
Compound Semiconductor Materials and Others	Net Sales	10.7	10.0	(○) 0.7
	Operating Income	(3.5)	(3.6)	(○) 0.1
Total	Net Sales	73.8	61.7	(○) 12.1
	Operating Income	0.4	(2.7)	(○) 3.1

* : Including the results of GEI in the 1st half(January 2003 to September 2003) and NMUS in the 2nd half (October 2003 to February 2004)

(GEI 3Q(July to September 2003): Sales ¥2.6bn , Operating Loss:¥1.2bn)

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Operating Results

(Billions of Yen)

	FY2003	FY2002	Differences
Net Sales	47.6	45.2	(○) 2.4
Operating Income (Loss)	7.3	6.0	(○) 1.3
Ordinary Income (Loss)	7.3	5.6	(○) 1.7

< Factors in ¥1.7bn increase in the ordinary income >

- Sales increase (○)¥1.1bn (value-added products such as copper foil, phosphor bronze, and copper alloy etc.)
- Cost reduction (○)¥0.2bn
- Other income (○)¥0.4bn (sales of scrap and others)

(2) Sales by products

(Billions of Yen)

		FY2003	FY2002	Differences
Wrought copper	Phosphor bronze	11.5	9.7	(○) 1.8
	Brass	4.4	4.5	(×) 0.1
	Copper foil	5.7	3.8	(○) 1.9
	Others	5.8	5.2	(○) 0.6
Special steel	Stainless steel	3.6	4.5	(×) 0.9
	High-nickel alloy	6.0	6.6	(×) 0.6
	Others	0.3	0.7	(×) 0.4
Others (precision manufacturing etc.)		10.3	10.2	(○) 0.1
Total		47.6	45.2	(○) 2.4

II Annual Forecasts FY2004

1. Comparison with FY2003

(1) Assumptions

		FY2004 (forecast)			FY2003 (actual)		
		1H	2H	Total	1H	2H	Total
Petroleum	Exchange Rate (¥／$)	105	105	105	118	108	113
	Dubai Spot Price ($／BL)	32.0	32.0	32.0	25.5	28.6	27.0
	Market Price of Paraxylene ($／t)	650	630	640	548	614	581
Resources & Non-ferrous Metals	Market Price of Copper (¢／lb)	120	110	115	77	109	93
	Electrolytic Copper Sales (1000 tones)	293	296	589	301	321	622
Electronic Materials	Electrodeposited Copper Foil Sales (tones／month)	2,732	2,795	2,763	2,367	2,380	2,375
	Treated Rolled Copper Foil Sales (1000 meters／month)	3,700	4,200	3,950	2,743	3,451	3,097
	ITO Target Sales (tones/month)	19.0	25.7	22.4	11.7	15.5	13.6
Metal Fabrication	Wrought Copper Products Sales (1000tones)	18	18	36	18	19	37
	Special Steel Products Sales (1000tones)	5	4	9	5	5	10
	High Quality Products Ratio	31%	35%	33%	20%	25%	22%

(2) Operating Forecasts (consolidated)

(Billions of Yen)

	FY2004 (forecast)			FY2003 (annual)			Differences
	1H	2H	Total	1H	2H	Total	
Net Sales	1,090.0	1,219.0	2,309.0	1,052.4	1,162.2	2,214.6	(○) 94.4
Operating Income (Loss)	26.5	35.0	61.5	18.5	31.9	50.4	(○) 11.1
Ordinary Income (Loss)	29.5	37.0	66.5	19.3	34.4	53.7	(○) 12.8
Net Income (Loss)	4.5	19.5	24.0	4.2	10.7	14.9	(○) 9.1
Ordinary Margin (%)	2.7%	3.0%	2.9%	1.8%	3.0%	2.4%	(○) 0.4%
Earnings Per Share (yen)			35.3 (28.3)			21.7 (17.4)	

(　) : including treasury stocks

（3）Operating Forecasts by Segments

(Billions of Yen)

		FY2004(forecast)			FY2003(actual)			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Petroleum (Japan Energy Group)	Net Sales	840.0	970.0	1810.0	830.8	920.2	1751.0	(○) 9.2	(○)49.8	(○)59.0
	Operating Income (Loss)	14.0	22.0	36.0	15.4	22.4	37.8	(×) 1.4	(×) 0.4	(×) 1.8
	Ordinary Income (Loss)	11.0	19.0	30.0	14.6	21.4	36.0	(×) 3.6	(×) 2.4	(×) 6.0
Resources & Non-ferrous Metals (Nippon Mining & Metals)	Net Sales	164.0	156.0	320.0	143.2	170.8	314.0	(○)20.8	(×)14.8	(○) 6.0
	Operating Income (Loss)	3.2	2.8	6.0	1.1	3.9	5.0	(○) 2.1	(×) 1.1	(○) 1.0
	Ordinary Income (Loss)	10.5	9.5	20.0	5.1	8.7	13.8	(○) 5.4	(○) 0.8	(○) 6.2
Electronic Materials (Nikko Materials Group)	Net Sales	43.0	49.0	92.0	37.1	36.7	73.8	(○) 5.9	(○)12.3	(○)18.2
	Operating Income (Loss)	4.1	3.9	8.0	(1.3)	1.7	0.4	(○) 5.4	(○) 2.2	(○) 7.6
	Ordinary Income (Loss)	3.0	3.0	6.0	(3.5)	0.9	(2.6)	(○) 6.5	(○) 2.1	(○) 8.6
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	28.0	30.0	58.0	22.2	25.4	47.6	(○) 5.8	(○) 4.6	(○)10.4
	Operating Income (Loss)	4.5	5.0	9.5	2.8	4.5	7.3	(○) 1.7	(○) 0.5	(○) 2.2
	Ordinary Income (Loss)	4.3	4.7	9.0	2.7	4.6	7.3	(○) 1.6	(○) 0.1	(○) 1.7
Others (Independent Operating Companies & Functional Support Companies)	Net Sales	32.0	31.0	63.0	36.7	29.5	66.2	(×) 4.7	(○) 1.5	(×) 3.2
	Operating Income (Loss)	0.7	1.3	2.0	0.5	(0.7)	(0.2)	(○) 0.2	(○) 2.0	(○) 2.2
	Ordinary Income (Loss)	0.7	0.8	1.5	0.5	(1.2)	(0.7)	(○) 0.2	(○) 2.0	(○) 2.2
Eliminations	Net Sales	(17.0)	(17.0)	(34.0)	(17.6)	(20.4)	(38.0)	(○) 0.6	(○) 3.4	(○) 4.0
Total	Net Sales	1090.0	1219.0	2309.0	1052.4	1162.2	2214.6	(○)37.6	(○)56.8	(○)94.4
	Operating Income (Loss)	26.5	35.0	61.5	18.5	31.9	50.4	(○) 8.0	(○) 3.1	(○)11.1
	Ordinary Income (Loss)	29.5	37.0	66.5	19.3	34.4	53.7	(○)10.2	(○) 2.6	(○)12.8

※Net Sales include inter-segments sales.

(4) Ordinary Income (Loss) (FY2004 vs. FY2003)

(Billions of Yen)

	FY2004 (forecast)	FY2003 (actual)	Differences	Notes
Petroleum (Japan Energy Group)	30.0	36.0	(×) 6.0	¥6.0bn down, due to sales decrease of C Heavy oil for electric power generation(× ¥6.0bn), margin deterioration and others, in spite of measures in the Medium-term management plan(○¥9.0bn)
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	20.0	13.8	(○) 6.2	NMM and subsidiaries(○)¥0.5bn ○ copper and zinc price up, copper premium improvement × yen appreciation, deteriorated T/C Equity method affiliated companies(○)5.7 Minera Los Perambres ○¥3.4bn (copper price up), LG-nikko ○¥1.8bn (copper price up, improvement of foreign currency transaction, and termination of goodwill amortization, in spite of deteriorated T/C)
Electronic Materials (Nikko Materials Group)	6.0	(2.6)	(○) 8.6	Sales increase of copper foil (electrodeposited and treated rolled) and sputtering targets Change of inventory valuation method
Metal Fabrication (Nikko Metal Manufacturing Group)	9.0	7.3	(○) 1.7	Sales increase of high value added products and foils for IT related products
Others (Independent Operating Companies & Functional Support Companies)	1.5	(0.7)	(○) 2.2	Sales recovery from FY2003(sales down caused by the cool summer)
Total	66.5	53.7	(○)12.8	

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Forecasts

(Billions of Yen)

	FY2004 (forecast)			FY2003 (actual)			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	840.0	970.0	1,810.0	830.8	920.2	1,751.0	(○) 9.2	(○) 49.8	(○) 59.0
Operating Income (Loss)	14.0	22.0	36.0	15.4	22.4	37.8	(×) 1.4	(×) 0.4	(×) 1.8
Ordinary Income (Loss)	11.0	19.0	30.0	14.6	21.4	36.0	(×) 3.6	(×) 2.4	(×) 6.0

(2) Projected growth rate of fuel oil

	Domestic sales volume (thousands of KL)			Growth rate (2004 vs. 2003)		Japan Energy's market share	
	FY2004	FY2003	Differences	JOMO	Nation-wide※	FY2004	FY2003
Gasoline	6,331	6,327	(+) 4	100.1%	100.5%	10.2%	10.2%
Naphtha	2,906	3,110	(-) 204	93.4%	99.4%	8.3%	8.8%
Jet Fuel	765	741	(+) 24	103.2%	106.2%	13.4%	13.8%
Kerosene	3,082	2,847	(+) 235	108.3%	103.3%	10.3%	9.8%
Gas Oil	4,167	4,434	(-) 267	94.0%	94.3%	11.5%	11.5%
A Heavy Fuel	2,539	2,333	(+) 206	108.8%	98.9%	8.6%	7.8%
C Heavy Fuel	1,459	2,672	(-) 1,213	54.6%	72.4%	7.2%	9.5%
Total	21,249	22,464	(-) 1,215	94.6%	96.1%	9.7%	9.8%
Gasoline & Middle Distillation	16,119	15,942	(+) 177	101.1%	99.2%	10.2%	10.0%

※Growth rate : forecast by Japan Energy

(3) Number of JOMO Service Stations

	1998 Mar 31	1999 Mar 31	2000 Mar 31	2001 Mar 31	2002 Mar 31	2003 Mar 31	2004 Mar 31
Owned by Japan Energy (Self-SS)	1,489	1,406	1,377	1,328	1,284 (105)	1,229 (227)	1,207 (264)
Owned by wholesalers and others (Self-SS)	4,590	3,811	3,575	3,318	3,192 (59)	3,067 (95)	2,943 (121)
Total (Self-SS)	6,079	5,217	4,952	4,646	4,476 (164)	4,296 (322)	4,150 (385)

(4) Petrochemical Profit(Loss)

(Billions of Yen)

FY2004(forecast)	FY2003	FY2002	FY2001
7.5	8.5	5.5	0

(5) Profitability Improvement Plan

(Billions of Yen)

	FY2004 (planned)
Income Increase	(○) 6.0
Cost reduction	(○) 3.0
Total	(○) 9.0

※ Improvement from the previous fiscal year

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Forecasts

(Billions of yen)

	FY2004 (forecast)			FY2003 (actual)			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	164.0	156.0	320.0	143.2	170.8	314.0	(○)20.8	(×)14.8	(○)6.0
Operating Income (Loss)	3.2	2.8	6.0	1.1	3.9	5.0	(○) 2.1	(×) 1.1	(○)1.0
Ordinary Income (Loss)	10.5	9.5	20.0	5.1	8.7	13.8	(○) 5.4	(○)0.8	(○)6.2

(2) Price and Sales Volume

(Billions of Yen)

		FY2004 (forecast)			FY2003 (actual)		
		1H	2H		1H	2H	
Price	Copper (¢/lb)	120	110	115	77	109	93
	Zinc ($/t)	1,050	1,050	1,050	797	1,000	899
	Gold ($/TOZ)	400	400	400	355	400	378
	Platinum ($/TOZ)	800	800	800	669	816	743
	Palladium ($/TOZ)	180	180	180	179	219	199
Sales Volume (thousand tones)	Copper	293	296	589	301	321	622
	Zinc	41	43	84	41	47	88

<3> Electronic Materials (Nikko Materials Group)

(1) Forecasts

(Billions of Yen)

	FY2004 (forecast)			FY2003 (actual)			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	43.0	49.0	92.0	37.1	36.7	73.8	(○)5.9	(○)12.3	(○)18.2
Operating Income (Loss)	4.1	3.9	8.0	(1.3)	1.7	0.4	(○)5.4	(○) 2.2	(○) 7.6
Ordinary Income (Loss)	3.0	3.0	6.0	(3.5)	0.9	(2.6)	(○)6.5	(○) 2.1	(○) 8.6

(2) Breakdown by products

(Billions of Yen)

		FY2004 (forecast)			FY2003 (actual)			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Electro-deposited Copper Foil	Net Sales	14.1	14.0	28.1	*13.4	*10.1	23.5	(○)0.7	(○) 3.9	(○) 4.6
	Operating Income	(1.1)	(0.1)	(1.2)	*(3.5)	*(1.4)	(4.9)	(○)2.4	(○) 1.3	(○) 3.7
Treated Rolled Copper Foil and Target	Net Sales	24.8	27.7	52.5	18.0	21.6	39.6	(○)6.8	(○) 6.1	(○)12.9
	Operating Income	6.6	6.0	12.6	4.0	4.8	8.8	(○)2.6	(○) 1.2	(○) 3.8
Compound semiconductor materials and others	Net Sales	4.1	7.3	11.3	5.7	5.0	10.7	(×)1.6	(○) 2.3	(○) 0.7
	Operating Income	(1.4)	(2.0)	(3.4)	(1.8)	(1.7)	(3.5)	(○)0.4	(×) 0.3	(○) 0.1
Total	Net Sales	43.0	49.0	92.0	37.1	36.7	73.8	(○)5.9	(○)12.3	(○)18.2
	Operating Income	4.1	3.9	8.0	(1.3)	1.7	0.4	(○)5.4	(○) 2.2	(○) 7.6

* including the results of GEI in the 1st half (January 2003 to September 2003) and NMUS in the 2nd half (October 2003 to February 2004)

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Forecasts (Billions of Yen)

	FY2004 (forecast)			FY2003 (actual)			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	28.0	30.0	58.0	22.2	25.4	47.6	(○)5.8	(○)4.6	(○)10.4
Operating Income (Loss)	4.5	5.0	9.5	2.8	4.5	7.3	(○)1.7	(○)0.5	(○) 2.2
Ordinary Income (Loss)	4.3	4.7	9.0	2.7	4.6	7.3	(○)1.6	(○)0.1	(○) 1.7

(2) Sales by products (Billions of Yen)

		FY2004 (forecast)			FY2003 (actual)			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Wrought copper	Phosphor bronze	7.2	7.5	14.7	5.3	6.2	11.5	○1.9	○1.3	○3.2
	Brass	2.3	2.6	4.9	2.1	2.3	4.4	○0.2	○0.3	○0.5
	Copper foil	3.3	3.8	7.1	2.6	3.1	5.7	○0.7	○0.7	○1.4
	Others	3.9	3.9	7.8	2.7	3.1	5.8	○1.2	○0.8	○2.0
Special steel	Stainless steel	2.3	2.4	4.7	1.8	1.8	3.6	○0.5	○0.6	○1.1
	High-nickel alloy	2.9	2.4	5.3	2.8	3.2	6.0	○0.1	×0.8	×0.7
	Others	0.1	0.1	0.2	0.2	0.1	0.3	×0.1	–	×0.1
Others (precision manufacturing etc.)		6.0	7.3	13.3	4.7	5.6	10.3	○1.3	○1.7	○3.0
Total		28.0	30.0	58.0	22.2	25.4	47.6	○5.8	○4.6	○10.4

Ⅲ Others (Consolidated Balance Sheet, Cash Flows etc.)

1. Consolidated Balance Sheet

(Billions of Yen)

	Mar 31 2004[A]	Mar 31 2003	Differences	Mar 31 2005 (forecast) [B]	[B]−[A]
Current Assets	598.8	596.1	(+) 2.8	1,555.0	(-) 17.5
Fixed Assets	973.7	1,032.6	(-) 58.9		
Total Assets	1,572.5	1,628.7	(-) 56.2	1,555.0	(-) 17.5
Current Liabilities	751.3	789.7	(-) 38.4	1,275.0	(-) 24.7
Fixed Liabilities	548.4	596.5	(-) 48.1		
Minority Interest	39.1	37.6	(+) 1.5	40.0	(+) 0.9
Total Shareholder's Equity	233.7	204.9	(+) 28.8	240.0	(+) 6.3
Shareholder's Equity Ratio	14.9%	12.6%	(+) 2.3%	15.4%	(+) 0.5%
BPS	¥275.49	¥241.55	(+) ¥33.94	¥282.86	(+) ¥7.36
Interest Bearing Debt	754.0	876.4	(-) 122.4	744.0	(-) 10.0

※BPS is calculated with the number of issued shares 848,462thousand. (Treasury stock included)

①Factors in the change FY2003 (Billions of Yen)

Assets (-) 56.2	Cash and cash equivalents (-) 4.9、Trade receivables (+) 7.1、Inventories (-)4.6、 Fixed assets (tangible and intangible) (-)53.4 [(Investments in equipment (+) 31.6、Depreciation and amortization (-) 45.9、Write-down/disposal/sales (-)31.3 and others)] Investments in securities (+) 26.4 [Unrealized gain on marketable securities (+) 38.5、Sale and redemption (-)10.6 and others] Offset of deferred tax assets/liabilities* (-)18.3、 Loans receivables (-)6.8、Others (-) 1.7
Liabilities (-) 86.5	Interest bearing debt (-) 122.4、 Trade payables (+) 43.9 [influence of national holiday (+)15.6]、 Offset of deferred tax assets/liabilities* (-)18.3、Others (+) 10.3
Minority Interest (+) 1.5	
Shareholder's Equity (+) 28.8	Net income (+)14.9、Dividends (-)2.7、Unrealized gain on marketable securities (+)22.7、 Accumulated translation adjustment (-)5.3、 Others (-)0.8

②Factors in the change FY2004 (Forecast)

Assets (-) 17.5	Cash and cash equivalents (-) 16.5、Trade receivables and inventories (+)41.1、 Investments in equipment (+) 58.0、Depreciation and amortization (-) 48.0、 Capital expenditure (+)6.8、 Sales and disposals of fixed assets and financing etc. (-) 39.8、Unrealized gain on marketable securities (-)21.6、Others (+) 2.5
Liabilities (-) 24.7	Interest bearing debt (-) 10.0、Trade payables (-) 6.0 [influence of national holiday (-)15.6]、Others (-) 8.7
Minority Interest (+) 0.9	
Shareholder's Equity (+) 6.3	Net income (+) 24.0、Dividends (-)4.1、 Unrealized gain on marketable securities (-)12.8、Others (-)0.8

* This resulted from the establishment of Japan Energy Corporation. (split-off from former Japan Energy Corporation)

2. Consolidated Cash Flows

(Billions of Yen)

	FY2003(actual)	FY2002(actual)	FY2004(forecast)
Cash Flows from Operating Activities	(+) 106.2	(+) 14.3	(+) 46.3
Cash Flows from Investing Activities	(+) 4.5	(-) 15.7	(-) 21.6
Cash Flows from Financing Activities	(-) 115.8	(-) 17.6	(-) 42.0
Effect of Exchange Rate Changes	(-) 1.0	(-) 1.4	-
Net Decrease in Cash and Cash Equivalents	(-) 6.1	(-) 20.3	(-) 17.3

(1) FY2003 Breakdown

① Cash Flows from Operating Activities (+) ¥106.2bn
Ordinary income (+)53.7、Depreciation (+) 45.9、
Equity in gain of unconsolidated subsidiaries and affiliates (-)11.0、
Trade receivables, inventories and trade payables (+) 32.9、
Tax (-) 9.6、Others (-) 5.7

② Cash Flows from Investing Activities (+) 4.5
Investments in equipment (-) 32.1、Investment and financing expenditure (-) 8.5、Income in investment (+) 36.3、Others (+) 8.8

③ Cash Flows from Financing Activities (−) 115.8
Interest bearing debt repayment and redemption (-) 113.0、
Dividends (-) 2.7、Others (-) 0.1

(2) FY2004 Breakdown

① Cash Flows from Operating Activities (+) 46.3
Ordinary income (+) 66.5、Depreciation (+) 48.0、
Equity in gain of unconsolidated subsidiaries and affiliates (-)15.5、
Trade receivables, inventories and trade payables (-) 47.7、
Others (-) 5.0

② *Cash Flows from Investing Activities* (−) 21.6
Investments in equipment (-) 58.0、Investment and financing expenditure (-) 6.8、Income in investment (+) 34.6、Others (+) 8.6

③ Cash Flows from Financing Activities (−) 42.0
Interest bearing debt repayment and redemption (-) 35.2、
dividends (-) 4.1、Others (-) 2.7

3. Dividends

FY2003				FY2004 (projected)			
Interim	Final	Total	Payment amount	Interim	Final	Annual	Payment amount
----	¥6.00	¥6.00	¥ 4,079 million	----	¥8.00	¥8.00	¥ 5,439 million

※Payment amount includes the payment to the Group's companies.
※The payment of dividends FY2003 is subject to the decision of Shareholders' meeting.

4. Interest-bearing Debt

(Billions of Yen)

	Mar31 2002	Mar31 2003	Mar31 2004	Changes
Nippon Mining Holdings	--	7.0	60.4	(+) 53.4
(Former) Japan Energy	411.1	404.5	--	(-)108.7
Japan Energy	--	--	295.8	
Kashima Oil	115.7	125.7	103.0	(-) 22.7
Nippon Mining & Metals	134.1	135.2	119.3	(+) 10.1
Nikko Metal Manufacturing	--	--	26.0	
Nikko Materials	30.8	34.7	57.3	(+) 22.6
Others and eliminations	201.1	169.3	92.2	(-) 77.1
Total	892.8	876.4	754.0	(-)122.4
Reduction from Mar31 2002	--	(-)16.4	(-)138.8	

5. Debt to Equity Ratio

(Billions of Yen)

	Mar. 31 2002(A)	Mar. 31 2003	Mar. 31 2004 (B)	(B)-(A)	Mar. 31 2005 (forecast)
Interest-bearing Debt	892.8	876.4	754.0	(-)138.8	744.0
Shareholder's Equity	181.5	204.9	233.7	(+) 52.2	240.0
Debt to Equity Ratio	4.92	4.28	3.23	(-) 1.69	3.10

6. Capital Expenditure and Depreciation

(Billions of Yen)

	FY2003	FY2002	FY2004 (forecast)
Capital expenditure	31.6	38.4	58.0
Depreciation	45.9	49.0	48.0
Differences	(-) 14.3	(-) 10.6	(+) 10.0

①Capital expenditure by segments

(Billions of Yen)

	FY2003	FY2002	FY2004 (forecast)
Petroleum (Japan Energy Group)	13.8	19.9	34.0
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	7.7	6.2	8.4
Electronic Materials (Nikko Materials Group)	3.8	4.3	8.4
Metal Fabrication (Nikko Metal Manufacturing Group)	2.3	1.7	4.0
Others (Including eliminations and corporate)	4.0	6.3	3.2
Total	31.6	38.4	58.0

②Depreciation by segments

(Billions of Yen)

	FY2003	FY2002	FY2004 (forecast)
Petroleum (Japan Energy Group)	26.6	28.1	29.5
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	7.0	7.1	7.1
Electronic Materials (Nikko Materials Group)	6.4	6.3	6.2
Metal Fabrication (Nikko Metal Manufacturing Group)	2.8	3.0	2.8
Others (Including eliminations and corporate)	3.1	4.5	2.4
Total	45.9	49.0	48.0

7. Number of Employees

	Mar 31 2002	Mar 31 2003	Mar 31 2004
Petroleum (Japan Energy Group)	5,007	4,447	4,254
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	2,579	2,604	1,471
Electronic Materials (Nikko Materials Group)	1,765	1,574	1,622
Metal Fabrication (Nikko Metal Manufacturing Group)	Included in Resources & Non-ferrous Metals.		1,149
Others	1,563	1,758	1,362
Total	10,914	10,383	9,858

※ Others include Nippon Mining Holdings.